

TIGO ENERGY, INC.

2025 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-40710

Tigo Energy, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**83-3583873**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
983 University Avenue, Suite B,	
Los Gatos, California	**95032**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (408) 402-0802

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	TYGO	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $33.6 million, calculated by using the closing price of the Registrant's Common Stock on June 28, 2025, the last trading day of the month, on the Nasdaq Stock Market LLC of $1.28.

The number of shares of Registrant's Common Stock outstanding as of March 16, 2026 was 75,603,796.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2025. Portions of such proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Annual Report on Form 10-K, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When the Company discusses its strategies or plans, the Company is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, the Company's management.

You should not place undue reliance on these forward-looking statements. The forward-looking statements contained in this Annual Report on Form 10-K are only predictions based on the Company's current expectations and projections about future events and are subject to a number of risks, uncertainties and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to, the following, which also serves as a summary of the principal risks of an investment in our securities:

Risks Related to Our Business and Industry

- If we are unable to control our costs or achieve adequate revenue growth, we may not achieve or maintain profitability in the future or have sufficient cash to fund our future operations.

- Macroeconomic conditions in the markets in which we operate, as well as inflation, instability of financial institutions, rising interest rates and recessionary concerns, may adversely impact our industry, business and financial results.

- Demand for our solar energy hardware and software solutions may not grow or may grow at a slower rate than we anticipate.

- Developments in alternative technologies or improvements in other forms of distributed solar energy generation may have a material adverse effect on demand for our offerings.

- Defects, recalls, or performance problems in our products or delays, disruptions, or quality control problems in our manufacturing operations could result in loss of customers, reputational damage, and decreased revenue, and we may be the subject of numerous claims, including warranty, indemnity, and product liability claims arising from defective products.

- Our financial condition and results of operations and other key metrics are likely to be affected by seasonal trends and construction cycles.

- The loss of one or more of our major customers could have an adverse effect on our business, financial condition and results of operations.

- The solar industry has historically been cyclical and experienced periodic downturns.

- Our products may not achieve broader market acceptance.

- We have in the past, and may in the future, face product liability lawsuits which, regardless of outcome, can be expensive to defend, divert the attention of management, and lead to reputational harm.

- If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Risks Related to Legal, Compliance and Regulations

- Our business could be harmed by a reduction, elimination, expiration, or material modification of government subsidies and economic incentives for on-grid solar electricity applications.

- Projects using our products may not satisfy evolving domestic content and FEOC requirements associated with certain clean energy incentives.

- Our significant international operations subject us to additional risks compared to those of domestic companies, including trade tariffs or other trade barriers, and the interpretation and enforcement of laws and regulations in various jurisdictions.

- Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

Operating Risks

- Political uncertainty in the U.S. and jurisdictions in which we operate may have an adverse impact on business.

- If our estimates of useful life for our solar energy hardware and software solutions are inaccurate, our business and financial results could be adversely affected.

- Our hardware and software-enabled services involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition and results of operations.

Competition Risks

- We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations.

- The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our future prospects.

- Our gross margins are impacted by our ability to continue to reduce our cost structure and the continuous pressure we face to reduce the prices of our products, which has adversely affected, and may continue to adversely affect, our gross margins.

Risks Related to Intellectual Property and Technology

- Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection.

- Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

- Any unauthorized access to, disclosure, or theft of personal information we gather, store, or use could harm our reputation and subject us to claims or litigation.

- Emerging issues related to the development and use of artificial intelligence could give rise to legal or regulatory action, damage our reputation, or otherwise materially harm our business.

Risks Related to Our Financial Condition and Liquidity

- We will likely require additional capital, which additional financing may result in restrictions on our operations or substantial dilution to our stockholders, to sustain and grow our business.

- If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, difficulties in planning expenses or disputes with suppliers, any of which will adversely affect our business and financial condition.

Risks Related to the Ownership of Our Securities

- The price of our common stock has been, and may continue to be, volatile.

- Our failure to meet the continued listing requirements of Nasdaq could result in the delisting of our securities.

- We have in the past, and may in the future, fail to maintain proper and effective internal controls over financial reporting, which could impair our ability to produce accurate and timely financial statements, cause investors to lose confidence in our financial reporting and the trading price of our common stock may decline.

- We may be subject to securities litigation, which is expensive and could divert management's attention.

- If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

- Future sales, or the perception of future sales, of our common stock by us or our existing stockholders in the public market could cause the market price for our common stock to decline.

- The other factors described in "Part I, Item 1A" in this Annual Report.

It is not possible for the management of the Company to predict all risks, nor can the Company assess the impact of all factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements in this Annual Report on Form 10-K.

The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, the Company cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. The Company does not undertake any obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report on Form 10-K to conform these statements to actual results or to changes in expectations, except as required by law. You should read this Annual Report on Form 10-K and the documents that have been filed as exhibits hereto with the understanding that the actual future results, levels of activity, performance, events and circumstances of the Company may be materially different from what is expected.

Table of Contents

PART I

Item 1. Business.

Overview

Our mission is to deliver smart system solutions, combining hardware and software, which enhance safety, increase energy yield, and lower operating costs of residential, commercial, and utility-scale solar systems. We believe we are a worldwide leader in the development and delivery of products and solutions that are flexible and dependable, increasing the energy generation of solar energy systems.

We have served the solar energy industry with advanced power electronics, including the manufacturing and development of our Module Level Power Electronics ("MLPEs"), since our inception in 2007. Our primary focus has been on MLPEs, which are devices that reside under the solar panel that increase energy production, enhance safety, and lower operating costs for the system owner. Our MLPEs are designed to be highly flexible solutions that work with other inverters and modules, providing the installer with an open-system solution and a variety of choices when designing a system for the consumer.

Although the solar optimizer and inverter space has been historically served by two major suppliers, we expect to attract new customers and gain market share by expanding sales of our MLPEs, which provide solar panel power optimization and rapid shutdown, our GO Energy Storage Solutions ("GO ESS"), which provides solar energy storage management capabilities, and our Energy Intelligence ("EI") platform which provides monitoring and energy demand forecasting capabilities. We began offering our energy consumption and demand forecasting software capabilities with the launch of Predict+, in the first quarter of 2023. Our products and services power everything from single-digit kilowatt residential systems to commercial, industrial, and utility systems, scaling to hundreds of megawatts on rooftop, ground-mounted, and floating applications.

We primarily offer our products and services through distributors and solar installers. We offer our products worldwide, which allows us to capitalize on key markets in Asia, the Americas, and Europe, the Middle East and Africa ("EMEA"). Historically our two largest geographic markets have been the EMEA and Americas regions. For the year ended December 31, 2025, we generated approximately 67.1% and 25.6% of our revenue from markets in EMEA and the Americas, respectively. For the year ended December 31, 2024, we generated approximately 60.3% and 24.3% of our revenue from markets in EMEA and the Americas, respectively.

Industry

The solar energy industry is composed of three distinct markets. The residential market represents the use of solar energy in private homes. The utilities market represents the use of solar energy deployed by companies that sell the energy to homeowners and businesses. All other activity generally falls under the broad umbrella of commercial & industrial ("C&I"). We sell our products and solutions to customers in all three markets.

For all three solar markets (Residential, C&I, and Utility), we combine our MLPE technology with our cloud-based software platform for advanced energy monitoring and control. Our MLPE products maximize performance, enable real-time energy monitoring, and provide code-required rapid shutdown at the module level. These products are certified under international standards, and the Rapid Shut Down system is certified with hundreds of inverters from more than fifteen manufacturers. This open-platform approach gives our customers significantly more freedom to right-size solar systems with the features and inverters they want.

For the residential solar and solar-plus-storage markets, we develop and manufacture MLPE devices, inverters, battery energy storage systems ("BESS"), and related energy management hardware under the Tigo GO ESS residential brand. The Tigo GO ESS residential product portfolio is designed for ease-of-installation, more efficient system maintenance and management, and increased flexibility for installers. In combination with the Tigo EI mobile app and a browser-based program, the Tigo GO ESS platform provides system diagnosis, over-the-air software upgrades, and energy production monitoring that serves both homeowners and installers.

Our Solution and Operations

Our Products

Tigo TS4 Flex MLPE/Optimizer

Our MLPEs have been our primary product since our inception in 2007 and account for the substantial majority of our revenues. Marketed as Tigo TS4 Flex MLPE, these devices are an integral part of the string-inverter type of solar architecture, performing key energy management and optimization functions directly at the solar module before the direct current energy passes to other energy conversion components. To date, we have shipped approximately 16.6 million MLPE devices worldwide and have installations in over 100 countries on all seven continents. Our TS4 Flex MLPEs were designed to provide innovative solutions that enhance safety with rapid shutdown, decrease operating costs with remote monitoring and increase energy production of photovoltaic ("PV") systems with optimization. Our MLPEs provide customers with the opportunity to choose the functionalities applicable to their PV system, including:

- ***Rapid Shutdown.*** Our rapid shutdown MLPEs provide safety and adherence to local standards (where applicable) and safe access to PV systems on roofs by rapidly taking the system voltage to a safe level. The Tigo TS4-A-F, Tigo TS4-A-2F, and TS4-X-F rapid shutdown devices have the ability to shutdown panels with immediate effect to provide advanced first-responder safety functionality for solar modules rated up to 800W, including bifacial modules. These products feature compatibility with Pure Signal™ technology in Tigo RSS Transmitters and pair with hundreds of third-party solar inverters to deliver design and installation flexibility for solar installers and engineering, procurement and construction ("EPC") firms.

- ***Rapid Shutdown and Module-Level Monitoring.*** The Tigo TS4-A-S combines rapid shutdown and module-level monitoring functions. Module-level monitoring can reduce operations and maintenance costs by allowing installers to pinpoint performance issues, troubleshoot remotely and eliminate manual testing of each solar panel. This combination of rapid shutdown and module-level monitoring presents a unified solution for solar modules up to 725W. This device encapsulates all the features of our TS4-A-F 25A, TS4-A-2F 25A and TS4-X-S models, offering a comprehensive device in one solution.

- ***Rapid Shutdown, Module-Level Monitoring and Optimization.*** Finally, the Tigo TS4-A-O and TS4-X-O provide the complete breadth of the solution, combining rapid shutdown, monitoring, and optimization, which combats shading and the effects of disparate aging and soiling on modules to ensure the entire system produces efficiently out of each and every module. The TS4-A-O and TS4-X-O provide monitoring capabilities down to the module-level and allows the PV system to comply with rapid shutdown directives. Specifically, these products maximize production of the solar solution, helping to overcome shade and panel efficiency mismatch. Our internal studies show that the TS4-A-O increases production by an average of 8.7% in comparison with our MLPE models without optimizers, as measured by Tigo's "Reclaimed Energy" feature, which is included within our EI Platform and indicates the amount of energy harvested by our optimizers.

Our MLPEs are compatible with nearly every module and inverter in the market due to their open system architecture. As a result, installers use our MLPE for its ability to interface with a wide range of products. This is particularly true for installers and EPC firms that deploy large-scale C&I solar systems since components in those systems are usually custom assemblies designed to fit the precise size and cost constraints.

The majority of our MLPE products include software tools that are designed to improve the installer experience around commissioning, monitoring, and maintaining fleets of solar installations. Our software tools give our installers detailed visibility into module-level operations so that our installers can assess performance characteristics, diagnose issues, and provide high quality service to their end customers, the utility, commercial, industrial, and residential system owners.

This software is intended to simplify installations by providing installers with a single source of information for their entire fleet of installations. The software tools aggregate performance metrics of all our product offerings into one platform. The platform allows our installers to isolate specific locations and products and filter by factors such as technology and location to view fleet, site and module-specific performance characteristics. In addition, the platform allows for complete system monitoring by connecting inverters, batteries, power meters and all other equipment on site to view the entire system operation. This allows installers to obtain a complete view of all major components in an installation, review production and consumption data by hour, minute, day and month, and view real-time power flows and lifetime performance statistics.

Our software tools deliver module-level monitoring which allows users to pinpoint performance issues, the ability to troubleshoot remotely and eliminate manual testing of each solar panel resulting in an overall improvement of the user experience for installers and customers. The software platform can detect system level, string level and module-level issues and provide real-time alerts when a performance or safety issue arises. The platform also simplifies the commissioning process by providing greater system visibility and information to end installers.

Tigo GO ESS

The Tigo GO ESS product line offers a complete energy storage solution for residential customers comprised of the GO Battery, GO Inverter, GO Link/Automatic Transfer Switch ("ATS"), and GO Electric Vehicle ("EV") Charger. The Tigo GO ESS product line provides energy resilience in the event of a grid outage and optimizes energy consumption based on rate plans for today's home energy needs. The Tigo GO ESS product line can be configured for both whole-home and essential load backup to satisfy a comprehensive array of home energy needs. In addition, our systems are compatible with our smart app that offers 24/7 visibility of system behavior and intelligent control over system and battery management. The built-in communication hub, when paired with Tigo TS4 Flex MLPE, provides module level monitoring, optimization, and fire safety features.

- *GO Battery:* The Tigo GO Battery is a modular, scalable energy storage system for the battery energy storage market. In the United States ("U.S."), our batteries are available in 5 kWh increments and are expandable up to 30 kWh. In the European Union ("EU"), our batteries include 3 kWh modules and are expandable up to 12 kWh.

- *GO Inverter:* The Tigo GO Inverter offers high-efficiency energy conversion for home consumption or export to the grid. Our inverter is a hybrid inverter that can accept an input from either a battery or PV array. Tigo offers 3.8 kW, 7.6 kW and 11.4 kW GO Inverter models in the U.S. market and similar models in the EU. When combined with our line of TS4 Flex MLPE products, our inverter provides module-level optimization, monitoring and rapid shutdown and enables home energy production and consumption when paired with a home energy storage system like the Tigo GO Battery.

- *GO ATS:* The Tigo GO ATS is a necessary component for battery backup of on-grid systems. Our ATS supports a 200-amp load to provide whole home back-up. Additional features include an optional electric-vehicle charger and generator connection. Our ATS works as a gatekeeper by sensing grid loss and safely switches from grid plus solar/battery to solar/battery only.

- *GO EV Charger:* Our GO EV Charger is designed to significantly reduce transportation costs. The GO EV Charger is fully compatible with both EU single- and three-phase Tigo residential solar solutions, offering a customizable charging experience. With the Tigo EI App, users can easily set their charging schedule and choose their preferred energy source, whether it is solar, grid, or a combination of both.

The Tigo GO ESS product line, available for the U.S. and European residential markets, offers flexible components that can be purchased together or individually and are compatible with other brands. For the years ended December 31, 2025, and 2024, we have generated approximately $9.6 million and $3.5 million, respectively, in revenue from offerings of our GO ESS product line.

Our GO ESS product line allows flexibility in an integrated system that is convenient to maintain through our EI mobile app and a browser-based program. The EI Platform provides system diagnosis and over-the-air software upgrades and enables energy production monitoring for greater visibility and understanding of energy systems. We provide product performance and support to homeowners and installers with industry-leading warranties on all hardware.

Our Services

Monitoring Services

Our EI software platform is provided complimentary with the majority of our MLPE product line; however, our customers can elect to purchase our premium monitoring services, which allows for increased data granularity and historical data storage, for an additional annual fee. Our monitoring services revenue represented less than 1% of the Company's total net revenues for the years ended December 31, 2025, and 2024.

Tigo Predict+

Tigo Predict+ technology within our Tigo EI software platform marks what we believe is a significant advancement in the realm of energy demand forecasting. This innovative Software as a Service ("SaaS") solution leverages artificial intelligence ("AI") and machine learning technologies to offer accurate, customizable forecasting models for electricity generation and consumption. Designed to cater to the needs of utilities, independent power producers ("IPPs"), and grid planners, Tigo Predict+ provides leading analytical capabilities. Its comprehensive suite of data connectors, application programming interfaces ("API"), and post-processing models are designed to provide rapid integration, facilitating full data connectivity within hours. The platform's in-house machine learning models and fully automated AI engines present an innovative approach to data analysis, offering insights into consumption patterns, customer group profitability, and expected behavior all from a single interface. The Company began offering the Predict+ service in January 2023. Predict+ revenue represented 1.5% and 2.2% of the Company's total net revenue for the years ended December 31, 2025, and 2024, respectively.

Competitive Strengths

Tigo's MLPE, GO ESS product line, and EI Platform improve the safety, energy yield, and cost of solar across all three end markets (Residential, C&I, and Utility). We believe our key competitive advantages include:

- **Open Architecture.** Our MLPE, GO ESS, and EI Platform are designed to work with other vendors in the industry, unlike some competitor offerings that only work within their own family of products. In particular, our MLPE architecture works with most string inverters or modules.

- **Selective Optimization.** The Tigo system architecture is identical to a string inverter's architecture, allowing the optimizers to remain in a complete bypass mode until mismatch occurs that requires its intervention. It does not rely on distributed direct current ("DC") to direct current ("DC/DC") stage or direct current to alternating current ("DC/AC") conversion, which allows for a decreased duty cycle among all other leading solutions in the market. Because of these guiding principles of operation, Tigo optimizers achieve maximum energy harvest with up to 99.7% efficiency and limit heat dissipation at the back of the module.

- **Selective Deployment.** Tigo's selective deployment accommodates partial placement as needed and can be applied to any module in a single string, minimizing the number of optimizers needed in a tradeoff between cost and performance. Thus, any PV Module in a string that is exposed to shade, higher temperature, or has a higher mismatch characteristic with other modules can be outfitted with an optimizer. This will ensure the module's own best performance, and equally important, that it will not limit the production of the other, unshaded PV modules in the string.

- **Solar Module-Level Monitoring.** Tigo provides customers with granular, solar module-level monitoring with its Energy Intelligence Platform. Module-level monitoring can identify anomalies at the module level, increase bankability and lower maintenance expenses as compared to physical monitoring.

- **Storage Architecture.** Tigo's storage architecture utilizes a DC coupled system that minimizes losses from the conversion between AC and DC environments. In Tigo's DC coupled system, DC solar electricity flows from solar panels into Tigo's battery unit, avoiding conversions from DC to AC environments before the electricity is stored in the battery.

- **Inverter Architecture.** Our GO Inverter is a hybrid inverter that can accept an input from either a battery or PV array. The GO Inverter is available in multiple sizes in all regions where it is available, matching nearly all residential power requirements. They can efficiently operate with a solar panel array oversized by 200% in the event customers want to maximize their solar panel system to be able to better charge batteries.

Business Strategy

Our objective is to deliver smart hardware and software solutions to our customers in the residential, commercial, and utility-scale solar market groups. Key elements of our strategy include:

- **Expand U.S. Residential Sales.**   We will seek to capitalize on our strong position in the U.S. C&I markets to expand our market share position in residential sales. In particular, we are looking to further grow our share of the U.S. residential market through offerings with U.S. residential solar providers.

- **Expand Software Services.**   We will seek to increase revenues of our Predict+ Software Platform, which uses AI and machine learning technology to automatically forecast electricity generation and consumption of individual endpoints or aggregated energy portfolios for utilities, IPP's and grid planners.

- **Increase Energy Production.**   Our research and development team is focused on continuing to improve the performance of our MLPE solution by expanding its functionality and ensuring it is compatible with the latest PV module technology.

- **Increase Market Share.**   The growth of the renewable energy and solar sectors is driven by three main factors: cost savings, environmental concerns and energy independence. We intend to increase market share by focusing on these factors by delivering solar offerings and solutions that enhance safety, increase energy yield and lower operating costs. To address these factors, we offer products and solutions that enhance safety, increase energy yield, and reduce operating costs, including customizable MLPE systems and our GO ESS product line for detailed module-level monitoring.

- **Customer Service.**   Our mission is to deliver products that are productive, reliable, smart, simple and safe to enable customers' storage and energy independence. To further enhance our customer service experience, in November 2023, the Company began the Green Glove program. Available to all solar installers, the Green Glove program is specifically designed to deliver a premium support experience that enriches the C&I installer journey from design through commissioning. The Green Glove process starts with a comprehensive design review before installation, in which the Company's support personnel provide valuable insights and guidance. During installation, the support personnel are available on call at the Company's regional locations to assist and address any concerns. After installation, the support team conducts thorough reviews and follow-up discussions, continually addressing outstanding questions and gathering valuable feedback to enhance the overall installation experience. We believe that the implementation of the Green Glove program, coupled with the reinforcement of the customer experience, will continue to provide us with a competitive advantage.

Our Customers

We currently offer solutions to customers globally in the residential, utility and C&I markets. We primarily rely and focus our sales efforts on distributors and installers who assist in selling our product offerings and services to customers. We do, however, make sales directly to end customers when business conditions exist where it may be advantageous for us and a customer to establish a direct commercial relationship. For the year ended December 31, 2025, no customer accounted for 10% or more of total revenue.

Sales, Marketing and Partnerships

We sell our products and services through three main channels. Primarily, we use solar equipment distributors to leverage their broad sales force, logistics and credit services with installers. We also sell our products and services directly to large installers and EPC firms when the volume is sufficient to drive economies of scale and create an on-going business relationship. In addition, we also sell to inverter suppliers, who integrate our rapid shutdown device into their inverter and then bundle this inverter with our optimizers for a more complete solution.

Our enhanced partnership program seeks to ensure compatibility between our MLPE products and a vast set of third-party inverters, supporting solar installation performance and fulfilling safety code requirements. This formalizes collaboration on technical integrations, product certification, customer support and marketing strategies with major inverter companies. Our enhanced program ensures compatibility across partner inverters and Tigo TS4 units to support solar installation performance and fulfill safety code requirements. All Tigo Enhanced inverters are integrated with Tigo RSS Transmitters and Tigo Cloud Connect Advanced to communicate with all Tigo MLPE devices.

Manufacturing and Quality Control

Manufacturing

We have designed our manufacturing processes to produce high quality products at competitive costs. Our strategy has three elements: outsource, automate, and localize. We outsource the manufacturing of our products to contract manufacturers in order to access advanced manufacturing equipment, processes, skills and capacity without large capital outlays. We also seek to increase our responsiveness to customers while reducing costs and delivery times.

A limited number of contract manufacturers account for the substantial majority of our products sold, with manufacturing currently performed across multiple facilities, including facilities located in Thailand and China; however, we maintain relationships with multiple manufacturers and have the ability to shift production among qualified facilities as needed to support continuity of supply. By utilizing more than one contract manufacturer and multiple manufacturing locations, we seek to lower our risk profile and build resilience and redundancy into our supply chain.

We entered into a master supply agreement with one of our principal contract manufacturers in February 2021, which automatically renews for successive one-year periods unless we deliver written notice of termination at least 30 days prior to the renewal date. We place purchase orders for each transaction and, although we receive forecasted pricing on a rolling twelve-month basis, specific pricing is agreed in each purchase order. We provide forecasts for our product needs and the manufacturer is required to reserve capacity for such forecasted needs. The manufacturer is required to provide six months' prior notice of its intent to discontinue manufacturing any of our products. We expect our manufacturing relationship with this contract manufacturer to conclude in April 2026. In connection with this transition, we have engaged an additional contract manufacturer that has begun producing for us in Thailand.

We entered into a master supply agreement with another principal contract manufacturer in May 2016, which automatically renews for successive one-year periods unless either party delivers written notice of termination at least 90 days prior to the renewal date. The agreement may be terminated upon 180 days' notice by either party. We receive price quotations that specify itemized product pricing, and such price quotations are generally reviewed every three months or as otherwise agreed.

Quality Control

Our reliability methodology includes a multilevel plan with design analysis, subsystem testing of critical components, and integrative testing of design prototypes in large sample groups. As part of our reliability efforts, we subject components to industry standard conditions and tests including in accelerated life chambers that simulate burning, thermal cycling, damp-heat, and other stresses. We also conduct out-of-box audits on our finished products. In addition, reliability tests are conducted on our optimizers, and we test fully assembled products in stress tests and in the field.

Each of our products is tested multiple times throughout the production process in order to ensure product quality prior to its shipment from the manufacturing facility. We employ a serial-number-driven manufacturing process including an auditing and traceability system that allows us to control production line activities, verify correct manufacturing processes and achieve unit-specific traceability. As a part of our quality and reliability approach, failed products from the field are returned and subjected to root cause analysis, the results of which are used to improve our product design and manufacturing processes and further reduce our field failure rate. Our rigorous testing processes have helped us to develop highly reliable products.

Industry Standards

Our products and systems comply with the applicable regulatory requirements of the jurisdictions in which they are sold, as well as with major international market standards. This includes compliance with electrical safety, electromagnetic compatibility (EMC), and Grid interconnection requirements.

In 2014, Article 690.12 of the U.S. National Electrical Code ("NEC") mandated that all PV system circuits installed on or in buildings incorporate a rapid shutdown function to reduce electrical hazards for firefighters and emergency responders. Our TS4 products are designed with the capability to remotely shut down individual PV modules and de-energize the PV system to a safe voltage level in order to meet NEC rapid shutdown requirements.

Beginning with the 2017 edition of the NEC 690 code added in-array rapid shutdown requirements, which can be satisfied through the use of MLPEs. Our technology provides full compliance with these enhanced requirements.

Our rapid shutdown solutions are fully certified for compliance with the U.S. NEC and the Canadian Electrical Code by ANSI/CSA-accredited, nationally recognized testing laboratories. In addition, our products have been certified by globally recognized Certification Body Testing Laboratories, ensuring that our compliance test results are widely accepted in international markets beyond the United States and Canada.

Research and Development

Our research and development team has a wide range of experience in electrical, mechanical and software engineering. In addition, many members of our research and development team have expertise in solar technologies. As of December 31, 2025, our research and development organization had a headcount of 31 employees. Our research and development expenses totaled $9.2 million and $9.9 million for the years ended December 31, 2025, and 2024, respectively.

We plan to continue to devote substantial resources to research and development with the objectives of developing new products and systems, adding new features to existing products and systems and reducing unit costs of our products. Our development strategy is to identify features, products and systems for both software and hardware that reduce the cost and improve the effectiveness of our solutions for our customers. We measure the effectiveness of our research and development by metrics including product unit cost, efficiency, reliability, power output and ease of use.

Intellectual Property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secrets laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of December 31, 2025, we had 16 granted patents and 13 pending patents. Our issued patents are scheduled to expire between 2029 and 2044. We continually assess opportunities to seek patent protection for those aspects of our technology, designs, methodologies and processes that we believe provide significant competitive advantages.

We rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce. We believe that many elements of our manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms and procedures.

We own or have rights to various trademarks and service marks in the U.S. and in other countries, including the Tigo Energy name and logo and we rely on both registration of our marks as well as common law protection where available.

We require that all of our research and development personnel and relevant subcontractors enter into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require them to assign to us all of the inventions, designs and technologies they develop during the course of their work with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose sensitive aspects of our technology or business plans.

From time to time, we have been, and currently are, subject to claims related to our patent rights. In addition, as part of our overall strategy to protect our intellectual property, we may take, and are currently taking, legal actions to prevent third parties from infringing upon or misappropriating our intellectual property or from otherwise gaining access to our technology. No such claims or legal actions currently involve patents or intellectual property that we consider to be material to our business.

Seasonality

Historically, the majority of our revenues have been generated from customers in the European region. The Company has experienced higher sales of our products in the second and third quarters, which has been affected by seasonal customer demand trends, including weather patterns and construction cycles. The first and fourth quarters historically have had softer customer demand in our industry due to these same factors. Although these seasonal factors are common in the solar sector, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Competition

The markets for our solar products are competitive, and we compete with manufacturers of other MLPE systems, in addition to providers of similar technologies to our GO ESS product line, including energy storage systems.

The principal areas in which we compete with other companies include:

- product and system performance and features;

- total cost of ownership;

- reliability and duration of product warranty;

- customer service and support;

- breadth of product line;

- flexibility and open compatibility across systems;

- local sales and distribution capabilities;

- compliance with applicable certifications and grid codes;

- size and financial stability of operations; and

- size of installed base.

Recent market trends show an increased focus on safety features in rooftop installations, and the emergence of standards that are evolving to address such concerns. In particular, the rapid shutdown standards in the U.S. market have led to the introduction of module-level rapid shutdown devices from our competitors. We believe that the existence of rapid shutdown capabilities built into several of our products, including our optimizers, positions us well in this regard and could serve as a competitive advantage. Additionally, in 2023, PV module manufacturers introduced larger PV modules with increased power levels above 500W. This market trend has led to market interest in higher power rating optimizers, micro inverters and other MLPE devices. Most of our products have been developed to handle up to 725W to keep pace with module manufacturers, and in 2024, we introduced our X family of MLPE which supports solar modules up to 800W. In addition, the increasing demand for storage and battery solutions is expected to increase the attachment rate of storage to PV installations in the coming years.

New entrants to the MLPE market, including low-cost Asian manufacturers, have recently announced plans to ship or have already shipped similar products. We believe our optimized inverter system offers significant technology and cost advantages, in addition to offering a competitive differentiation over traditional inverter systems and microinverter technologies. Our primary competitors in the MLPE market are Enphase and SolarEdge.

The markets for our GO ESS product line and EI Platform are also competitive, and we compete primarily with SolarEdge, Enphase, and Tesla, as well as a number of other companies.

Government Regulation and Compliance

Our business activities are global and are subject to various federal, state, local and foreign laws, rules and regulations, including complex trade and customs laws, regulations and tax requirements such as sanctions orders, duties or tariffs affecting a substantial part of our import operations. In addition, the countries in which our products are manufactured or imported may adopt laws or regulations requiring in-country manufacturing of a specified portion of our components or products. Prospective customers may also require that certain goods be manufactured or sourced in-country in order to obtain their business. In-country manufacturing requirements could have a negative impact on our results of operations as we may have limited manufacturing operations in certain countries. Changes in tax policy or trade regulations, the disallowance of tax deductions on imported merchandise, or the imposition of additional duties, new tariffs or other restrictions on imported products, could have an adverse effect on our business and results of operations.

Our operations are also subject to federal, state and local laws and regulations governing environmental protection, the occupational health and safety of our employees and labor relations, including the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety. We are also subject to other complex foreign and U.S. laws and regulations related to anti-bribery and corruption, antitrust or competition, and data privacy and security, such as the European Union's ("EU") General Data Protection Regulation, among others. We have policies and procedures in place to promote compliance with these laws and regulations. Compliance with these laws, rules, regulations and any in-country manufacturing requirements has not had, and is not expected to have, a material effect on our capital expenditures and results of operations.

Import Tariffs

Changes in the U.S. trade environment, including the imposition of import tariffs and other trade restrictions, have affected, and could continue to affect, the cost and availability of certain products and components used in our products. The U.S. government has imposed tariffs on certain imports and could propose additional tariffs, increase existing tariffs, or implement other trade restrictions in the future. Due to uncertainty regarding the scope, duration, and implementation of current and potential future trade measures, we cannot predict the extent to which tariffs or other trade restrictions may impact our business, results of operations, or financial condition.

We have taken steps to manage our exposure to tariffs and trade restrictions, including adjusting our manufacturing footprint and supply chain where practicable. As of December 31, 2025, the products we import into the United States were manufactured outside of China; however, we may continue to source certain components or finished goods from countries that are, or may become, subject to tariffs or other trade restrictions. In addition, future changes in tariff rates, product scope, country-of-origin rules, or the availability of exemptions could increase our costs, disrupt our supply chain, reduce demand, or adversely affect our gross margins.

Privacy and Security Laws

There are privacy and data security laws to which we are currently subject, and/or may in the future be subject. Every U.S. state, members of the European Economic Area ("EEA"), Switzerland, United Kingdom ("UK"), Brazil, Mexico, Australia, New Zealand, China and many other jurisdictions in which we operate have adopted privacy and/or data security laws and regulations which impose significant compliance obligations.

The EU's General Data Protection Regulation 2016/679 ("GDPR"), and the GDPR's equivalent in the UK ("UK GDPR"), are wide-ranging in scope and apply to all organizations that process personal information. The GDPR/UK GDPR impose stringent requirements on organizations that determine the purposes and means of processing personal information ("Controllers") and organizations that process personal information for and on behalf of Controllers ("Processors"), including for example, robust disclosure requirements to individuals regarding the categories of personal information processed, the purposes for which and manner in which that processing takes place, robust personal information security requirements, comprehensive requirements for maintaining internal compliance documentation relating to the processing of personal information, a comprehensive individual rights regime, specific timelines for reporting personal information breaches to regulators and affected individuals, limitations on retention of personal information, stringent limitations on processing special categories of personal information (such as health data), and obligations when contracting with Processors in connection with the processing of personal information. The GDPR/UK GDPR also impose strict rules on the transfer of personal information outside of the EEA/UK, and provide for the creation of supervisory authorities. If we, or any Processor engaged by us, fail to comply with the GDPR/UK GDPR, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to the greater of €20.0 million / £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Individuals also have a right to receive compensation for material or non-material damage suffered as a result of a violation of the GDPR/UK GDPR.

The GDPR/UK GDPR requirements apply not only to third-party transactions but may also apply to transfers of personal information between us and our subsidiaries, including employee personal information. The GDPR/UK GDPR have increased our responsibility and potential liability in relation to all types of personal information that we process, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR/UK GDPR, which could increase our cost of doing business. However, despite our ongoing efforts to bring our practices into compliance with the GDPR/UK GDPR, we may not be successful either due to various factors within our control or other factors outside our control.

Additionally, we are governed by the California Consumer Privacy Act of 2018 as amended ("CCPA"), which also imposes certain obligations on businesses in the handling of the personal information of California residents. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA provides for significant civil penalties for violating the act. Among other things, the CCPA requires covered companies to provide disclosures to California residents and ways for such residents to opt-out of certain sales of personal information. The CCPA also provides a private right of action and statutory damages for data breaches. In addition, new legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Comprehensive data privacy laws in Colorado, Connecticut, Delaware, Florida, Indiana, Iowa, Kentucky, Maryland, Minnesota, Montana, Nebraska, New Hampshire, New Jersey, Oregon, Rhode Island, Tennessee, Texas, Virginia and Utah are in effect. These state laws impose similar obligations on businesses and grant similar rights to consumers as is provided under the CCPA. Some obligations under these state privacy statutes remain unclear, resulting in further legal uncertainty.

The data privacy legislation discussed above exemplifies the vulnerability of our business in the evolving regulatory environment related to personal information. Other states in the U.S. and the federal government have passed or are considering privacy laws, as well as regulations and amendments to the existing laws, and additional countries have in recent years implemented new privacy laws. Governments may also expand current regulation or guidance or enact new regulation or guidance related to personal information that could have an impact on our business. Our ability to develop new products or features may decrease, and our compliance costs and potential liability may increase with this scattered regulatory environment.

Government Incentives

U.S. federal, state and local government bodies, as well as non-U.S. government bodies, provide incentives to owners, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits, lower VAT rate and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. The market for, and customer acceptance of, on grid applications, where solar power is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, is affected by the availability and size of these government subsidies and economic incentives. The disallowance or changes in government subsidies or economic incentives could have an adverse effect on our business and results of operations.

One Big Beautiful Bill Act of 2025

In July 2025, the One Big Beautiful Bill Act of 2025 (the "OBBB") was enacted and implemented material changes to certain federal clean energy tax credit programs that are important to our business and could affect our financial condition, results of operations, and future prospects. Among other changes, the OBBB reduced the

Investment Tax Credit (the "ITC") under Section 25D of the Internal Revenue Code of 1986, as amended (the "Code"), for residential solar and storage systems purchased through cash or loans. Under the OBBB, the Section 25D credit expired on December 31, 2025.

The OBBB also established new timing requirements for eligibility under Section 48E of the Code, which governs ITCs for leased solar and storage systems. In particular, solar-only projects that do not commence construction within 12 months of the OBBB's enactment must be placed in service by December 31, 2027, to remain eligible for the credit. Energy storage projects are not subject to this placed-in-service deadline; however, the ITC for storage systems is scheduled to begin phasing down in 2034, decreasing to 75% in 2034 and 50% in 2035, and phasing out entirely by 2036.

In addition, the OBBB amended the domestic content bonus credit requirements for Section 48E projects. Projects that commence construction after June 16, 2025, must satisfy a 45% domestic cost threshold, increased from 40%. The OBBB further introduced new compliance requirements under the Foreign Entity of Concern ("FEOC") provisions applicable to both Section 48E and the Advanced Manufacturing Production Tax Credit ("AMPTC") under Section 45X of the Code. These provisions require an increasing level of non-FEOC content for solar and storage projects beginning construction in 2026 and for manufactured components produced beginning in 2026.

On July 7, 2025, the President issued an Executive Order directing the Secretary of the Treasury to issue updated guidance within 45 days regarding the "beginning of construction" requirements applicable to Section 48E projects. In August 2025, the U.S. Department of the Treasury and the IRS issued revised "beginning of construction" guidance for clean energy tax credits that applies only to projects above 1MW. The Executive Order also directs the Secretary to implement the FEOC restrictions set forth in the OBBB. Under the new FEOC rules, a U.S. energy project can only receive specific tax credits if the project's equipment from certain FEOC- related entities does not exceed set amounts, and the rules disqualify other credits from applying to US-made products that contain too many inputs from certain FEOC- related entities. The rules also prevent a company from receiving specific tax credits if it relies too much on investment or material assistance from certain FEOC- related entities, including in circumstances where a contract, license, or other arrangement gives an FEOC- related entity effective control over the company or its projects or products. Additional FEOC guidance remains forthcoming and is expected to be finalized in 2026, which could further tighten existing requirements.

These legislative and regulatory developments have affected, and could in the future adversely affect, our eligibility for certain tax credits, the attractiveness of our offerings to solar and storage system lease providers, and overall demand for our products. If we are unable to satisfy the revised domestic content or FEOC requirements, our ability to qualify for these incentives could be impaired, which could adversely affect our revenue, gross margins, business operations, and competitive position.

New Iterations of Net Metering in California

In December 2022, the California Public Utilities Commission ("CPUC") approved and voted for the third iteration of net metering ("NEM 3.0"), which has been effective since April 15, 2023. The new policy reduces the compensation earned by solar customers selling extra energy to the grid by a substantial amount. The average export rate in California under NEM 3.0 is approximately $0.05/kWh to $0.08/kWh compared to the prior average of $0.25/kWh to $0.35/kWh under NEM 2.0. In November 2023, the CPUC also adopted changes to its Virtual NEM and NEM Aggregation programs that prohibit the netting of import energy charges at multi-meter commercial or agricultural properties with solar energy generated at or adjacent to those properties, except for residential account holders in a multi-family residential property. Both of these policy changes in California reduced demand for solar PV systems for the years ended December 31, 2025, and 2024, and may continue to do so for future inverter sales. However, the reduction in export compensation under NEM 3.0, coupled with rising utility rates, may encourage deployment of battery energy storage with solar PV systems and mitigate some of the demand reductions.

Environmental

Tigo products are designed, manufactured, stored and shipped with the goals of energy-efficiency, resource conservation, human ethics and waste management throughout their lifecycle. Our MLPE, communication devices and software are designed to optimize energy production, ensure safety, promote efficient layouts, and reduce the need for on-site monitoring.

We are a member of select solar organizations and non-profits seeking to spread the availability of distributed energy. We provide thought leadership, marketing, training and donations to the North American Board of Certified Energy Practitioners ("NABCEP") and California Solar and Storage Association ("CALSSA"). Our online training sessions, webinars and NABCEP-accredited courses are free and digitally available worldwide on our website. We provide resources in multiple languages and seek to promote them often to spread knowledge about solar energy.

Tigo is committed to accelerating the adoption of solar energy worldwide. We do so while promoting and complying with the latest electrical certifications and requirements that enhance the safety of installers and first responders that interact with solar PV systems. Tigo is an active member of the non-profit organization CALSSA which conducts important work to enable safe, affordable access to solar energy for communities. Tigo also works closely with partner companies in the PV industry - including inverter manufacturers, module manufacturers, engineering firms, distributors and more - to ensure compliance with safety codes and measures.

Insurance

We maintain insurance, excess coverage, or reinsurance for property, general liability, international general liability, workers' compensation, foreign voluntary workers' compensation, umbrella, business auto, directors' and officers' liability and other coverage in amounts and on terms deemed adequate by management, based on our actual claims experience and expectations for future claims. However, future claims could exceed our applicable insurance coverage.

Human Capital Resources

As of December 31, 2025, we had 138 employees. Of these employees, 12 were engaged in operations, 31 in research and development, 67 in sales and marketing, and 28 in general and administrative roles. Of our employees, 73 were based in the Americas region, 48 were based in the EMEA region and 17 were based in the APAC region. We also engage independent contractors to support our activities.

None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

Recruitment

We rely on the success of our recruitment efforts to attract and retain technically skilled people who can support our ongoing innovation and expansion. We are an equal opportunity employer and have a policy to not discriminate based on race, religion, color, national origin, gender, sexual orientation, age, marital status, veteran status, or disability status.

Employee benefits

We aim to provide our employees with competitive salaries and benefits that enable them to achieve a good quality of life and plan for the future. Our benefits differ according to local norms and market preferences, but typically include all salary and social benefits required by local law (including retirement saving programs, paid vacation and sick leave) and many additional benefits that go beyond legal requirements in local markets.

Leadership, Training and Development

We aim to provide our employees with advanced professional and development skills so that they can perform effectively in their roles and build their capabilities and career prospects for the future. Our current education and training programs support and encourage educational opportunities for managers and team leaders based on personal development and advancement of our workforce as needed by the business.

Workplace safety and health

We prioritize our employees by offering comprehensive benefits and promoting health and wellness initiatives. We support a hybrid work model in certain regions and countries, where it aligns with our business requirements. Our commitment is to ensure the safety and health of our employees, and to contribute to the well-being of the communities we serve. This includes equipping our employees with the technology needed for optimal performance in remote settings. We will continue to monitor our global workplace practices and make further changes to our business operations, as necessary, to retain and expand our employee talent pool.

Available Information

We file our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports electronically with the SEC and such reports can be accessed on our Investor Relations website at www.investors.tigoenergy.com. Alternatively, you may access these reports at the SEC's website at www.sec.gov. We make available, free of charge, copies of these reports as soon as reasonably practicable after filing these reports with the SEC or otherwise furnishing it to the SEC.

The Company may use its website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through the Company's website. Accordingly, investors should monitor this channel, in addition to following the Company's press releases, SEC filings and public conference calls and webcasts. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Item 1A. Risk Factors

Investing in our securities involves risks. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this Annual Report on Form 10-K are not the only risks and uncertainties that we face. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business, prospects, financial condition or operating results. References to past events are provided by way of example only and they or the lack of reference to any past event or example are not intended to be a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. The following discussion should be read in conjunction with our financial statements and notes to our financial statements included herein, as well as the other documents that we file with the Securities and Exchange Commission.

Risks Related to Our Business and Industry

We have a history of generating net losses, and if we are unable to control our costs or achieve adequate revenue growth, we may not achieve or maintain profitability in the future or have sufficient cash to fund our future operations.

We have a history of incurring net losses, and we may not achieve or maintain profitability in the future. We experienced net losses of $1.9 million and $62.7 million for the years ended December 31, 2025, and 2024, respectively. Beginning in the second half of 2023 and continuing into 2024, we experienced higher operating losses than in previous quarters, primarily as a result of higher channel inventories, order cancellations and a slowdown in the macroeconomic environment. While we did see some stabilization in the solar market during 2024, we experienced lower demand for our products and services during the year ended December 31, 2024, primarily due to macroeconomic factors. Our operating results improved for the year ended December 31, 2025, compared to the same period in 2024, however there is no guarantee that we will achieve or sustain profitability in future periods. We expect our costs will increase over time as we continue to invest significant additional funds in expanding our business, sales, and marketing activities, and research and development as we continue to develop our products and services, and maintain high levels of customer support, each of which we consider critical to our continued success. We also expect to incur additional general and administrative expenses as we continue to support our operations as a public company. Historically, our costs have increased over the years due to these factors, and we expect to continue to incur increasing costs to support our anticipated future growth.

If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur losses and may not achieve or maintain profitability or have sufficient cash to fund our future operations.

We may also make decisions that could adversely affect our short-term operating results if we believe those decisions improve the experiences of our customers and if we believe such decisions will improve our operating results over the long term. Our decisions may not be consistent with the expectations of investors and may not produce the short-term or long-term benefits that we expect, in which case our business may be materially and adversely affected.

The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our future prospects. Our entry into other adjacent markets is new and highly competitive and it is difficult to evaluate our future in these new markets as well.

The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our current business and future prospects. In addition, we have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. The future energy management services that we intend to offer are new to us and these are highly competitive markets in which we will need to compete. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenues and increased expenses as we continue to grow our business. The viability and demand for our products may be affected by many factors outside of our control, including, but not limited to:

- cost competitiveness, reliability and performance of our solar systems compared to conventional and non-solar renewable energy sources and products;

- competing new technologies at more competitive prices than those we offer for our products;

- availability and amount of government subsidies and incentives to support the development and deployment of solar energy solution systems;

- the extent to which the electric power industry and broader energy industries are deregulated to permit broader adoption of solar electricity generation;

- prices of traditional carbon-based energy sources;

- levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows;

- the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products;

- availability and cost of financing for end customers, including as interest rates fluctuate;

- whether distributors, installers, or other channel partners, as well as solar financing providers, adopt and continue to promote our solutions;

- our ability to timely introduce, qualify, and certify new products and services, particularly in new or adjacent markets; and

- cost and availability of key raw materials and components and broader supply chain disruptions.

Macroeconomic conditions in our domestic and international markets, as well as inflation concerns, instability of financial institutions, rising interest rates, and recessionary concerns may adversely affect our industry, business and financial results.

Our business depends on the overall demand for our solar energy hardware and software solutions and on the economic health and willingness of our customers and potential customers to make capital commitments to purchase our products and services. As a result of macroeconomic or market uncertainty, including inflation concerns, tariffs and fluctuating interest rates, fluctuations in foreign currency exchange rates, potential economic slowdowns or recessions, geopolitical conflicts, potential regulatory changes through future legislative or executive action, and higher inventory levels in distribution channels have caused and may continue to cause customers to delay purchasing our products and services or not purchase at all. In addition, a number of the risks associated with our business, which are disclosed in these risk factors, may increase in likelihood, magnitude or duration, and we may face new risks that we have not yet identified.

Unfavorable global macroeconomic and market conditions, including higher interest rates, tariffs and inflation, have resulted in sustained periods of decreased demand. For example, starting in the second quarter of 2023, we experienced a significant decline in sales activity due to an industry-wide inventory oversupply, higher interest rates and governmental changes to net metering programs in the U.S. and Europe. While we continue to see stabilization in the solar market, we cannot be certain that this trend will continue or other unfavorable macroeconomic conditions and market conditions will not arise, including as a result of a change in policies of the new U.S. presidential administration.

Macroeconomic and market conditions could be adversely affected by a variety of political, economic or other factors in the U.S. and international markets, which could, in turn, adversely affect spending levels of installers and end users and could create volatility or deteriorating conditions in the markets in which we operate. Macroeconomic uncertainty or weakness could result in:

- reduced demand for our products as a result of constraints on capital spending for residential solar energy systems by our customers;

- increased price competition for our products that may adversely affect revenue, gross margin and profitability;

- decreased ability to forecast operating results and make decisions about budgeting, planning and future investments;

- business and financial difficulties faced by our suppliers or other partners, including impacts to material costs, sales, liquidity levels, ability to continue investing in their businesses, ability to import or export goods, ability to meet development commitments and manufacturing capability; and

- increased overhead and production costs as a percentage of revenue.

Reductions in customer spending in response to unfavorable or uncertain macroeconomic and market conditions, globally or in a particular region where we operate, as well as uncertainty in the regulatory landscape, have adversely affected, and could continue to adversely affect our business, results of operations and financial condition.

Developments in alternative technologies or improvements in distributed solar energy generation may have a material adverse effect on demand for our products.

Significant developments in alternative technologies, such as advances in other forms of distributed solar PV power generation, storage solutions (such as batteries), the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production, may have a material adverse effect on our business and prospects. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

The solar industry has historically been cyclical and experienced periodic downturns, which could adversely affect demand for our products and services and our results of operations.

Our future success partly depends on continued demand for solar PV systems in the end-markets we serve, including residential, commercial and utility sectors across the world. The solar industry has historically been cyclical and has from time to time, experienced periods of reduced demand driven by factors outside of our control, including fluctuations in interest rates and the availability and cost of financing for solar projects, changes in government incentives and regulatory programs, fluctuations in electricity prices, heightened competitive dynamics and pricing pressure, and elevated inventory levels within distribution channels. Challenging business conditions, mainly as a result of macroeconomic uncertainty and weakening market conditions, have also contributed to demand decreases.

For example, beginning in the second half of 2023, the solar industry began to experience a downturn, particularly in Europe, which led to a large amount of requests to cancel or delay orders and the buildup of channel inventory of solar products. While we did see stabilization in the solar market throughout recent periods, we cannot be certain that this trend will continue or other unfavorable macroeconomic conditions and market conditions will not arise, including as a result of a change in policies of the new U.S. presidential administration or other shifts in the policy and regulatory landscape in the U.S. and internationally. The cancellation or deferral of product orders, or overproduction due to a change in anticipated order volumes or an inability to accurately forecast demand and align production and inventory levels accordingly could result in us holding excess or obsolete inventory, which could result in inventory write-downs and, in turn, could have a material adverse effect on our financial condition. Therefore, the solar industry may suffer significant or sustained downturns now or in the future, which has in the past and could in the future adversely affect demand for our solar products and our results of operations.

Defects or performance problems in our products or delays, disruptions, or quality control problems in our manufacturing operations could result in loss of customers, reputational damage, and decreased revenue, and we may face warranty, indemnity, and product liability claims arising from defective products. If any energy storage systems procured from original equipment manufacturer ("OEM") suppliers and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.

Although our products meet our stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects, or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects, or poor performance in our products could result in the replacement or recall of our products, or components thereof, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our personnel from our product development efforts, and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. A product recall of a competitor's product may also result in negative publicity towards the market we operate in and damage our brand.

Furthermore, defective components may give rise to warranty, indemnity, or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition. We have in the past, and may in the future, be exposed to product liability claims, if one of our products were to cause injury to someone or cause property damage. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management's attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole.

Depending on the product, we offer a 5-to-25-year limited warranty for our products covering defects in design, materials, workmanship, and manufacturing of our products under proper use and service conditions. Therefore, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we do have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent future products are not compatible with the earlier generation products under warranty. Our warranty accruals are based on our assumptions, and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expenses to repair or replace defective products in the future or to compensate customers for defective products.

Our business has been and could continue to be affected by seasonal trends and construction cycles.

We have been and could continue to be subject to industry-specific seasonal fluctuations. Historically, the majority of our revenues are from the European and North American regions which experience higher sales of our products in the second and third quarters and have been affected by seasonal customer demand trends, including weather patterns and construction cycles. The first and fourth quarters historically have had softer customer demand in our industry, due to these same factors. In addition, construction levels of new solar PV projects, which create demand for our products, are typically slower in colder and wetter months.

Demand may also be influenced by the timing and structure of government incentives and related programs. For example, in the United States, customers may make purchasing decisions toward the end of the year to take advantage of tax credits or for budgetary reasons. In certain European markets where feed-in tariffs or other incentive programs apply, project development and construction activity may be influenced by program step-downs, deadlines, or other incentive-related timing, and may be concentrated during particular periods of the calendar year. Accordingly, our business and quarterly results of operations could be affected by seasonal fluctuations in the future.

We depend upon a small number of outside contract manufacturers, and our business and operations could be disrupted if we encounter problems with these contract manufacturers.

We heavily rely upon our contract manufacturers to manufacture most of our products. We mainly rely on two contract manufacturers. Any change in our relationship or contractual terms with our contract manufacturers, or changes in our contract manufacturers' ability to comply with their contractual obligations could adversely affect our financial condition and results of operations. Our reliance on a small number of contract manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. In addition, we will remain heavily dependent on suppliers of the components needed for our manufacturing.

The revenues that our contract manufacturers generate from our orders represent a relatively small percentage of their overall revenues. As a result, fulfilling our orders may not be considered a priority in the event of constrained ability to fulfill all of their customer obligations in a timely manner. In addition, the facilities in which our products are manufactured are located outside of the U.S., currently in Thailand, Vietnam and China. The location of these facilities outside of key markets such as the U.S. increases shipping time, thereby causing a long lead time between manufacturing and delivery.

If our contract manufacturers were unable or unwilling to manufacture our products in required volumes and at high quality levels or renew existing terms under supply agreements, we would have to identify, qualify, and select acceptable alternative contract manufacturers, which may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, which in turn could reduce our revenues, harm our relationships with our customers, subject us to liquidated damages for late deliveries, and damage our reputation with local installers and potential end-users, all of which will cause us to forego potential revenue opportunities. Further, the ramp of a new contract manufacturer is time-consuming and draining on the resources of our operations team.

We rely primarily on distributors and installers of solar financing to assist in selling our products to customers, and the failure of these providers to perform at the expected level, or at all, could have an adverse effect on our business, financial condition and results of our operations.

During the years ended December 31, 2025, and 2024, our largest customer accounted for approximately 8.5% and 7.9%, respectively, of our annual net revenue for such period. Our customers' decisions to purchase our products are influenced by a number of factors outside of our control. The agreements we have with some of our largest customers do not have long-term purchase commitments. While we do not believe we are dependent on any one individual customer in the long-term, the loss of, or events affecting, one or more of these customers could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we do not have exclusive arrangements with our third-party distributors. Many of our distributors also market and sell products from our competitors. These distributors may terminate their relationships with us at any time and with little or no notice. Further, these distributors may fail to devote the resources necessary to sell our products at the prices, in the volumes, and within the time frames that we expect, or may focus their marketing and sales efforts on products of our competitors. Termination of agreements with current distributors, failure by these distributors to perform as expected, or failure by us to cultivate new distributor relationships, could hinder our ability to expand our operations and harm our revenue and results of operations.

The loss of, or events affecting, one or more of our major customers could reduce our sales and have an adverse effect on our business, financial condition and results of operations.

Our customers' decisions to purchase our products are influenced by a number of factors outside of our control, including retail energy prices and government regulation and incentives, among others. Although we have agreements with some of our largest customers, these agreements generally do not have long-term purchase commitments and are generally terminable by either party by providing written notice ahead of an annual renewal. In addition, these customers may decide to no longer use, or to reduce the use of, our products and services for other reasons that may be out of our control. We may also be affected by events impacting our large customers that result in them decreasing their orders with us or impairing their ability to pay for our products, whether due to a decrease in demand from the end markets they serve or the deterioration in the financial condition or bankruptcy of any such customer or the solar installers they resell to, or a significant decrease in their business. The loss of, or events affecting, one or more of our large customers has had from time to time and could in the future have a material adverse effect on our business, financial condition and results of operations.

Our products may not achieve broader market acceptance, which would prevent us from increasing our revenue and market share.

If we fail to achieve broader market acceptance of our products, there would be an adverse impact on our ability to increase our revenue, and gain market share.

Our ability to achieve broader market acceptance for our products will be impacted by a number of factors, including:

- our ability to produce products that compete favorably against other solutions on the basis of price, quality, reliability and performance;

- our ability to timely introduce and complete new designs and timely qualify and certify our products;

- whether installers, system owners and solar financing providers will continue to adopt our systems, which have a relatively limited history with respect to reliability and performance;

- whether installers, system owners and solar financing providers will adopt our storage solution, which is a relatively new technology with a limited history with respect to reliability and performance;

- the ability of prospective system owners to obtain long-term financing for solar PV installations based on our product platform on acceptable terms or at all;

- our ability to develop products that comply with local standards and regulatory requirements, including evolving incentive-related requirements, as well as potential in-country manufacturing requirements;

- our ability to meet, and our customers' ability to satisfy, evolving domestic content requirements and restrictions associated with foreign entity of concern ("FEOC") regulations that may apply to certain clean energy incentives, and the resulting impact on the perceived economics of projects that use our products; and

- our ability to develop and maintain successful relationships with our customers and suppliers.

In addition, our ability to achieve increased market share will depend on our ability to increase sales to established solar installers, who have traditionally sold central or string inverters, or who currently sell competing DC-to-DC optimizers and energy storage systems. These installers often have made substantial investments in design, installation resources and training in traditional central or string inverter systems, DC optimizers, or energy storage systems, which may create challenges for us to achieve their adoption of our solutions.

Our recent and planned expansion into existing and new geographic markets or new product lines or services could subject us to additional business, financial, and competitive risks.

We have in the past, and may in the future, evaluate opportunities to expand into new geographic markets and introduce new product offerings and services. We also may from time to time engage in acquisitions of businesses or product lines with the potential to strengthen and expand our market position, our technological capabilities, or provide synergy opportunities. For example, we intend to continue to introduce new products targeted at large commercial and utility-scale installations and to continue to expand into other international markets.

Our success operating in these new markets and with any new product lines or services the following:

- the market acceptance of our products and services in markets in which they have not traditionally been used;

- our ability to compete effectively in new product markets or with offerings to which we are less accustomed;

- the availability, stability and scope of government subsidies and economic incentives applicable to solar and storage solutions;

- our ability to reduce production, service delivery and customer acquisition costs in order to price our offerings competitively;

- accurate forecasting and effective management of inventory levels and supply chain capacity in line with anticipated demand;

- our ability to manage manufacturing capacity, production ramps, and component availability, including as we introduce new products;

- the willingness of our potential customers to incur a higher upfront capital investment than may be required for competing solutions;

- timely qualification, certification and compliance of new products and services with local regulations, grid requirements, trade restrictions, and evolving domestic content and FEOC-related requirements, where applicable;

- our customer service capabilities and responsiveness as we expand our installed base and broaden our product portfolio; and

- timely hiring and retention of skilled employees and the efficient execution of our expansion plans.

Further, we expect these new solar PV markets and the additional markets we have entered, or may enter, to have different characteristics from the markets in which we currently sell products, and our success will depend on our ability to adapt properly to these differences. These differences include differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties, or other trade restrictions, limited or unfavorable intellectual property protection, international, political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended.

Failure to develop and introduce these new products successfully, to successfully integrate acquired businesses or to otherwise manage the risks and challenges associated with our potential expansion into new product and geographic markets, could adversely affect our revenues, including if we are unable to generate sufficient revenue from these initiatives to offset associated research and development, marketing, manufacturing and regulatory costs

Our success in marketing and selling our products depend, in part, upon our ability to continue to work closely with leading solar manufacturers.

We continue to work on variants of our integrated solar systems that are compatible with all major module manufacturers. The market success of such integrated solar PV solutions and future product offerings will depend in part on our ability to continue to work closely with major solar module manufacturers to ensure our products remain compatible with their designs and products going forward. We may not be able to encourage solar module manufacturers to work with us on the development of such compatible solutions for a variety of reasons, including differences in marketing or selling strategy, competitive considerations, lack of competitive pricing and technological compatibility. In addition, our ability to form effective partnerships with solar module manufacturers may be adversely affected by the substantial challenges faced by many of these manufacturers due to declining prices and revenues from sales of solar modules and the tariffs in the U.S.

We have in the past, and may in the future, face product liability lawsuits which, regardless of outcome, can be expensive to defend, divert the attention of management, and lead to reputational harm.

Solar power systems have the capacity to produce high electric voltages. The component parts in such systems may experience a breakdown of continuity or breakdown of insulation, which can generate sustained electrical arcs. Electrical arcs as well as other potential electrical faults may create a risk of thermal events, damage, or injury to installers and other personnel. We have in the past, and may in the future, face product liability lawsuits and adverse publicity as a result of thermal events, which may cause reputational damage, divert the attention of management or adversely affect our financial condition.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering and sales personnel. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our hardware and software-enabled services, and negatively impact our business, financial condition and operating results. In particular, we are highly dependent on the services of our Chief Executive Officer and Chairman, as he possesses technical knowledge of our business, operations, and strategy. If we lose his services or if he decides to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition could be materially harmed. We also depend on the skills and knowledge of our Chief Financial Officer and Vice President of Software R&D. We cannot assure you that we will be able to successfully attract and retain the senior leadership necessary to grow our business. Furthermore, there is increasing competition for talented individuals in our field, and competition for qualified personnel is especially intense in the San Francisco Bay Area, where our principal offices are located.

All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled executives and employees in the technology industry is intense, and our competitors have targeted individuals in our organization that have desired skills and experience. If we are not able to continue to attract, train and retain our leadership team and our qualified employees necessary for our business, the progress of our product development programs could be hindered, and we could be materially adversely affected. To help attract, retain and motivate our executives and qualified employees, we use stock-based incentive awards, including restricted stock units. The recent significant decline in our stock price and our cost reduction initiatives may adversely affect our ability to attract and retain highly qualified personnel, and we may experience increased attrition or we may need to provide additional cash or equity compensation to retain employees. In addition, if the value of such stock awards continues to decline and does not appreciate as measured by the performance of the price of our common stock, or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain and motivate our executives and employees could be weakened, which could harm our business and results of operations. In addition, any future restructuring plans may adversely impact our ability to attract and retain key employees.

Risks Related to Legal, Compliance and Regulations

The reduction, elimination, expiration, material modification, or increased qualification requirements of government subsidies and economic incentives applicable to solar PV systems and energy storage systems could reduce demand for solar PV systems and harm our business.

Given our dynamic customer makeup across the world, we and our customers are subject to governmental policies applicable to renewable energy development in numerous jurisdictions.

The market for on-grid applications, where solar power, on a standalone basis or paired with energy storage systems, is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government-issued subsidies and economic incentives that vary by geographic market. Because our customers' sales of solar power are typically into the on-grid market, the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity and could harm or halt the growth of the solar electricity industry and our business. In addition, changes to the design, administration, monetization, or eligibility criteria of these programs may reduce their economic value or increase compliance burdens, which could similarly reduce demand for solar and energy storage solutions.

National, state and local government bodies in many countries, including the United States, have provided incentives in the form of feed-in tariffs ("FiTs"), NEM tariffs and related policies, rebates, tax credits, tax incentives and other incentives to system owners, distributors, system integrators and manufacturers of solar PV systems and battery energy storage systems to bolster the cost competitiveness of solar electricity in on-grid applications relative to the cost of utility power, and to reduce dependency on other forms of energy. Many of these government incentives expire, phase out over time, have limited funding allocations that require renewal by the applicable jurisdictional authority, or are being changed by governments due to changing market circumstances or changes to national, state or local energy policy. Further, if the ITC, AMPTC, or any other existing tax credits or incentives are reduced or eliminated as part of futures changes to the U.S. Internal Revenue Code, or changes to state law or regulatory reform initiatives by subsequent legislative or executive actions, sales of our products in North America and other markets could be adversely affected. Further, changes in U.S. federal tax law, Treasury or IRS guidance, or related administrative actions could reduce, phase down, limit, or impose additional requirements for claiming or monetizing incentives, including through timing requirements, domestic content rules, and restrictions related to "foreign entities of concern" ("FEOC"), which could reduce the attractiveness of projects that utilize our products and adversely affect demand in North America and other markets.

In addition, several European countries, including Germany, Belgium, Italy, the Netherlands and the United Kingdom, have adopted reductions in or ended their NEM or FiT programs. Certain countries have proposed or enacted taxes levied on renewable energy. These and related developments have significantly impacted the solar industry in Europe and may adversely affect the future demand for solar energy solutions in Europe, which could adversely impact our results of operations. In certain jurisdictions, additional grid fees or other charges applicable to renewable energy systems have also been proposed or implemented, which may further impact project economics and demand.

Electric utility companies or generators of electricity from other non-solar renewable sources of electricity may successfully lobby for changes in the relevant legislation in their markets that are harmful to the solar industry. Reductions in, or eliminations or expirations of, governmental incentives in regions where we focus our sales efforts could result in decreased demand for and lower revenue from solar PV systems there, which would adversely affect sales of our products. In addition, our ability to successfully penetrate new geographic markets may depend on new countries adopting and maintaining incentives to promote solar electricity, to the extent such incentives are not currently in place. Furthermore, electric utility companies may establish pricing structures or interconnection requirements that could adversely affect our sales and be harmful to the solar and distributed rooftop solar generation industry.

Among other government-established incentives, net energy metering and related policies have supported the growth of on-grid solar products, and changes to such policies may reduce demand for electricity from our solar service offerings. Net energy metering is a tariffed utility rate program that permits a consumer to sell the excess solar energy that the consumer's solar panels produce to the electric utility company at a predetermined price. The most basic type of NEM tariff pays consumers the retail rate for electricity that their solar panels export to the grid, less certain "non-bypassable" fees paid by the consumer. However, certain states have sought to move away from retail rate-based net energy metering crediting for compensating excess solar generation. For example, in December 2022, the CPUC adopted a "NEM 3.0" policy, also known as the Net Billing Tariff, that unbundles export compensation from retail rates and instead bases it on a tool called the Avoided Cost Calculator ("ACC"), which estimates the utility costs that are avoided by exports from distributed generation for each hour of the year. The CPUC did seek to ease the transition for the solar market by adopting small "adders" to the hourly ACC export values for the first several years of the tariff. Nevertheless, these ACC-based export compensation values are significantly lower than retail rates for most hours of the year and may therefore increase payback periods, and thereby reduce demand for solar-only systems. Similarly, in November 2023, the CPUC adopted changes to its

"Virtual NEM" and "NEM Aggregation" programs that prohibit multi-meter commercial or agricultural property owners from netting solar energy generated at or adjacent to those properties against import charges recorded on the meters at the property, except for residential account holders in a multi-family residential property. These types of modifications to net energy metering policies have impacted and could further harm our business, both in California, where we have derived a significant portion of historical revenues in the United States, and in other jurisdictions, if pursued there.

In August 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted and expanded and extended certain federal tax incentives intended to support solar and energy storage adoption. Subsequent federal legislation and related administrative guidance, including the OBBB enacted in July 2025, has materially modified aspects of these programs, including by (i) causing the Section 25D residential credit to expire on December 31, 2025, (ii) imposing additional timing requirements applicable to certain Section 48E projects, (iii) providing for a phase-down of the investment tax credit for certain energy storage systems beginning in 2034, and (iv) revising domestic content requirements and introducing FEOC-related compliance requirements applicable to certain projects and manufactured components. These changes, and any further modifications, could reduce the availability or economic value of incentives, increase payback periods, or shift customer preferences among financing structures, which could reduce demand for solar and energy storage solutions and adversely affect our business, financial condition and results of operations.

Federal, state, local and foreign tax credits, grants and other incentive programs have in the past had a positive effect on our sales since inception. However, if these programs are reduced, eliminated or expire, it could adversely affect sales of our products in the future. Reductions in incentives and uncertainty around future energy policy, including local content requirements, have in the past and could in the future negatively affect us and may continue to negatively affect our business, financial condition, and results of operations as we seek to increase our business domestically and abroad. Furthermore, electric utility companies may establish rate structures or interconnection requirements that could be harmful to the solar industry and adversely affect our sales. Additionally, our ability to expand to other countries may depend on new countries adopting and maintaining tax credits, tax incentives, NEM policies, or other programs to promote solar electricity and storage, to the extent such incentives or programs are not currently in place. Changes in incentive programs or electricity policies could negatively affect returns on our investments in the countries in which we operate as well as our business, financial condition and results of operations. In addition, uncertainty regarding future interpretations or implementation of incentive rules, including any "beginning of construction" or FEOC-related guidance, may increase market volatility and could result in delays or cancellations of projects.

Projects using our products may not satisfy evolving domestic content and FEOC requirements associated with certain clean energy incentives, which could reduce demand for our products and adversely affect our business, financial condition and results of operations.

Recent legislative and regulatory developments, including the OBBB and related administrative actions and guidance, have introduced and expanded requirements that may affect the availability, value, and monetization of certain clean energy incentives, including investment- and production-based credits. These requirements include, among other things, increased domestic content thresholds for certain bonus credits and FEOC-related restrictions and sourcing rules that may apply to projects depending on the technology, the project's "begin construction" date, and other eligibility criteria.

Our inverter and energy storage offerings incorporate components sourced through global supply chains, and certain suppliers, sub-suppliers, or manufacturing relationships may be located in, or have commercial ties to, jurisdictions that could be implicated by FEOC-related rules. If projects utilizing our products are unable to satisfy applicable domestic content thresholds or FEOC-related requirements, or if customers perceive that using our products increases the cost, risk, or complexity of qualifying for incentives, installers, developers, distributors, and end customers may favor alternative products, defer purchases, renegotiate pricing, or reduce project volumes.

In addition, these requirements are subject to evolving interpretation and implementation through agency guidance, and compliance may require us, or our supply chain partners, to modify sourcing strategies, redesign products, add qualification testing or documentation, and incur incremental costs. Any inability to adapt to these requirements in a timely and cost-effective manner could adversely affect demand for our products, our competitive position, and our results of operations.

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory, and economic barriers to the purchase and use of solar PV systems that may significantly reduce demand for our products or harm our ability to compete. In addition, determinations of various regulatory bodies regarding lack of compliance with certifications or other regulatory requirements could harm our ability to sell our products in certain countries.

Federal, state, local and foreign government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies could deter purchases of solar PV systems sold by our customers, significantly reducing the potential demand for our products. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to use solar PV systems sold by our customers and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar PV systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities' peak hour pricing policies or rate design, such as to a flat rate, could require the price of solar PV systems and their component parts to be lower in order to compete with the price of electricity from the electric grid.

Changes in current laws or regulations applicable to us or the imposition of new laws and regulations in the U.S., Europe, or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government or internal utility regulations and policies that favor electric utilities could reduce the competitiveness of solar PV systems sold by our customers and cause a significant reduction in demand for our products and services. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition, and results of operations.

Compliance with various regulatory requirements and standards is a prerequisite for placing our products on the market in most countries in which we do business. We have all such certifications but there are at times challenges by local administrative telecommunications, consumer board or other authorities that can place sales bans on products. We maintain our position that all of our current products are tested, approved and compliant with relevant regulations, any adverse ruling can have a negative impact on our business and reputation.

The installation and operation of our energy storage systems are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our energy storage systems, especially as these regulations evolve over time.

We are subject to national, state and local environmental laws and regulations, as well as environmental laws in those foreign jurisdictions in which we operate. Environmental laws and regulations can be complex and may change often. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. We are committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we continually review the operation of our energy storage systems for health, safety and compliance. Our energy storage systems, like other battery technology-based products of which we are aware, produce small amounts of hazardous wastes and air pollutants, and we seek to ensure that they are handled in accordance with applicable regulatory standards.

Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the U.S. federal, state, regional and local level and in foreign countries in which we operate. Most existing environmental laws and regulations preceded the introduction of battery technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.

In many instances, our technology is moving faster than the development of applicable regulatory frameworks. It is possible that regulators could delay or prevent us from conducting our business in some way pending agreement on, and compliance with, shifting regulatory requirements. Such actions could delay the sale to and installation by customers of energy storage systems, result in fines, require their modification or replacement, or trigger claims of performance warranties and defaults under customer contracts that could require us to refund hardware or service contract payments, any of which could adversely affect our business, financial performance and reputation.

We are subject to risks related to environmental, social and governance ("ESG").

We are subject to risks related to our ESG practices and our ability to comply with requested disclosures by institutional and individual investors. Our disclosures on these matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact relationships with investors. We also face pressure from some in the investment community and certain public interest groups to limit the focus on ESG in our decision-making, arguing that ESG considerations do not relate to financial outcomes. Certain market participants, including major institutional investors, use third-party benchmarks or scores to measure our ESG practices in making investment decisions. Furthermore, some of our customers and suppliers evaluate our ESG practices or request that we adopt certain ESG policies as a condition of awarding contracts. In addition, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could expose us to government enforced actions and/or private litigation. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting.

Our significant international operations subject us to additional risks that could adversely affect our business, results of operations and financial condition.

We have significant international operations, and we are continuing to expand our international operations as part of our growth strategy. Our current international operations and our plans to expand our international operations have placed, and will continue to place, a strain on our employees, management systems and other resources.

Our international operations may fail to succeed due to risks inherent in operating businesses internationally, such as:

- our lack of familiarity with commercial and social norms and customs in countries which may adversely affect our ability to recruit, retain and manage employees in these countries;

- difficulties and costs associated with staffing and managing foreign operations;

- the potential diversion of management's attention to oversee and direct operations that are geographically distant from our U.S. headquarters;

- compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

- legal systems in which our ability to enforce and protect our rights may be different or less effective than in the United States and in which the ultimate result of dispute resolution is more difficult to predict;

- higher employee costs and difficulty in terminating non-performing employees;

- differences in workplace cultures;

- unexpected changes in regulatory requirements;

- tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

- more limited protection for intellectual property rights in some countries;

- adverse tax consequences, including as a result of transfer pricing adjustments involving our foreign operations;

- fluctuations in currency exchange rates;

- anti-bribery compliance by us or our partners;

- restrictions on the transfer of funds;

- global epidemics, pandemics, or contagious diseases; and

- new and different sources of competition.

Our failure to manage any of these risks successfully could harm our existing and future international operations and seriously impair our overall business.

Our business could be adversely affected by trade tariffs or other trade barriers.

We may also be negatively affected by the prospect of expanded trade restrictions between the government of the United States and where we or our partners operate. Escalating trade tensions between the United States and China have led to increased tariffs and trade restrictions, including tariffs applicable to some of our products. Our operations and supply chain may be adversely affected by actual or threatened trade actions, including new or increased tariffs, customs duties, import/export restrictions, sanctions, and other trade barriers in the United States and in other jurisdictions in which we or our suppliers operate.

In addition, recent policy actions and proposals in the United States have included the imposition of, or consideration of, additional tariffs and other trade restrictions on certain imported goods, including goods sourced from China and other jurisdictions. Any escalation of a trade war between China and the U.S., or between any other jurisdictions in which we conduct business, could potentially impact our hardware component prices and impact any plans to sell products in China and other international markets. The escalation of any "trade war" may also contribute to the rise of inflation, which may negatively affect the United States' and global markets. Retaliatory measures, changes in customs enforcement practices, or broader trade restrictions could also disrupt logistics, lengthen lead times, limit component availability, and increase price volatility.

At this time, it is unclear how further expanded trade restrictions may impact us or our partners, although they pose the risk of price instability and that exports of our products may become subject to retaliatory tariffs. In addition, alternative suppliers for certain critical components may be limited, may require lengthy qualification and certification processes, or may not be available at competitive cost or in sufficient volumes. These developments may also reduce customer demand by increasing the total installed cost of solar and storage systems or extending payback periods, and continuing uncertainty could cause customers to advance, delay, reduce, or cancel purchases. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. In addition, since our energy storage system is a new type of product in a nascent market, we have in the past needed and may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. Any inability to enforce our patents against our competitors or any finding that our patents are invalid, including in our current litigation or administrative proceedings, could have a materially adverse effect on our business, financial condition, or results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, the 2017 Tax Cuts and Jobs Act, or Tax Act, made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future NOL carryforwards, and allowing for the expensing of certain capital expenditures. The 2020 Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, modified certain provisions of the Tax Act.

In addition, on August 16, 2022, the IRA, among other provisions, imposes a 15% minimum tax on the adjusted financial statement income of certain large corporations and a 1% excise tax on corporate stock repurchases by U.S. publicly traded corporations and certain U.S. subsidiaries of non-U.S. publicly traded corporations, as well as significant enhancements of U.S. tax incentives relating to climate and energy investments. The exact impact of the Tax Act, the CARES Act and the IRA for future years is difficult to quantify, but these changes could materially affect our effective tax rate in future periods, in addition to any changes made by new tax legislation. In July 2025, the OBBB was enacted into law and, among other things, modified aspects of the U.S. tax code and scaled back certain clean energy incentives established or expanded by the IRA, including by accelerating the expiration of the Section 25D residential solar credit after December 31, 2025 and modifying eligibility requirements and deadlines applicable to certain other clean energy credits, and expanding certain non-FEOC requirements.

Changes in U.S. federal policy priorities and the implementation of incentive programs may affect the availability, timing, and monetization of certain tax incentives and related funding programs. Accordingly, the exact impact of the Tax Act, the CARES Act, the IRA, the OBBB and other legislative, regulatory and administrative developments for future years is difficult to quantify, but these changes could adversely affect our results of operations.

The Organization for Economic Co-operation and Development (the "OECD")/G20 Inclusive Framework on Base Erosion and Profit Shifting has a two-pillar approach to address tax challenges arising from the digitalization of the global economy by (i) allocating profits to market jurisdictions ("Pillar One") and (ii) ensuring multinational enterprises pay a minimum level of tax regardless of where the headquarters are located or the jurisdictions in which the company operates ("Pillar Two"). Pillar One targets multinational groups with global revenue exceeding €20 billion and a profit-to-revenue ratio of more than 10%. Companies subject to Pillar One will be required to allocate profits and pay taxes to market jurisdictions. Pillar Two focuses on global profit allocation and a global minimum tax rate. In December 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the OECD Pillar Two Framework that was supported by over 130 countries worldwide. The EU Pillar Two Directive became effective on January 1, 2024. Other countries are also actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. Based on the current revenue and profit thresholds, we do not currently expect to be impacted by either Pillar One or Pillar Two, but will continue to monitor and evaluate the potential future impact of both the proposals on our effective tax rate and related impact on our consolidated financial statements and related disclosures. The potential impact of any future rules or regulations to address the tax challenges arising from the digitization of the global economy could have a material adverse effect on our consolidated financial statements.

Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. As we expand the scale of our business activities, changes to the taxation of our activities could increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals. Any such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements, which could have a material adverse effect on our operating results or cash flows in the relevant period or periods.

Natural disasters, public health events, significant disruptions of information technology systems, data security breaches, or other catastrophic events could adversely affect our operations.

Our worldwide operations could be subject to natural disasters (including as a result of climate change), public health events, significant disruptions of information technology systems, data security breaches and other catastrophic business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. We rely on third-party manufacturing facilities, including for all product assembly and final testing of our products, which are performed at third-party manufacturing facilities in countries outside of the United States. There may be conflict or uncertainty in the countries in which we operate, including public health issues (for example, the COVID-19 pandemic or an outbreak of other contagious diseases or health epidemics), safety issues, natural disasters, fire, disruptions of service from utilities, nuclear power plant accidents, regional wars, or general economic or political factors. Such risks could result in an increase in the cost of components, production delays, general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

In the event that natural disasters (including as a result of climate change), public health epidemics or technical catastrophes were to damage or destroy any part of our facilities or those of our contract manufacturer, destroy or disrupt vital infrastructure systems or interrupt our operations or services for any extended period of time, our business, financial condition and results of operations would be materially and adversely affected.

Market Opportunity Risks

The market for our products is highly competitive and we expect to face increased competition as new and existing competitors introduce power optimizers, inverters, solar PV system monitoring and other smart energy products, which could negatively affect our results of operations and market share.

The market for solar PV solutions is highly competitive. We principally compete with traditional inverter manufacturers as well as microinverter manufacturers. Over the past few years, several new entrants to the inverter and MLPE market, including low-cost Asian manufacturers, have announced plans to ship or have already shipped products in markets in which we sell our products, including, with respect to sales in Australia and in Europe. We expect competition to intensify as new and existing competitors enter the market. In addition, there are several new entrants, including ourselves, that are proposing or have proposed solutions to the rapid shutdown functionality which has become a regulatory requirement for PV rooftop solar systems in the United States. Our competitors may offer a more competitive price and technologically attractive solution to the residential solar PV market, which could make it more difficult for us to maintain market share.

Several of our existing and potential competitors have the financial resources to offer competitive products at aggressive or below-market pricing levels, which could cause us to lose sales or market share or cause us to lower prices for our products in order to compete effectively. If we have to reduce our prices by more than we anticipated, or if we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products, our financial condition and results of operations would suffer.

In addition, competitors may be able to develop new products more quickly than us, may partner with other competitors to provide combined technologies and competing solutions and may be able to develop products that are more reliable or that provide more functionality than ours.

A drop in the retail price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations, and prospects.

Decreases in the retail prices of electricity from the utility grid, or other renewable energy resources, would make the purchase of solar PV systems less economically attractive and would likely lower sales of our products. The price of electricity derived from the utility grid could decrease as a result of:

- construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies;

- relief of transmission constraints that enable local centers to generate energy less expensively;

- reductions in the price of natural gas, or alternative energy resources other than solar;

- utility rate adjustment and customer class cost reallocation;

- energy conservation technologies and public initiatives to reduce electricity consumption;

- development of smart-grid technologies that lower the peak energy requirements of a utility generation facility;

- development of new or lower-cost energy storage technologies that have the ability to reduce a customer's average cost of electricity by shifting load to off-peak times; and

- development of new energy generation technologies that provide less expensive energy.

Moreover, technological developments in the solar components industry could allow our competitors and their customers to offer electricity at costs lower than those that can be offered by us and our customers, which could result in reduced demand for our products. If the cost of electricity generated by solar PV installations incorporating our systems is high relative to the cost of electricity from other sources, our business, financial condition and results of operations may be harmed.

Increased interest rates and the tightening of supply of capital in the global financial markets has in the past, and could in the future, make it difficult for end-users to finance the cost of a solar PV system and could reduce the demand for smart energy products and thus demand for our products.

Many end-users depend on financing to fund the initial capital expenditure required to develop, build or purchase a solar PV system. As a result, the current level of increased interest rates and a reduction in the supply of project debt financing or reduced tax equity investments, has in the past, and could in the future, reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or the end-users to secure the financing necessary to develop, build, purchase or install a solar PV system on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our net sales. In addition, we believe that a significant percentage of end-users install solar PV systems as an investment, funding the initial capital expenditure through financing. The increased level of interest lowers such end-users' return on investment on a solar PV system, increases the equity return requirements and could make alternative investments more attractive relative to solar PV systems, and, in each case, could cause such end-users to seek alternative investments.

If renewable energy technologies are not suitable for widespread adoption or sufficient demand for our hardware and software-enabled services does not develop or takes longer to develop than we anticipate, our sales and revenue may decline.

The market for renewable, distributed energy generation is emerging and rapidly evolving, and its future success is uncertain. If renewable energy generation proves unsuitable for widespread commercial deployment or if demand for our renewable energy hardware and software-enabled services fails to develop sufficiently, we would be unable to achieve sales and market share.

Many factors may influence the widespread adoption of renewable energy generation and demand for our hardware and software-enabled services, including, but not limited to the cost-effectiveness of renewable energy technologies as compared with conventional and competitive technologies, the performance and reliability of renewable energy products as compared with conventional and non-renewable products, fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources, increases or decreases in the prices of oil, coal and natural gas, continued deregulation of the electric power industry and broader energy industry, and the availability or effectiveness of government subsidies and incentives.

Events that negatively impact the growth of renewable energy will have a negative impact on our business and financial condition.

The growth and profitability of our business is dependent upon the future growth of renewable energy, such as solar. The solar industry is an evolving industry that has experienced substantial changes in recent years, and we cannot be certain that consumers, businesses, or utilities will adopt solar PV systems as an alternative energy source at levels sufficient to grow our business. If demand for our solar energy hardware and software solutions fails to continue to develop sufficiently, demand for our products will decrease, resulting in an adverse impact on our ability to increase our revenue and grow our business.

The growth of renewable energy, including the number of renewable energy projects is dependent upon a number of factors, including governmental policies, including incentives that encourage the building of renewable energy projects, and the cost of alternative energy sources, including fossil fuels and new technologies. Any events or change in the regulatory framework or electricity energy market that negatively impact the growth and development of renewable energy, particularly wind and solar energy, will have a negative impact on our business and financial condition.

The failure of battery energy storage cost to continue to decline would have a negative impact on our business and financial condition.

The growth and profitability of our GO ESS product line is dependent upon the continued decline in the cost of battery energy storage. Over the last decade, the cost of battery energy storage systems, particularly lithium-ion based battery energy storage systems, has declined significantly. This lower cost has been driven by advances in battery technology, maturation of the battery supply chain, the scale of battery production by the leading manufacturers and other factors. The growth of our hardware sales and related software-enabled services is dependent upon the continued decrease in the price and efficiency of battery energy storage systems of our OEM suppliers. If for whatever reason, our OEM suppliers are unable to continue to reduce the price of their battery energy storage systems, our GO ESS product line could be negatively impacted.

Operating Risks

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control.

We are subject to, among other things, the following factors that may negatively affect our operating results:

- seasonal and other fluctuations in demand for our products;

- the timing, volume and product mix of sales of our products, which may have different average selling prices or profit margins;

- changes in our pricing and sales policies or the pricing and sales policies of our competitors;

- our ability to design, manufacture and deliver products to our customers in a timely and cost-effective manner and that meet customer requirements;

- our ability to manage our relationships with our contract manufacturers, customers and suppliers;

- quality control or yield problems in our manufacturing operations;

- the anticipation, announcement or introductions of new or enhanced products by our competitors and ourselves;

- reductions in the retail price of electricity;

- changes in laws, regulations and policies applicable to our business and products, particularly those relating to government incentives for solar energy applications;

- the impact of tariffs on the solar industry in general and our products in particular;

- unanticipated increases in costs or expenses;

- the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business operations;

- the impact of government-sponsored programs on our customers;

- our exposure to the credit risks of our customers, particularly in light of the fact that some of our customers are relatively new entrants to the solar market without long operating or credit histories;

- our ability to estimate future warranty obligations due to product failure rates, claim rates or replacement costs;

- our ability to forecast our customer demand and manufacturing requirements, and manage our inventory;

- our ability to predict our revenue and plan our expenses appropriately;

- fluctuations in foreign currency exchange rates;

- announcement of acquisitions or dispositions of our assets or business operations;

- changes in our management; and

- general economic conditions and changes in such conditions specific to our target markets.

The above factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our operating results. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of this revenue shortfall on our results of operations. There can be no assurance that we will be able to successfully address these risks.

We are exposed to general economic conditions and the fluctuations of interest and inflation rates may have an adverse effect on our business.

We are seeing an increase in overall operating and other costs as the result of inflationary pressures and elevated production costs, in particular in Europe and the United States. While inflationary pressures have moderated from recent peaks, and we do not believe inflationary pressures have caused a material impact on our business to date, there can be no guarantee that inflation will not cause our operations to suffer in the future. If inflation rates were rise, or if the global or U.S. economies experience a recession or economic slowdown, consumers may not be able to purchase our products as usual, especially where these factors have a direct impact on the consumers. As a consequence, our earnings may be adversely affected. High interest rates in Europe, the U.S., or elsewhere could adversely affect our costs and earnings due to the impact those changes have on our variable-rate debt instruments.

Furthermore, we could be adversely affected by negative economic conditions prevalent in the U.S. or other countries, even when economic conditions in such countries may differ significantly from economic conditions in Europe or elsewhere, as investors' reactions to developments in any of these other countries may have an adverse effect on our securities. Consequently, the market value of our securities may be adversely affected by events taking place outside of Europe or the U.S.

As a result of war, hostilities and other conditions in Israel, the Company's business operations could be negatively impacted.

The Company has subsidiaries that conduct research and development, in addition to our Predict+ service, that are located in Israel. Accordingly, political, economic, and military conditions in Israel directly affect us. Israel has been and is currently involved in a number of armed conflicts and is the target of terrorist activity, including threats from Hezbollah militants in Lebanon, Iranian militia in Syria, Iran and other regional actors, and the security situation remains volatile and difficult to predict.

For example, on October 7, 2023, Hamas terrorists and members of other terrorist organizations conducted a series of attacks on Israeli civilian and military targets. Shortly following the attack, Israel declared war against Hamas, and several hundred thousand Israeli reservists were drafted to perform immediate military service. Cease fire agreements or pauses in hostilities have been announced or implemented at times; however, hostilities and heightened tensions have continued in the region and could intensify or expand, including through renewed escalation, violations of cease fire arrangements, or additional military action. Military conflicts at some of Israel's borders are difficult to predict, as are its economic implications on the Company's business and operations in Israel and on Israel's economy in general.

In addition, any future armed conflict, political instability, event of escalation or violence in the region may impede our ability to manage our business effectively or otherwise adversely affect our business or operations. Some of our employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for additional active duty under emergency circumstances, including in connection with the current armed conflict and related hostilities.

In the event our subsidiary's office is damaged as a result of hostile action, or the current armed conflict or other hostilities disrupt ongoing operations, we may be unable to operate our Israel-based activities as planned. These conditions may also reduce employee availability and productivity, disrupt supply chains, logistics, travel and communications, security and compliance costs, and heighten cybersecurity risks, which could negatively impact our business, results of operations and financial condition.

Political uncertainty in the U.S. and jurisdictions in which we operate may have an adverse impact on business.

We are subject to various legal, compliance and regulatory risks in numerous jurisdictions throughout the world. These risks include the availability of economic incentives in certain geographic regions in which the Company operates. Future elections in various countries, including the United States and throughout Europe, may further increase these risks. The elections could result in shifts in domestic, foreign, and economic policy approaches, and uncertainty with respect to, regulation and legislation directly affecting the Company and our business environment, including tax incentives or potential tariffs that could directly affect the solar industry. Actions taken by new administrations may have an adverse impact on our industry and business or may indirectly affect us because of adverse impacts on our customers, suppliers and manufacturers, which could result in a material adverse effect on our business, financial condition, results of operations and future growth.

Some international areas are politically less stable than other areas and may be subject to civil unrest, conflict, insurgency, corruption, security risks and labor unrest. Political instability in areas where we operate may expose our operations to increased risks, including increased difficulty in obtaining required permits and government approvals, enforcing our agreements in those jurisdictions and potential adverse actions by local government authorities.

The political landscape in the United States is characterized by increasing polarization, uncertainty, and volatility. Political developments, including changes in leadership, shifts in policy priorities, and legislative gridlock, with increased risks of federal government shutdowns or debt defaults, could have significant implications for our business operations, regulatory environment, and financial performance. The unpredictability of the political environment poses challenges in anticipating and mitigating risks effectively.

We are dependent on ocean transportation to deliver our products in a timely and cost-efficient manner. If we are unable to use ocean transportation to deliver our products, our business and financial condition could be materially and adversely impacted.

We rely on ocean transportation for the delivery of most of our products to our customers, and when unavailable, incompatible with customer delivery time requirements, or when we are unable to accommodate accelerated delivery times due to growing customer volume demands, we rely on alternative, more expensive air transportation. Our ability to deliver our products via ocean transportation could be adversely impacted by shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices, such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor, disruptions to ports and other shipping facilities due to geopolitical conflicts or pandemics, and other factors not within our control.

For example, in the last quarter of 2023, costs increased again due to geopolitical tensions in the Middle East. Specifically, actions by the Houthi rebel group in Yemen disrupted international shipping lanes in the Red Sea, necessitating the rerouting of commercial ships away from the Suez Canal to longer alternative routes. While we have seen costs stabilize over time, if we are unable to use ocean transportation and are required to substitute more expensive air transportation, our financial condition and results of operations could be materially and adversely impacted.

If our estimates of useful life for our solar energy hardware and software solutions are inaccurate or if our OEM suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.

We sell hardware and software-enabled services to our customers. Our software-enabled services are essential to the operation of these hardware products. As a result, in connection with the sales of solar energy hardware, we enter into recurring long-term services agreements with customers. Our pricing of services contracts is based upon the value we expect to deliver to our customers, including considerations such as the useful life of solar energy systems and prevailing electricity prices. We also provide certain warranties and guarantees covering product specification and drawings, as well as defects in design, materials, workmanship, and manufacturing.

We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to refund our service contract payments to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance.

Further, the occurrence of any defects, errors, disruptions in service, or other performance problems, interruptions, or delays with our solar energy and management systems, whether in connection with day-to-day operations or otherwise, could result in:

- loss of customers;

- loss or delayed market acceptance and sales of our hardware and software-enabled services;

- delays in payment to us by customers;

- injury to our reputation and brand;

- legal claims, including warranty and service level agreement claims, against us; or

- diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.

The costs incurred in correcting any material defects or errors in our hardware and software or other performance problems may be substantial and could adversely affect our business, financial condition and results of operations.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results.

Our customers depend on our support organization to resolve any technical issues relating to our hardware and software-enabled services. In addition, our sales process is highly dependent on the quality of our hardware and software-enabled services, on our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, financial condition and results of operations.

We offer technical support services with our hardware and software-enabled services and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our business, financial condition and results of operations.

Our hardware and software-enabled products involve a lengthy sales cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition and results of operations.

Our sales cycle is typically six to twelve months for our hardware and software-enabled products, but can vary considerably. To make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our hardware and software-enabled products. The period between initial discussions with a potential customer and the sale of even one of our various products typically depends on a number of factors, including the potential customer's budget and decision as to the type of financing it chooses to use, as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. This lengthy sales cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources without having certainty of generating a sale.

These lengthy sales and installation cycles increase the risk that our customers will fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation. Cancellation rates may be impacted by factors outside of our control including an inability to install solar energy hardware at the customer's chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the customer or other reasons unique to each customer. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business, financial condition and results of operations could be adversely affected.

Additionally, we have ongoing arrangements with our customers and target customers. Some of these arrangements are evidenced by contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to continue to fulfill the obligations under such contracts or arrangements, our business, financial condition and results of operations could be adversely affected.

Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.

The installation and operation of our solar energy hardware at a particular site is generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires obtaining and keeping in good standing various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy storage system installations, to design our solar energy hardware to comply with these varying standards, and for our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given customer's project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our customer's ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our customers' abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our solar energy hardware and could therefore adversely affect the timing of the recognition of revenue related to hardware acceptance by our customer, which could adversely affect our operating results in a particular period.

In addition, the successful installation of our solar energy hardware is dependent upon the availability of and timely connection to the local electric grid. We may be unable to obtain the required consent and authorization of local utilities to ensure successful interconnection to energy grids to enable the successful discharge of renewable energy to customers. Any delays in our customers' ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation-related services will have an adverse effect on our results and could cause operating results to vary materially from period to period.

The threat of global economic, capital markets and credit disruptions, including sovereign debt issues, pose risks to our business.

The threat of global economic, capital markets and credit disruptions pose risks to our business. These risks include slower economic activity and investment in projects that make use of our products and services. These economic developments, particularly decreased credit availability, have in the past reduced demand for solar products. For instance, the European sovereign debt crisis in recent years has caused and may continue to cause European governments to reduce, eliminate or allow to expire government subsidies and economic incentives for solar energy, which could limit our growth or cause our net sales to decline and materially and adversely affect our business, financial condition, and results of operations. These conditions, including reduced incentives, continued decreases in credit availability, as well as continued economic instability, have and may continue to adversely impact our business, financial condition and results of operations as we seek to increase our sales internationally.

Fluctuations in currency exchange rates may negatively impact our financial condition and results of operations.

Although our revenues are generated in U.S. dollars, a portion of our operating expenses is incurred in New Israeli Shekels (primarily related to payroll), the Euro and, to a lesser extent, other currencies. As a result, our profitability may be affected by movements in the U.S. dollar relative to the Euro, the New Israeli Shekel and other currencies in which we generate revenues, incur expenses and maintain cash balances.

Foreign currency fluctuations may also affect the prices of our products which are denominated primarily in U.S. dollars. If there is a devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, primarily by maintaining cash balances in New Israeli Shekels, significant and sustained changes in exchange rates, particularly between the U.S. dollar and the Euro, the New Israeli Shekel and other currencies, could have an adverse effect on our profitability and financial condition.

Third-Party Partner Risks

We depend on sole-source and limited-source suppliers for key components, raw materials, and products. If we are unable to source these components, raw materials, and products on a timely basis or at acceptable prices, we will not be able to deliver our products to our customers and production time and production costs could increase, which may adversely affect our business.

We depend on limited-source suppliers for certain key components of our products, such as our lithium-ion batteries, inverters, Auto Transfer Switches, and smart meters, as well as sole-source suppliers for other components, such as CPUs, Wi-Fi chips, FPGA chips, potting, and plastics. Any of the sole-source and limited-source suppliers upon whom we rely on could experience quality and reliability issues, stop producing our components, cease operations, or be acquired by, or enter into exclusive arrangements with, our competitors. Any such quality or reliability issue, or interruption or delay may force us to seek similar components or products from alternative sources, which may not be available on commercially reasonable terms, or at all. Switching suppliers may require that we redesign our products to accommodate new components, and may potentially require us to re-qualify our products, which would be costly and time-consuming. Any interruption in the quality or supply of sole-source or limited-source components for our products would adversely affect our ability to meet scheduled product deliveries to our customers and could result in lost revenue or higher expenses and would harm our business.

While our supply agreements have automatic renewal provisions, some allow for termination upon advanced written notice by our manufacturers. Our supply agreements require us to place individual purchase orders, which provide flexibility in regard to product quantities and pricing. Each purchase order requires us to forecast our projected demand for products and competitive pricing. Termination of any supply agreement, incorrectly projecting our demand or pricing of materials, or our inability to negotiate and execute successive purchase orders could have a material adverse effect on our business.

Our supply chain is reliant upon manufacturers in Thailand and China. Changes in the economic, political or social conditions, government policies or regulatory developments in those countries could have a material adverse effect on our business and operations.

All of our manufacturers are headquartered and have manufacturing facilities in Thailand and China. Accordingly, our supply chain, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in those countries. The Asian economy differs from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Asian markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some Asian markets have experienced, and may in the future experience, political and economic instabilities, which include but are not limited to strikes, demonstrations, protests, marches, coups d'état, guerilla activity, risks of war, terrorism, nationalism or other types of civil disorder, and regulatory changes such as nullification of contracts. For example, in particular, in recent years, tensions between China and Taiwan have further escalated, with China accelerating the development of military capabilities and threatening the use of military force to gain control over Taiwan in certain circumstances. Although we have not experienced any material disruptions related to our manufacturers to date, there can be no assurance that we will not experience such interruptions in the future, due to an escalation of tensions between China and Taiwan or otherwise.

Any adverse changes in economic conditions in Asia, or in the policies of the governments or of the laws and regulations in each respective jurisdiction of our manufacturers could have a material adverse effect on our business and operating results, lead to disruptions in our supply chain and adversely affect our competitive position.

Our hardware and software-enabled services rely on interconnections to distribution and transmission facilities that are owned and operated by third parties, and as a result, are exposed to interconnection and transmission facility development and curtailment risks.

Our hardware and software-enabled services are interconnected with electric distribution and transmission facilities owned and operated by regulated utilities necessary to deliver the electricity that our storage systems produce. A failure or delay in the operation or development of these distribution or transmission facilities could result in a loss of revenues or breach of a contract because such a failure or delay could limit the amount of renewable electricity that our solar energy hardware delivers or delay the completion of our customers' construction projects. In addition, certain components of our solar energy hardware generation may be curtailed without compensation due to distribution and transmission limitations, reducing our revenues and impairing our ability to capitalize fully on a particular customer project's potential. Such a failure or curtailment at levels above our expectations could impact our ability to satisfy agreements entered into with our suppliers and adversely affect our business.

We have in some instances, and may in the future, enter into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.

We have entered into supply agreements with certain suppliers of battery energy storage systems and other components of our solar energy systems. Some of these supply agreements provide for fixed or inflation-adjusted pricing and substantial prepayment obligations. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand, or if our suppliers are unable or unwilling to provide us with the contracted quantities, as we have limited alternatives for supply in the short term, our results of operations could be materially and negatively impacted. Further, we face significant specific counterparty risk under long-term supply agreements when dealing with certain suppliers without a long, stable production and financial history. Given the uniqueness of our product, many of our suppliers do not have a long operating history and may not have substantial capital resources. In the event any such supplier experiences financial difficulties, it may be difficult or may require substantial time and expense to replace such supplier. We do not know whether we will be able to maintain supply relationships with our critical suppliers, or secure new long-term supply agreements.

Additionally, many of the battery energy storage systems and components of our solar energy systems are procured from foreign suppliers, which exposes us to risks including unforeseen increases in costs or interruptions in supply arising from changes in applicable international trade regulations, such as taxes, tariffs, or quotas. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

We must maintain customer confidence in our long-term business prospects in order to grow our business.

Customers may be less likely to purchase our hardware and services if they are not convinced that our business will succeed or that our services and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Accordingly, in order to grow our business, we must maintain confidence among our customers, OEM suppliers, analysts, ratings agencies, third-party general contractor partners, financing partners and other parties in our long-term business prospects. This may be particularly complicated by factors such as:

- our limited operating history at current scale;

- unfamiliarity with or uncertainty about our energy storage and management systems and the overall perception of the distributed and renewable energy generation markets;

- inexperience with new product offerings and services and difficulties arising from the successful rollout thereof;

- delivery and service operations to meet demand;

- prices for electricity in particular markets;

- competition from alternate sources of energy;

- warranty or unanticipated service issues we may experience in connection with third-party manufactured hardware and our proprietary software;

- the environmental consciousness and perceived value of environmental programs to our customers;

- the size of our expansion plans in comparison to our existing capital base and the scope and history of operations; and

- the availability and amount of incentives, credits, subsidies or other programs to promote installation of energy storage systems.

Several of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if unfounded, would likely adversely affect our business, financial condition and results of operations.

Cybersecurity and Information Technology Risks

We are subject to stringent privacy laws, information security policies and contractual obligations governing the use, processing and transfer of personal information and any unauthorized access to, or disclosure or theft of personal information we gather, store or use could harm our reputation and subject us to claims or litigation.

We receive, store and use certain personal information of our customers, and the end-users of our customers' solar PV systems, including names, addresses, e-mail addresses, credit information and energy production statistics. We also store and use personal information of our employees. We take steps to protect the security, integrity and confidentiality of the personal information we collect, store and transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we and our suppliers or vendors may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures. These techniques may include social engineering (including impersonation or deepfake schemes), ransomware and extortion, exploitation of software vulnerabilities, credential theft, attacks on third-party service providers or other elements of the supply chain, and increasingly, the use of artificial intelligence and other coordinated methods that may increase the scale, speed and sophistication of cybersecurity attacks. In addition, our visibility into, and ability to monitor, the security practices of our suppliers, vendors and other service providers may be limited, and any incident affecting them could adversely affect us.

We are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal information in the different jurisdictions in which we operate, including comprehensive regulatory systems in the U.S. and Europe. In addition to the Federal Trade Commission Act ("FTC Act"), which generally regulates the data privacy and cybersecurity practices of businesses as consumer protection, California enacted the CCPA, which creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA has been amended from time to time, including by the California Privacy Rights Act ("CPRA"), which was approved by California voters in the November 3, 2020 election. The CPRA significantly modified the CCPA, including by establishing particular consumer rights with respect to certain sensitive personal information. The CPRA also created a new state agency vested with authority to enforce the CCPA and implement regulations under the CCPA. It remains unclear what, if any, further modifications will be made to the CCPA or how such legislation will be interpreted. In addition, new legislation proposed or enacted in other states will continue to shape the data privacy environment nationally. Comprehensive data privacy laws have been enacted and are in effect in a growing number of states, many of which are in effect, and additional states have adopted or continue to consider similar legislation. These state laws impose similar obligations on businesses and grant similar rights in consumers as is provided under the CCPA but some obligations under these state privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses in an effort to comply. Complying with these and other laws, regulations, amendments to or re-interpretations of existing laws and regulations, and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to make changes to our services to enable us or our customers to meet new legal requirements, incur substantial operational costs, modify our data practices and policies, and restrict our business operations.

The SEC requires cybersecurity disclosures about cybersecurity incidents and risk management. The SEC Cybersecurity Rules mandate that we report a cybersecurity incident on a Form 8-K within four days after we determine that the incident is material. See Item 1C, "Cybersecurity," for further information about our processes for assessing, identifying and managing material cybersecurity risks, any risks from cybersecurity threats, the Board of Directors' oversight of risks from cybersecurity threats, and management's role in assessing and managing the registrant's material risks from cybersecurity threats. Additionally, all 50 states have laws requiring businesses to provide notification of certain breaches of personal information to affected individuals, state agencies and others.

On May 25, 2018, the EU began enforcement of the GDPR. The GDPR applies to organizations within the EU that process personal information and organizations located outside of the EU that process personal information of individuals in the EU where such processing relates to either: (a) the offering of goods or services to individuals in the EU; or (b) the monitoring of the behavior of individuals as far as that behavior takes place within the EU. The UK GDPR applies in the same manner, with respect to the UK, following the UK's departure from the EU. The GDPR/UK GDPR impose strict requirements to implement appropriate technical and organizational measures to keep personal information secure, and to report data breaches to data protection authorities, and potentially to affected individuals, within specified timescales.

The GDPR/UK GDPR also impose strict requirements on the transfer of personal information out of the EEA/UK to the United States and other third countries. Organizations in the EEA may transfer personal information to U.S. companies (and companies based in other third countries) on the basis of the new standard contractual clauses ("updated SCCs") published by the European Commission in 2021. In addition, on July 10, 2023 the European Commission adopted an adequacy decision regarding the EU-U.S. Data Privacy Framework ("DPF") which allows organizations in the EEA to transfer personal information to U.S. companies that self-certify to the DPF (which forgoes the need to implement the updated SCCs). The UK Information Commissioner's Office has also issued new data transfer agreements: a UK Addendum to the updated SCCs; and a standalone International Data Transfer Agreement ("UK IDTA"), and, effective on October 12, 2023, the UK adopted the UK-U.S. Data Bridge, that largely applies the DPF in the context of transfers of personal data from the UK to companies in the United States that participate in the DPF and the Data Bridge extension. Presently, the primary means of validly transferring personal information from the EEA/UK to the United States are the DPF/Data Bridge and the updated SCCs/UK Addendum/UK IDTA, which should be supported by a transfer impact assessment detailing the risks to the personal information that have been transferred according to the application of local laws in the jurisdiction to which they are being transferred. Where personal information is transferred without updated SCCs/UK Addendum/UK IDTA in place, and/or any other valid transfer mechanism, this creates a risk of enforcement action for non-compliance with the requirements of the GDPR/UK GDPR.

On June 28, 2021, the European Commission announced a decision of "adequacy" concluding that the UK ensures an equivalent level of data protection to the GDPR. The UK had already announced a reciprocal adequacy finding in respect of the EU. The effect of these adequacy decisions is that personal information may flow between the EEA and the UK without hindrance and/or the need to implement any specific data transfer mechanism. These adequacy decisions must be reviewed after four years and are subject to modification or revocation at any time. Changes to the UK GDPR and the UK Data Protection Act 2018 ("DPA 2018") were introduced by the Data (Use and Access) Act 2025 (the "DUAA"), many of which took effect in February 2026. Overall, the changes introduced by the DUAA do not fundamentally alter the UK GDPR or the DPA 2018; however, the DUAA does introduce: (a) added flexibility for organizations seeking to comply with the UK GDPR and DPA 2018; and (b) new requirements concerning the management of requests and complaints from individuals about the processing of their personal information. We note that the UK government has indicated its intention to amend the UK GDPR, the Data Protection Act 2018 and other laws relevant to privacy and cybersecurity. The impact of any changes to existing privacy and cybersecurity laws will not be clear until full details of these changes have been published and agreed.

The EU / UK also impose cybersecurity obligations on organizations that operate in critical sectors of the economy (for example, the UK energy sector) and/or provide specific services (e.g., digital services such as online search engines). These cybersecurity obligations are primarily imposed through EU Member States' implementation of directive (EU) 2016/1148 (the "NIS Directive"), directive (EU) 2022/2555 (the "NIS 2 Directive"), and the Network and Information Systems Regulations 2018/506 (the "UK NIS Regulations"). Multinational organizations providing services in the UK and across EU Member States may be exposed to overlapping obligations, compliance requirements, and regulatory oversight.

The UK NIS Regulations and the NIS Directive require that in-scope entities take appropriate and proportionate measures (having regard to the state of the art) to manage risks posed to the security of the network and information systems on which their services rely and to minimize the impact of incidents with a view to ensuring the continuity of service. In addition, in-scope entities are required to notify relevant authorities without undue delay of any incident having a significant impact on the continuity of the service (in the UK, organizations have 72 hours from the moment of becoming aware of such an incident to notify). Failure to comply with these requirements exposes in-scope entities: (i) to fines of up to £17million, if subject to the UK NIS Regulations; and (ii) to the applicable sanctions for non-compliance set forth in the implementing legislation of the EU Member State whose laws are applicable.

The NIS Directive was repealed effective October 18, 2024, and replaced with Directive (EU) 2022/2555 (the "NIS 2 Directive"). The implementation of the NIS 2 Directive, and repeal of the NIS Directive, does not impact the UK NIS Regulations because the UK is no longer an EU Member State. The NIS 2 Directive imposes a more robust range cybersecurity obligations than the NIS Directive, including a list of minimum cybersecurity risk management measures that must be adopted. The NIS 2 Directive also introduces a robust incident notification process, which requires (amongst other things) notification to the relevant competent authority of incidents which have a significant impact within 24 hours of becoming aware of such an incident, followed by subsequent information disclosures at specific intervals. In addition, the management body of an entity subject to the EU Member State law implementing the NIS 2 Directive may be held liable for non-compliance. The NIS 2 Directive provides that national cybersecurity authorities have a more extensive array of enforcement tools at their disposal, have greater access to information, and benefit from a more considered approach to cross-border and regulatory cooperation. The NIS 2 Directive also establishes consistent minimum standards with respect to regulatory oversight, enforcement, and sanctions. Although the NIS 2 Directive broadens the range of specific cybersecurity measures that in-scope entities must adopt, these measures only represent minimum requirements. EU Member States may impose more stringent requirements on in-scope entities with respect to cybersecurity than provided for under the text of the NIS 2 Directive. There are divergences in approach across EU Member States, which could lead to divergences in approach and making compliance more challenging and costly for multinational organizations with exposure to national laws implementing the NIS 2 Directive across in multiple EU Member States. Organization's subject to the EU Member State laws implementing the NIS 2 Directive may be subject to fines capped at the greater of: (i) at least €10 million or (ii) 2% of total annual worldwide turnover. Notwithstanding that the NIS Directive has been repealed, the majority of EU Member States have not yet implemented the NIS 2 Directive in domestic legislation. As such, multinational organizations with exposure to the laws of multiple Member States may be subject to both: (i) national laws implementing the NIS Directive in Member States where the NIS 2 Directive has not yet been implemented; and (ii) national laws implementing the NIS 2 Directive. We note that the European Commission has proposed some targeted changes to the NIS 2 Directive; however, the impact of any changes will not be clear until there is alignment between the EU institutions and a final and agreed proposal is published.

The UK has also implemented the Product Security and Telecommunications Infrastructure Act 2022 ("PSTI") which, amongst other things, imposes obligations on manufacturers, importers and distributors of specific categories of consumer connectable products to comply with minimum security requirements with a view to securing such products against cyber-attacks. Non-compliance with PSTI exposes the organization to fines up to the greater of £10 million or 4% of worldwide revenue. The EU has also introduced the Cyber Resilience Act (the "CRA") which will impose obligations on manufacturers, importers and distributors of products with a digital component, including internet-enabled hardware and software, to ensure that such products adhere to minimum security requirements. Failure to comply with the CRA exposes organizations to fines of up to the greater of €15 million or 2.5 % of annual worldwide turnover. The majority of the obligations imposed by the CRA take effect from December 2027.

Compliance with U.S. and international data protection and cybersecurity laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Our and our collaborators' and contractors' failure to fully comply with GDPR/UK GDPR, the CCPA and other data protection and cybersecurity laws could lead to significant fines and require onerous corrective action. In addition, data security breaches experienced by us, our collaborators or contractors could result in the loss of trade secrets or other intellectual property, public disclosure of sensitive commercial data, and the exposure of personal information (including sensitive personal information) of our employees, customers, collaborators and others, leading to loss of business opportunities and other adverse effects. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Furthermore, the laws are not consistent, and compliance with various different requirements may be costly. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations.

We note that the UK is currently in the process of reviewing draft legislation which will amend the UK NIS Regulations if passed into law by the UK Parliament. The impact of any changes to existing cybersecurity laws will not be confirmed until the draft legislation has been fully reviewed and finalized by the UK Parliament.

Unauthorized use or disclosure of, or access to, any personal information maintained by us or on our behalf, whether through breach of our systems, breach of the systems of our suppliers or vendors by an unauthorized party, or through employee or contractor error, theft or misuse, or otherwise, could harm our business. If any such unauthorized use or disclosure of, or access to, such personal information was to occur, our operations could be seriously disrupted, and we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.

A failure of our information technology and data security infrastructure could adversely affect our business and operations.

Our business and operations may be impacted by cybersecurity incidents, data security breaches and cybersecurity attacks, including attempts to gain unauthorized access to confidential data. We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. Our existing IT systems and any new IT systems we utilize may not perform as expected. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades or new system implementations, the resulting disruptions could adversely affect our business.

Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters (including as a result of climate change), fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). In addition, some of our products connect to the internet. Despite our implementation of reasonable security measures, these connected products, like those of other companies who produce devices connected to the internet, are vulnerable to unauthorized access and other security breaches. Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. Any future incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure, accident or security breach could result in disruptions to our operations. A material network breach in the security of our IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including but not limited to personally identifiable information. A breach in the security of our connected products could lead to a disruption in service, remediation costs, loss of reputation, and loss of sales. Although past incidents have not had a material effect on our business operations or financial performance, to the extent that any disruptions or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs, and adversely affect our business. While we have been subject to cyberattacks or other IT systems disruptions in the past, to our knowledge, we have not experienced a material cybersecurity incident to date. We cannot guarantee that future cyberattacks, if successful, will not have a material effect on our business or financial results.

Many governments have enacted laws requiring companies to implement minimum cybersecurity measures (as detailed above) and to provide notice of cyber incidents involving certain types of data, including personal information. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected. We could also be subject to regulatory investigations for non-compliance with applicable cybersecurity laws, be subject to significant fines, and/or be subject to litigation from anyone harmed as a result of non-compliance. Any compromise of our security or the security of our products, could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future.

Competition Risks

We currently face and will continue to face significant competition.

We compete for customers, financing partners and incentive dollars with other solar energy hardware and software solution providers. Many providers of electricity, such as traditional utilities and other companies offering distributed generation products, have longer operating histories, customer incumbency advantages, access to and influence with local and state governments, and more capital resources than we do. Significant developments in alternative energy technologies or improvements in the efficiency or cost of traditional energy sources, including coal, oil, natural gas used in combustion or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new solar energy hardware and software solutions competitors who are not currently in the market. If we fail to adapt to changing market conditions and to compete successfully with new competitors, we will limit our growth and adversely affect our business results.

We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations.

Certain of our suppliers also supply systems and components to other businesses, including businesses engaged in the production of consumer electronics and other industries unrelated to solar energy hardware and software solutions. As a relatively low-volume purchaser of certain of these parts and materials, we may be unable to procure a sufficient supply of the items in the event that our suppliers fail to produce sufficient quantities to satisfy the demands of all of their customers, which could materially adversely affect our business, financial condition and results of operations.

Our gross margins are impacted by our ability to continue to reduce our cost structure and the continuous pressure we face to reduce the prices of our products, which has adversely affected, and may continue to adversely affect, our gross margins.

The solar power industry has been characterized by declining product prices over time. We must continue to reduce the costs of production, installation and operation of our solar energy hardware and software solutions to expand our market and remain competitive. We have reduced the prices of our products in the past, and we expect to continue to experience pricing pressure for our products in the future, including from our major customers. We have reduced our prices ahead of planned cost reductions of our products, which has adversely affected our gross margins. When seeking to maintain or increase their market share, our competitors may also reduce the prices of their products. If our competitors are able to drive down their manufacturing costs faster than we can or increase the efficiency of their products, our products may become less competitive even when adjusted for efficiency, and we may be forced to sell our products at a price lower than our cost. In addition, our customers may have the ability or seek to internally develop and manufacture competing products at a lower cost than we would otherwise charge, which would add additional pressure on us to lower our selling prices. Further, if raw materials costs and other third-party component costs were to increase, we may not meet our cost reduction targets.

If we are unable to effectively execute our cost reduction roadmap, or offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products, we may not be able to remain price competitive which would result in lost market share and our gross margins would continue to be adversely affected.

Additionally, certain of our existing service contracts were entered into based on projections regarding service costs reductions that assume continued advances in the cost of delivery of our services, which we may be unable to realize. While we have been successful in reducing our costs to date, the cost of battery energy storage systems and other components of our energy storage systems, for example, could increase in the future. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we have in the past faced increases in our other expenses, including increases in wages or other labor costs, as well as marketing, sales or related costs, and we may continue to experience such increases in the future. We will continue to make significant investments to drive growth in the future. In order to expand into new markets while still maintaining our current margins, we will need to continue to reduce our costs. Increases in any of these costs, or our failure to achieve projected cost reductions, could adversely affect our business, financial condition and results of operations. If we are unable to reduce our cost structure in the future, our net profits may decrease, which could have a material adverse effect on our business and prospects.

We may fail to capture customers in the new product and geographic markets that we are pursuing.

We are pursuing opportunities in energy management and energy storage which are highly competitive markets. We have made investments in our infrastructure, increased our operating costs and forgone other business opportunities in order to seek opportunities in these areas and will continue to do so. Any new product is subject to certain risks, including component sourcing, strategic partner selection and execution, customer acceptance, competition, product differentiation, market timing, challenges relating to economies of scale in component sourcing and the ability to attract and retain qualified personnel. There can be no assurance that we will be able to develop and grow these or any other new concepts to a point where they will become profitable or generate positive cash flow. If we fail to execute on our plan with respect to new product introductions, these new potential business segments fail to translate into revenue in the quantities or timeline projected, thus, having a materially adverse impact on our revenue, operating results and financial stability.

Our new products are complex and require significant preparation, precautionary safety measures, time-consuming string calculations, extensive design expertise and specialized installation equipment, training and knowledge. Together, these factors significantly increase complexity and cost of installation and limit overall productivity for the installer. Our installers may not have sufficient resources or expertise necessary to sell our products at the prices, in the volumes and within the time frames that we expect, which could hinder our ability to expand our operations and harm our revenue and operating results.

Risks Related to Intellectual Property and Technology

Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that our pending patents will result in granted patents or that any of our granted patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being granted, or that our patents and any patents that may be granted to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the U.S., and thus we cannot be certain that foreign patent applications related to granted U.S. patents will be granted in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the U.S.

We rely on third-party agents for the maintenance of certain foreign patent assets, and we cannot be certain that all necessary steps have been taken to maintain those assets in good standing. A failure to maintain key intellectual property assets could have a materially adverse effect on our business, prospects, and operating results.

In addition, patents granted to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, and operating results.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Although we have taken many protective measures to protect our intellectual property, including trade secrets, policing unauthorized use of proprietary technology can be difficult and expensive. For example, we have software developers that reside in California, and it is not legally permissible to prevent them from working for a competitor.

Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may adversely affect our business, prospects and reputation.

We rely primarily on patent, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the U.S. As a result, we may not be able to protect our proprietary rights adequately abroad.

We may need to defend ourselves against claims that we infringe, have misappropriated, or otherwise violate the intellectual property rights of others, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that they may in the future believe are infringed by our products. In the future, we may be subject to claims related to our intellectual property. Companies holding patents or other intellectual property rights relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation or other violations of such rights, or otherwise asserting their rights and seeking licenses or injunctions. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third-party's intellectual property rights, we may be required to do one or more of the following:

- cease selling products that incorporate the challenged intellectual property;

- pay substantial damages (including treble damages and attorneys' fees if our infringement is determined to be willful);

- obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or

- redesign our products or services, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, financial condition and operating results. In addition, any litigation or claims, whether or not valid, could adversely affect our reputation, result in substantial costs, and divert resources and management attention.

We also license technology from third parties, and incorporate components supplied by third parties into our hardware. We may face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers' resources may be unavailable or insufficient to cover our costs and losses.

Our failure to obtain the right to use necessary third-party intellectual property rights on reasonable terms, or our failure to maintain, and comply with the terms and conditions applicable to these rights, could harm our business and prospects.

We have licensed, and in the future we may choose or be required to license, technology or intellectual property from third parties in connection with the development and marketing of our products. We cannot provide assurance that such licenses will be available to us on commercially reasonable terms, or at all, and our inability to obtain such licenses could require us to substitute technology of lower quality or of greater cost.

Further, such licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. The licensing or acquisition of third-party intellectual property rights is a competitive area, and other established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources or greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We could encounter delays and incur significant costs, in product or service introductions while we attempt to develop alternative products or services, or redesign our products or services, to avoid infringing third-party patents or proprietary rights. Failure to obtain any such licenses or to develop a workaround could prevent us from commercializing products or services, and the prohibition of sale or the threat of the prohibition of sale of any of our products or services could materially affect our business and our ability to gain market acceptance for our products or services.

In addition, we incorporate open-source software code in our proprietary software. Use of open-source software can lead to greater risks than use of third-party commercial software, since open-source licensors generally do not provide warranties or controls with respect to origin, functionality or other features of the software. Further, companies that incorporate open-source software into their products have, from time to time, faced claims challenging their use of open-source software and compliance with open-source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software or claiming noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their products to publicly disclose all or part of the source code in their software and make any derivative works of the open-source code available for limited fees or at no cost. Although we monitor our use of open-source software, open-source license terms may be ambiguous, and many of the risks associated with the use of open-source software cannot be eliminated. If we were found to have inappropriately used open-source software, we may be required to release our proprietary source code, re-engineer our software, discontinue the sale of certain products in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action. Furthermore, if we are unable to obtain or maintain licenses from third parties or fail to comply with open-source licenses, we may be subject to costly third-party claims of intellectual property infringement or ownership of our proprietary source code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the above could harm our business and put us at a competitive disadvantage.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of utility and design patents are generally 20 years and 15 years, respectively, from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. If one of our products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We enter into agreements with our employees pursuant to which they agree that any inventions created in the scope of their employment or engagement are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for such acknowledgement. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Emerging issues related to the development and use of artificial intelligence could give rise to legal or regulatory action, damage our reputation, or otherwise materially harm of our business.

Our development and use of artificial intelligence ("AI") technology in our products and operations remains in the early phases. While we aim to develop and use AI responsibly and attempt to mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues before they arise. AI technologies are complex and rapidly evolving, and the technologies that we develop or use may ultimately be flawed. Moreover, AI technology is subject to rapidly evolving domestic and international laws and regulations, which could impose significant costs and obligations on us. This includes actual and pending orders and laws by the U.S. federal government, the European Union and other jurisdictions in which we operate. Emerging regulations may also pertain to data privacy, data protection, and the ethical use of AI, as well as clarifying intellectual property considerations. Our use of AI could give rise to legal or regulatory action or increased scrutiny or liability, and may damage our reputation or otherwise materially harm our business.

Risks Related to Our Financial Condition and Liquidity

We will likely require additional capital, which additional financing may result in restrictions on our operations or substantial dilution to our stockholders, to sustain and grow our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through financing transactions such as the issuance of bonds, convertible promissory notes and loans, and sales of convertible preferred stock. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations, service our indebtedness or invest in the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. In particular, the current disruption in the global financial markets may reduce our ability to access capital and negatively affect our liquidity in the future. The Company intends to secure additional funding from either public or private financing sources, however as the plans are outside of management's control, the Company cannot ensure they will be effectively implemented. If adequate funds are not available on acceptable terms, or at all, we may be unable to fully fund our ongoing operations, service our future indebtedness, or invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends to holders of our common stock. If we undertake discretionary financing by issuing equity securities, our stockholders may experience substantial dilution. For example, in November 2024, we entered into an At-The-Market Offering Agreement (the "ATM Agreement") with Craig-Hallum Capital Group LLC (the "Sales Agent"), pursuant to which we may offer and sell shares of our common stock, from time to time, through the Sales Agent in transactions deemed to be "at-the-market" offerings under federal securities laws (the "2024 ATM Program"). During the year ended December 31, 2025, a total of 8,309,168 shares of common stock were issued pursuant to the ATM Agreement for aggregate gross proceeds of approximately $14.2 million. As of December 31, 2025, the 2024 ATM Program was fully utilized, and there are no additional shares available for issuance under the program; however, we may, in the future, decide to restart the 2024 ATM Program. Further, on February 24, 2026, we entered into a Registered Direct Purchase Agreement with certain Investors, pursuant to which we issued and sold an aggregate of 5,000,000 shares of common stock for gross proceeds of $15.0 million, before deducting placement agent fees and estimated offering expenses. We may sell common stock, convertible securities or other equity securities in one or more transactions at a price per share that is less than the price per share paid by current stockholders. If we sell common stock, convertible securities, or other equity securities in more than one transaction, stockholders may be further diluted by subsequent sales.

Additionally, future equity financings may result in new investors receiving rights superior to our existing stockholders. Any such issuances of additional equity securities (or securities convertible into equity securities) may cause stockholders to experience significant dilution of their ownership interests and the per share value of common stock to decline. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, difficulties in planning expenses or disputes with suppliers, any of which will adversely affect our business and financial condition.

We manufacture our products according to our estimates of customer demand. This process requires us to make multiple forecasts and assumptions relating to the demand of our distributors, their end customers and general market conditions. Because we sell most of our products to distributors, who in turn sell to their end customers, we have limited visibility as to end-customer demand. We depend significantly on our distributors to provide us with visibility into their end-customer demand, and we use these forecasts to make our own forecasts and planning decisions. If the information from our distributors turns out to be incorrect, then our own forecasts may also be inaccurate. Furthermore, we do not have long-term purchase commitments from our distributors or end customers, and our sales are generally made by purchase orders that may be canceled, changed or deferred without notice to us or penalty. As a result, it is difficult to forecast future customer demand to plan our operations.

If we overestimate demand for our products, or if purchase orders are canceled or shipments are delayed, we may have excess inventory that we cannot sell. We may have to make significant provisions for inventory write-downs based on events that are currently not known, and such provisions or any adjustments to such provisions could be material. We may also become involved in disputes with our suppliers who may claim that we failed to fulfill forecast or minimum purchase requirements. Conversely, if we underestimate demand, we may not have sufficient inventory to meet end-customer demand, and we may lose market share, damage relationships with our distributors and end customers and forgo potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in light of our outsourced manufacturing processes, which could prevent us from fulfilling orders in a timely and cost-efficient manner or at all. In addition, if we overestimate our production requirements, our contract manufacturers may purchase excess components and build excess inventory. If our contract manufacturers, at our request, purchase excess components that are unique to our products and are unable to recoup the costs of such excess through resale or return or build excess products, we could be required to pay for these excess parts or products and recognize related inventory write-downs.

In addition, we plan our operating expenses, including research and development expenses, hiring needs and inventory investments, in part on our estimates of customer demand and future revenue. If customer demand or revenue for a particular period is lower than we expect, we may not be able to proportionately reduce our fixed operating expenses for that period, which would harm our operating results for that period.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We have incurred, and will continue to incur, increased costs as a result of being a public company, and the Company's management will be required to devote substantial time to compliance and investor relations initiatives.

As a public company, the Company has incurred and will continue to incur significant legal, accounting and other expenses. The Company is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company's business and financial condition. The Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, require, among other things, that a public company establish and maintain effective disclosure and financial controls. As a result, the Company has incurred and will continue to incur significant legal, accounting and other expenses. The Company's entire management team and many of its other employees devote substantial time to these compliance initiatives.

Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory "say on pay" voting requirements that will apply to the Company when the Company ceases to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner the Company operates its business in ways it cannot currently anticipate.

We expect to continue to incur significant legal and financial costs to comply with the rules and regulations applicable to public companies, which can make some activities more time-consuming and costly. If these requirements divert the attention of the Company's management and personnel from other business concerns, they could have a material adverse effect on the Company's business, financial condition and results of operations. The increased costs will decrease the Company's net income or increase the Company's net loss, and may require the Company to reduce costs in other areas of the Company's business or increase the prices of the Company's services. The Company cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for the Company to attract and retain qualified persons to serve on its board of directors, board committees or as executive officers.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult.

The Charter, the Bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Company's board of directors. Among other things, the Charter and/or the Bylaws include the following provisions:

- limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

- a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

- a forum selection clause, which means certain litigation against us can only be brought in Delaware;

- the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders;

- amendment of certain provisions of the organizational documents only by the affirmative vote of at least two-thirds of the voting power of the outstanding capital stock; and

- advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.

Any provision of the Charter, the Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Risks Related to the Ownership of Our Securities

The price of our common stock has been, and may continue to be, volatile, and the value of our common stock may decline.

Fluctuations in the price of the Company's securities could contribute to the loss of all or part of your investment. The trading price of the Company's securities has been, and could continue to be, volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. During the year ended December 31, 2025, the price of our common stock ranged from a low of $0.67 to a high of $2.74. Any of the factors listed below could have a material adverse effect on your investment in our securities and the Company's securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of the Company's securities may include:

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- changes in the market's expectations about the Company's operating results;

- success of competitors;

- operating results failing to meet the expectations of securities analysts or investors in a particular period;

- changes in financial estimates and recommendations by securities analysts concerning the Company or the industry in which the Company operates in general;

- operating and stock price performance of other companies that investors deem comparable to the Company;

- ability to market new and enhanced products and services on a timely basis;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation involving the Company;

- changes in the Company's capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of the Company's common stock available for public sale;

- any major change in the Company's board or management;

- sales of substantial amounts of the Company's common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

- general economic and political conditions, such as recessions, changes in interest rates, changes in fuel prices, international currency fluctuations, an escalation of sanctions, tariffs, or other trade tensions between the U.S. and China, Mexico, Canada and/or other countries and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the Company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

We may be subject to securities litigation, which is expensive and could divert management's attention.

The share price of our common stock has been and may continue to be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations and financial condition. Any adverse determination in litigation could also subject us to significant liabilities.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements, the minimum closing bid price requirement or the minimum stockholders' equity requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq's listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We have in the past, and we may in the future, fail to maintain proper and effective internal controls over financial reporting, which could impair our ability to produce accurate and timely financial statements, cause investors to lose confidence in our financial reporting and the trading price of the common stock may decline.

Effective internal controls over financial reporting are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause the Company to fail to meet its reporting obligations. In addition, any testing by the Company conducted in connection with Section 404 of the Sarbanes-Oxley Act ("Section 404") or any subsequent testing by the Company's independent registered public accounting firm, may reveal deficiencies in the Company's internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to the Company's financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the Company's reported financial information, which could have a negative effect on the trading price of the Company's common stock.

In addition, as long as the Company is an emerging growth company, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of the Company's internal controls over financial reporting could detect problems that the Company's management's assessment might not detect. Undetected material weaknesses in the Company's internal controls over financial reporting could lead to restatements of the Company's consolidated financial statements and require the Company to incur the expense of remediation.

If the Company is not able to comply with the requirements of Section 404 in a timely manner or it is unable to maintain proper and effective internal controls over financial reporting, the Company may not be able to produce timely and accurate consolidated financial statements. As a result, the Company's investors could lose confidence in its reported financial information, the market price of the common stock could decline, and the Company could be subject to sanctions or investigations by the SEC or other regulatory authorities.

If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock, or if our reporting results do not meet their expectations, the market price of our common stock could decline.

The Company is a holding company and our only significant asset is our ownership interest in our subsidiaries and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on the common stock or satisfy the Company's other financial obligations, including taxes.

The Company is a holding company with no material assets other than its ownership of our subsidiaries. As a result, the Company has no independent means of generating revenue or cash flow. The Company's ability to pay taxes and pay cash dividends will depend on our financial results and cash flows. We have not paid any cash dividends on our common stock to date. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Deterioration in the financial condition, earnings or cash flow of our subsidiaries for any reason could limit or impair our subsidiaries' ability to pay such distributions. Additionally, to the extent that the Company needs funds and our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or our subsidiaries are otherwise unable to provide such funds, it could materially adversely affect the Company's liquidity and financial condition.

Dividends on the common stock, if any, will be paid at the discretion of the Board, which will consider, among other things, the Company's business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on its ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict the Company's ability to pay dividends or make other distributions to its stockholders. In addition, the Company is generally prohibited under Delaware law from making a distribution to stockholders to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the Company (with certain exceptions) exceed the fair value of its assets. If our subsidiaries do not have sufficient funds to make distributions, the Company's ability to declare and pay cash dividends may also be restricted or impaired.

The Charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Charter provides that unless we consent in writing to the selection of an alternative forum, the (a) Court of Chancery (the "Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of the Company to the Company or to the Company's stockholders, (iii) any action, suit or proceeding asserting a claim against the Company, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DGCL or our Charter or Bylaws, or (iv) any action, suit or proceeding asserting a claim against the Company, its current or former directors, officers, or employees, agents or stockholders governed by the internal affairs doctrine; and (b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Charter will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Company's operating results and other operating metrics may fluctuate significantly from period to period, which could lead to a decline in the trading price of our common stock.

The Company's operating results and other operating metrics have fluctuated in the past and may fluctuate in the future as a result of a number of factors, including variations in the Company's operating performance or the performance of the Company's competitors, changes in accounting principles, fluctuations in the price and supply of raw materials, fluctuations in the selling prices of the Company's products, research analyst reports about the Company, the Company's competitors or the Company's industry, the Company's inability to meet analysts' projections or guidance, strategic decisions by Company or the Company's competitors, such as acquisitions, capital investments or changes in business strategy, adverse outcomes of litigation, changes in or uncertainty about economic conditions, industry trends, geographies, or customers, activism by any large stockholder or group of stockholders, speculation by the investment community regarding the Company's business, actual or anticipated growth rates relative to the Company's competitors, acts of terrorism, natural disasters (including as a result of climate change), changes in consumer preferences and market trends, seasonality, the Company's ability to retain and attract customers, the Company's ability to manage inventory and fulfillment operations, and other factors described elsewhere in this risk factors section. Fluctuations in the Company's operating results due to these factors or for any other reason could cause the market price of the common stock to decline. In addition, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market price of equity securities issued by many companies. In the past, some companies that have had volatile market prices for their securities have been subject to class action or derivative lawsuits. The filing of a lawsuit against the Company, regardless of the outcome, could have a negative effect on the Company's business, financial condition and results of operations, as it could result in substantial legal costs and a diversion of management's attention and resources, and require the Company to make substantial payments to satisfy judgments or to settle litigation.

The Company's board of directors and management have significant control over the Company's business.

As of December 31, 2025, the Company's directors and executive officers beneficially owned, directly or indirectly, in the aggregate, approximately 17,744,129 shares of common stock, representing an aggregate of approximately 25.2% of the combined voting power of the Company's outstanding capital stock (excluding any options or other securities exercisable for common stock). As a result, in addition to their day-to-day management roles, the Company's executive officers and directors are able to exercise significant influence on the Company's business as stockholders, including influence over election of members of the board of directors and the authorization of other corporate actions requiring stockholder approval.

The Company's board of directors has the ability to issue blank check preferred stock, which may discourage or impede acquisition efforts or other transactions.

The Company's board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock may impede a business combination by including class voting rights, which would enable the holder or holders of such series to block a proposed transaction. The Company's board of directors will make any determination to issue shares of preferred stock based on its judgment as to our and our stockholders' best interests. The Company's board of directors, in so acting, could issue shares of preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders may believe to be in their best interests or in which stockholders would have received a premium for their stock over the then-prevailing market price of the stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

The Company prioritizes the security of its information systems and data integrity. We have developed a cybersecurity strategy, underpinned by our Cybersecurity Incident Response Plan, to manage and mitigate potential cybersecurity risks. Our strategy is designed to safeguard our systems and data.

Cybersecurity Risk Management and Strategy

The Company's cybersecurity framework encompasses a proactive approach towards potential threats, focusing on prevention, detection, response, and recovery. Our cybersecurity risk management program is integrated into our overall risk management framework and shares common reporting channels and governance processes that apply across the risk management framework to other legal, compliance, strategic, operational, and financial risk areas. Our cybersecurity risk management program includes:

- Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a cybersecurity team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers and software, where appropriate, to monitor, assess, test or otherwise assist with aspects of our security controls;

- cybersecurity awareness training for our employees; and

- a global incident response plan that includes procedures for responding to cybersecurity incidents.

Our Incident Response Team ("IRT"), which includes members from various functional areas within the Company, including our data center operations, software, internal information systems, customer support, legal, and marketing departments, which are responsible for managing and mitigating any cybersecurity incidents at the Company. This team operates under the policy procedures that are outlined in our Cybersecurity Incident Response Plan. This process includes notifying executive management when a cybersecurity breach or incident takes place, and taking necessary containment and mitigation steps to address the incident. Our comprehensive approach is designed to provide minimal impact on our operations and maintain the confidentiality and integrity of the personal information we handle.

Regular penetration testing, conducted by independent firms, forms a crucial part of our risk assessment process. These tests help us identify and mitigate potential vulnerabilities in our network security and data handling practices. Additionally, the Company monitors alerts and advisory statements from the Cybersecurity and Infrastructure Security Agency to keep abreast of relevant threats, vulnerabilities or alerts from actual incidents.

Our information technology management team has over two decades of experience in the technology industry in developing security strategies, playing a pivotal role in incident identification, leading security teams, and managing risks across various industries.

Governance and Oversight

Cybersecurity governance at the Company involves executive and Board oversight. Our Board of Directors considers cybersecurity risks as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee regularly receives updates from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with less impact potential. The Audit Committee reports to the full Board of Directors regarding its activities, including those related to cybersecurity.

As part of the escalation procedures stated in our Cybersecurity Incident Response Plan, if we become aware that a cybersecurity incident has occurred, our information technology professionals shall notify the CEO and CFO immediately upon recognition of the breach or event, to help ensure high-level involvement and decision-making. The CEO and CFO shall assess the overall impact of the event and its potential impact on the Company's business operations. If deemed significant, the Audit Committee and full Board of Directors shall be informed of the incident.

Our cybersecurity policies and practices are regularly reviewed and updated in order to align with evolving threats and regulatory requirements to help ensure the Company complies with relevant laws and regulations and proactively manages cybersecurity risks.

Employee Training and Awareness

Recognizing the importance of human factors in cybersecurity, the Company invests in employee training and awareness programs. Our efforts are particularly focused on common threats, such as phishing attacks, and we require all employees to complete annual cybersecurity training to stay informed about emerging and evolving cybersecurity threats.

Third-Party Service Providers

We work with third parties that help us identify, assess, and manage cybersecurity risks, including professional services firms, consulting firms, threat intelligence service providers, and penetration testing firms.

To operate our business, we utilize certain third-party service providers to perform a variety of functions. We seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our vendor management process may include reviewing the cybersecurity practices of such provider, contractually imposing obligations on the provider, conducting security assessments, and conducting periodic reassessments during their engagement.

Additional Information

We have not identified any known cybersecurity threats, including as a result of prior cybersecurity incidents, which have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls, or procedures, will be fully implemented, complied with or effective in protecting our systems and information. Refer to "Item 1A. Risk Factors", including the risk factors that are described under the heading "Cybersecurity and Information Technology Risks," for more information regarding the risks we face from cybersecurity incidents that could adversely impact our business and operations, harm our reputation and subject us to claims or litigation.

Item 2. Properties.

Our corporate headquarters is located in Los Gatos, California, consisting of approximately 15,342 square feet of office, testing and product design space. The lease expires in May 2029.

In addition to our corporate headquarters, we also lease office and sales support spaces in China, Israel, Thailand, Philippines, and Italy for our subsidiaries and local offices.

We outsource all manufacturing to contract manufacturers and currently do not own or lease any manufacturing facilities.

We believe that our existing properties are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.

Item 3. Legal Proceedings.

The information required by this Item is provided under "Commitments and Contingencies," in Note 10 to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on Nasdaq Stock Market, where prices are quoted under the symbol "TYGO".

Holders of Record

As of March 16, 2026, there were 95 holders of record of our common stock. The actual number of holders of our common stock is greater than the number of record holders and includes holders of our common stock whose shares of common stock are held in street name by brokers and other nominees.

Dividends

We have not paid any cash dividends on our common stock to date. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends in the future is dependent upon our revenues and earnings, if any, capital requirements, the terms of any indebtedness, general financial condition, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations the Board of Directors deems relevant. The payment of any cash dividends will be within the discretion of the Board at such time. The Board is not currently contemplating, and does not anticipate declaring, stock dividends in the foreseeable future.

Recent Sales of Unregistered Securities

The Company did not issue any equity securities during the year ended December 31, 2025, that were not registered under the Securities Act of 1933, as amended.

Stock Performance Graph

As a "smaller reporting company" as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is not required to provide the information required under this Item.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this Annual Report on Form 10-K captioned "Business" and our consolidated financial statements and the related notes to those statements included elsewhere in this Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Business Overview and 2025 Full Year Results

Our mission is to deliver smart systems solutions, combining hardware and software, which enhance safety, increase energy yield, and lower operating costs of residential, commercial, and utility-scale solar systems. We believe we are a worldwide leader in the development and delivery of products and solutions that are flexible and dependable, increase the energy generation of solar energy systems and address the need for change. We primarily offer products and services through distributors and solar installers. We have a worldwide footprint with product installations in over 100 countries and on all seven continents.

Further information regarding our business is provided in "Part 1, Item 1. Business" of this Annual Report on Form 10-K.

Recent Developments

Direct Offering. On February 24, 2026, we entered into a Purchase Agreement with certain Investors, pursuant to which we issued and sold, in a registered direct offering (the "Offering"), an aggregate of 5,000,000 shares of common stock, for gross proceeds of $15.0 million, before deducting placement agent fees and offering expenses. The closing of the Offering occurred on February 26, 2026.

The Shares were offered by us pursuant to our effective shelf registration statement on Form S-3 (File No. 333-282013) that was filed with the SEC on September 9, 2024, and declared effective on September 17, 2024. A prospectus supplement and accompanying base prospectus describing the terms of the Offering has been filed with the SEC.

Convertible Promissory Notes Extinguishment. On December 17, 2025, we extinguished our Convertible Promissory Notes. As a result, we recorded a loss on extinguishment on Convertible Promissory Notes of $1.1 million, which is included in other (income) expense, net in the in the consolidated statements of operations and comprehensive loss. The loss primarily reflects the difference between the cash paid to extinguish the note and the note's net carrying amount at the extinguishment date, including the write-off of unamortized debt issuance costs. See Note 7, "Debt," of the notes to consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Key Factors that May Influence Future Results of Operations

Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

Patent Sale. On December 16, 2025, we entered into a patent purchase agreement involving the sale of certain patent rights. Under the terms of the patent purchase agreement, total consideration is expected to be between $15.0 million and $18.0 million. We received $15.0 million at the initial closing, and an additional holdback amount of up to $3.0 million is contingent on the satisfaction of specified conditions. As of December 31, 2025, these conditions had not been met. Additionally, seller-retained royalties under the purchase patent agreement, which entitles us to receive up to $5.0 million of future license proceeds, represent contingent income and will be recognized in other (income) expenses, net when and if earned.

Trade Tariffs. It is uncertain what impact new or existing tariffs, trade restrictions, or retaliatory actions, may have on us, our business, the solar industry, and our customers. U.S. net revenue represented 23.3% of our total net revenue for the year ended December 31, 2025. Substantially all of our MLPE products, which represented 68.9% of U.S. net revenues during the year ended December 31, 2025, were manufactured in Thailand. Our GO Energy Storage Systems ("GO ESS") products represented 23.1% of U.S. net revenues during the year ended December 31, 2025. Beginning in October 2025, we transitioned production of our GO ESS product line for the U.S. market from China to Vietnam. As of December 31, 2025, we were subject to tariffs on all products imported into the United States from the countries in which we manufacture our products.

While we are actively evaluating alternative sourcing strategies, the global supply chain for key hardware components necessary to manufacture our products remains concentrated in regions affected by these trade measures, and identifying qualified suppliers outside of these regions with sufficient capacity and technical expertise remains challenging.

Any escalation in trade tensions, new or expanded tariffs, or broader geopolitical instability could impact our sourcing flexibility, product pricing, cost structure, and/or customer demand for our product lines. These factors, combined with potential economic softening, could lead to elevated inventory levels and reduced leverage in supplier pricing negotiations. Any of these outcomes could negatively affect our operations, financial performance, and cash flows.

Managing Supply Chain. We rely on contract manufacturers and suppliers to produce our components, with a significant portion of our supply chain originating in Thailand and China. As noted above, we transitioned production of our GO ESS product line for the U.S. market from China to Vietnam in October 2025. Our ability to grow depends, in part, on the ability of our contract manufacturers and suppliers to provide high quality services and deliver components and finished products on time and at reasonable costs. While we have diversified our supply chain, some of our suppliers and contract manufacturers are sole-source suppliers. Our concentration of suppliers could lead to supply shortages, long lead times for components and supply changes. In the event we are unable to mitigate the impact of delays and/or price increases in raw materials, electronic components and freight, as a result of new or existing tariffs, trade restrictions, retaliatory actions, or otherwise, it could delay the manufacturing and delivery of our products, which would adversely impact our cash flows and results of operations, including revenue and gross margin. In addition, in a slowing economic environment in the U.S. and worldwide, our inventory levels may continue to increase due to existing purchase commitments and our ability to negotiate volume pricing discounts may be impaired.

One Big Beautiful Bill Act of 2025. In July 2025, the OBBB was signed into law, introducing significant changes to clean energy tax credit programs that may impact our financial condition, results of operations and future prospects. The law phases out the Investment Tax Credit ("ITC") under Section 25D of the Internal Revenue Code of 1986, as amended (the "Code"), for residential solar and storage systems purchased through cash or loans, with the credit now set to expire on December 31, 2025.

Additionally, the OBBB imposes new timing requirements for ITCs under Section 48E of the Code, which governs ITCs for solar and storage systems. Solar-only projects that do not commence construction within 12 months of the OBBB's enactment must now be placed in service by December 31, 2027, to retain eligibility. While energy storage systems are exempt from this specific deadline, the ITC under Section 48E of the Code generally begins to phase down in 2034. The ITCs decline to 75% for projects beginning construction in 2034, 50% for projects beginning construction in 2035, and phases out entirely for projects beginning construction in or after 2036.

The legislation also raises the domestic content threshold for bonus ITC eligibility under Section 48E of the Code to match the thresholds under Section 45Y of the Code, increasing the required domestic cost share to 45% for projects beginning construction on or after June 16, 2025, and before January 1, 2026. The percentage increases to 50% for projects beginning construction during calendar year 2026 and 55% for projects beginning construction after December 31, 2026. In parallel, the OBBB introduces new compliance requirements under the Foreign Entity of Concern ("FEOC") provisions applicable to both Section 48E of the Code and the Advanced Manufacturing Production Tax Credit ("AMPTC") under Section 45X of the Code. These provisions establish escalating content sourcing restrictions and other restrictions, generally applicable to taxable years beginning after the date of enactment of the OBBB, for qualifying solar and storage projects and for manufactured components.

On July 7, 2025, the President issued an Executive Order directing the Treasury Department to provide updated guidance within 45 days regarding the "beginning of construction" rules for Section 48E of the Code and to implement the FEOC restrictions.

These legislative and regulatory developments may negatively impact our eligibility for certain tax credits, the competitiveness of our offerings to solar and storage system lease providers, and the overall demand for our products. If we are unable to meet the revised domestic content or FEOC requirements, our ability to qualify for these incentives could be impaired, which may adversely affect our business and results of operations.

Demand for Products. Demand for our products continued to increase in 2025 following the industry-wide slow down that began in the second half of 2023 and continued into the 2024.We continued to see a recovery across the major markets we serve, particularly in Europe and the United States, which contributed to revenue growth of 91.7% for the year ended December 31, 2025 compared to the same period 2024. We believe this improvement was driven by a combination of strengthening market conditions and our ability to gain market share in the markets we serve.

Macroeconomic and Market Conditions. The global macroeconomic and market uncertainty has adversely impacted the U.S. and global economies and may continue to do so. As our global footprint expands, we are increasingly exposed to the effects of this evolving environment, including inflation and input-cost pressures, interest rate levels and volatility, tariffs and changes in trade policy, foreign currency fluctuations, potential economic slowdowns or recessions, geopolitical tensions, and regulatory changes stemming from current and future trade policies. A tighter credit market for consumer and business spending could, in turn, adversely affect the spending levels of installers and end users and lead to increased price competition for our products. In addition, a tighter credit environment could adversely affect installer and end-customer demand, increase price sensitivity, and lead to greater price competition for our products. Reductions in customer spending in response to unfavorable or uncertain macroeconomic and market conditions, globally or in a particular region where we operate, have adversely affected, and could continue to adversely affect, our business, results of operations and financial condition.

Expansion of Sales, Customers, and Product Offerings. Our ability to grow revenue, in part, depends on expanding both our product and service offerings and our customer base. We primarily acquire new customers through collaboration with industry partners and distributors, and while we expect near-term revenue to remain concentrated among existing customers, we plan to expand our presence in the residential markets in the U.S. and EMEA. While the majority of our North American revenue is currently generated from commercial and industrial markets, we are actively working to grow our presence in the U.S. residential market through offerings with residential solar providers. Internationally, we continue to evaluate and invest in new market opportunities, particularly in the EMEA region, where we have begun offering our residential solutions in Italy and Germany.

Additionally, we have made, and plan to continue to make, substantial investments in research and development initiatives to support new product introductions. Although a significant portion of our revenue is derived from our MLPE products, we are continuing to develop and promote additional offerings such as our GO ESS product line and Predict+ service, which we believe will help contribute to long-term revenue growth and market leadership. We believe that our entry into new markets will facilitate revenue growth and customer diversification.

Key Operating and Financial Metrics

We regularly review a number of metrics, including the following key operating and financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe the operating and financial metrics presented are useful in evaluating our operating performance, as they are similar to measures used by our public competitors and are regularly used by securities analysts, institutional investors, and other interested parties in analyzing operating performance and prospects.

The following table sets forth these metrics for the periods presented:

(in thousands, except percentages)	Year Ended December 31, 2025	2024	Change in $	%
Net revenue	$ 103,536	$ 54,014	$ 49,522	91.7%
Gross profit (loss)	$ 44,351	$ (4,156)	$ 48,507	1,167.2%
Gross margin	42.8%	(7.7%)		
Operating loss	$ (4,499)	$ (51,997)	$ 47,498	91.3%
Net loss	$ (1,880)	$ (62,746)	$ 60,866	97.0%

Gross Profit (Loss) and Gross Margin

We define gross profit (loss) as total net revenue less cost of revenue, and define gross margin expressed as a percentage, as the ratio of gross profit to revenue. Gross profit (loss) and margin can be used to understand our financial performance and efficiency and allow investors to evaluate its pricing strategy and compare it against competitors. We use these metrics to make strategic decisions identifying areas for improvement, set targets for future performance and make informed decisions about how to allocate resources going forward.

Key Components and Comparison of Results of Operations

Net Revenue

We generate revenue primarily through the sale of our hardware products, SaaS platform, Predict+, our web-based monitoring services and royalties. Our revenue model is structured around the delivery of fully functional hardware products at the time of shipment, requiring no further modification for customer use. These products are sold primarily to distributors who then resell to end users, with our revenue recognition practices ensuring that revenue is recognized when control of the products is transferred to the customer.

Our revenue is influenced by changes in the sales volume of our products and services, market supply and demand, promotional incentives and the offerings of our competitors. The growth of our revenue is dependent on the following factors:

- our ability to grow our sales with existing customers and the addition of new customers in current and new markets;
- our ability to expand upon our current product and service offerings;
- our ability to manage our supply chain effectively;
- our ability to sustain our market competitiveness through cost efficiency and continuous innovation in our technology;
- our ability to navigate macroeconomic trends and the global regulatory environment; and
- our capability to consistently promote our product and service portfolio, thereby enhancing our brand visibility and establishing a distinct market position.

Years ended December 31, 2025 and 2024

(in thousands, except percentages)	Year Ended December 31, 2025	2024	Change in $	%
Net revenue	$ 103,536	$ 54,014	$ 49,522	91.7%

Net revenue increased by $49.5 million or 91.7% for the year ended December 31, 2025, as compared to the same period in 2024. The increase is driven primarily by an increase of $42.1 million or 87.2% in net revenue from our MLPE product line, compared to the same period in 2024, which is primarily attributable to the continued market recovery that began in the first quarter of 2024 and increased market acceptance of our products. Additionally, our GO ESS product line increased by $6.2 million or 178.6% in net revenue for the year ended December 31, 2025, compared to the same period in 2024, which is primarily attributable to increased solar

repowering activities. Please see the section below for a discussion of the factors influencing the fluctuations in net revenue for each of our geographic regions.

(in thousands, except percentages)	Year Ended December 31, 2025		2024		Change in $		%
EMEA	$	69,478	$	32,593	$	36,885	113.2%
Americas		26,533		13,132		13,401	102.0%
APAC		7,525		8,289		(764)	(9.2)%
Total net revenue	$	103,536	$	54,014	$	49,522	91.7%

- EMEA – Net revenue for the EMEA region increased by $36.9 million or 113.2% for the year ended December 31, 2025, as compared to the same period in 2024. The increase is driven primarily by an increase of $33.1 million and $3.2 million in net revenue from our MLPE and GO ESS product lines, respectively. This growth was primarily driven by higher demand of our MLPE products in Germany, the Czech Republic, the United Kingdom, Italy and Poland, in addition to the sale of $3.1 million of our GO ESS products to a customer in Italy.

- Americas – Net revenue for the Americas region increased by $13.4 million or 102.0% for the year ended December 31, 2025, as compared to the same period in 2024. The increase is driven primarily by increases of $9.7 million, $2.9 million, and $0.5 million in net revenue from our MLPE product line, GO ESS product lines and royalty revenue, respectively. This growth was primarily attributable to increased demand in the United States, including demand related to repowering activity, driven by higher sales of our MLPE product line, increased promotional activities for our GO ESS product line, and increased royalty revenue resulting from a new royalty agreement entered into during the year ended December 31, 2025.

- APAC – Net revenue for the APAC region decreased by $0.8 million or 9.2% for the year ended December 31, 2025, as compared to the same period in 2024. The change is driven primarily by a decrease of $0.7 million in net revenue from our MLPE product line in Australia, the Philippines, Thailand and Singapore.

Cost of Revenues and Gross Profit

Our cost of revenues consists primarily of product costs, warranty costs, and logistics costs, as well as inventory write-downs, shipping and handling costs, hosting service costs related to the monitoring service, and depreciation and amortization of manufacturing test equipment. We outsource our manufacturing to third-party contract manufacturers and negotiate product pricing on a quarterly basis. Our product costs are affected by the advancement of technology in both our hardware and services, economies of scale resulting in lower component costs, and improvements in our overall manufacturing and production processes.

Key components of our logistics supply channel consist of third-party distribution centers in the U.S., Europe, and China. Finished goods are either shipped to our customers directly from our contract manufacturers or shipped to third-party distribution centers and then distributed to our customers.

Gross profit may fluctuate from one reporting period to the next as the components of net revenue and cost of revenue are affected by market price fluctuations whose changes impact our average selling prices, product cost, product mix, customer mix, warranty costs and freight costs.

(in thousands, except percentages)	Year Ended December 31, 2025		2024		Change in $		%
Cost of revenue	$	59,185	$	58,170	$	1,015	1.7%
Gross profit (loss)	$	44,351	$	(4,156)	$	48,507	1,167.2%
Gross margin		42.8%		(7.7)%			

Years ended December 31, 2025 and 2024

Cost of revenue increased by $1.0 million or 1.7% for the year ended December 31, 2025, as compared to the same period in 2024. The increase is primarily driven by a 91.7% increase in net revenue for the year ended

December 31, 2025, compared to the same period in 2024. In addition to higher net revenue, the increase was driven by higher product warranty expense, primarily due to an increased number of units sold during the period, as well as a change in estimated future service delivery costs. The change was also driven by an increase of $1.5 million in customs fees primarily associated with the tariffs that were enacted in 2025. The increase was partially offset by the sale of GO ESS inventory in 2025 that had been previously reserved in 2024. During the year ended December 31, 2024, the Company recorded $23.5 million of inventory reserve charges, primarily related to excess and slow-moving GO ESS inventory and lower sales volumes driven by unfavorable macroeconomic and market conditions in the second half of 2024.

Gross profit increased by $48.5 million or 1,167.2% from a gross loss of $4.2 million for the year ended December 31, 2024, to a gross profit of $44.4 million for the year ended December 31, 2025. Gross margin increased by 50.5 percentage points for the year ended December 31, 2025, as compared to the same period in 2024. The increases were primarily driven by an 88.8% decrease in excess and obsolete inventory expense, in addition to higher-margin sales of previously reserved GO ESS inventory, resulting from reserves established in the second half of 2024.

Operating Expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories and include salaries, benefits, payroll taxes, sales commissions, incentive compensation and stock-based compensation. Refer below for further details on the separate components of operating expenses.

Research and Development

Research and development expenses consist of personnel-related expenses and facility-related expenses. Research and development employees are primarily engaged in the design and development of our MLPE, GO ESS solutions and Predict+ products. We devote substantial resources to research and development programs that focus on enhancements to, and cost efficiencies in, our existing products or services and timely development of new products and services that utilize technological innovation to drive down product costs, improve functionality and enhance reliability. We intend to continue to invest appropriate resources in our research and development efforts because we believe they are critical to maintaining our competitive position.

| (in thousands, except percentages) | Year Ended December 31, | | Change in | |
	2025	2024	$	%
Research and development	$ 9,244	$ 9,860	$ (616)	(6.2)%
Percentage of net revenue	8.9%	18.3%		

Years ended December 31, 2025 and 2024

Research and development expense decreased by $0.6 million or 6.2% for the year ended December 31, 2025, as compared to the same period in 2024. The decrease is attributed to reduced payroll expense resulting from lower headcount during the year ended December 31, 2025, compared to the same period in 2024, primarily due to workforce reductions of 10% in April 2024 that were implemented in response to the industry-wide slowdown in 2023.

The amount of research and development expenses may fluctuate from period to period due to differing levels and stages of development activity.

Sales and Marketing

Sales and marketing expense consist primarily of personnel-related expenses, as well as advertising, travel, trade shows, marketing, customer support and other indirect costs. We expect to continue to make investments in this area to enable us to execute our strategy to increase our market penetration geographically and enter into new markets by expanding our customer base of distributors.

(in thousands, except percentages)	Year Ended December 31, 2025	2024	Change in $	%
Sales and marketing	$ 17,437	$ 16,921	$ 516	3.0%
Percentage of net revenue	16.8%	31.3%		

Years ended December 31, 2025 and 2024

Sales and marketing expense increased by $0.5 million or 3.0% for the year ended December 31, 2025, as compared to the same period in 2024. The increase was primarily due to increased payroll costs for the year ended December 31, 2025, compared to the prior year ended December 31, 2024. The increase was primarily attributable to higher incentive compensation, sales commissions and stock-based compensation expense. These increases were partially offset by lower payroll expense due to decreased headcount during the year ended December 31, 2025, compared to 2024 following the workforce reduction noted above. The increase was also partially offset by a decrease in professional service costs for the year ended December 31, 2025, compared to the same period in 2024.

General and Administrative

General and administrative expense consist primarily of personnel-related expenses for our executive, finance, human resources, information technology and legal organizations, facilities costs, and fees for professional services. Fees for professional services consist primarily of outside legal, accounting and information technology consulting costs.

(in thousands, except percentages)	Year Ended December 31, 2025	2024	Change in $	%
General and administrative	$ 22,169	$ 21,060	$ 1,109	5.3%
Percentage of net revenue	21.4%	39.0%		

Years ended December 31, 2025 and 2024

General and administrative expense increased by $1.1 million or 5.3% for the year ended December 31, 2025, as compared to the same period in 2024. This was driven primarily by an increase in payroll-related incentive compensation in 2025 compared to the same period in 2024. Additionally, the increase was driven in part by a less favorable impact from credit reserves, as 2024 benefited from collections on certain customer balances previously reserved during late 2023 and early 2024 amid the industry-wide slowdown. These increases were partially offset by decreases in legal and facilities expense for the year ended December 31, 2025, compared to the same period in 2024.

Other (Income) Expenses, Net

Other expenses, net, primarily consist of interest income earned on our cash and short term investments, realized gains and losses on short-term and long-term marketable securities, interest expense and fees under our convertible note, non-cash interest expense related to the amortization of debt issuance costs, and non-cash charges recognized for the change in fair value of our contingent share liability, losses or gains on sale intangible assets and losses or gains on debt extinguishment. Refer below for further details on the separate components of other (income) expenses, net.

(in thousands, except percentages)	Year Ended December 31, 2025	2024	Change in $	%
Change in fair value of contingent shares liability	—	$ (152)	$ 152	100.0%
Gain on sale of intangible assets	(14,637)	—	(14,637)	NM
Loss on extinguishment of Convertible Promissory Note	1,132	—	1,132	NM
Interest expense	11,010	11,420	(410)	(3.6)%
Interest income	(919)	(867)	(52)	(6.0)%
Other expenses, net	192	245	(53)	(21.6)%
Total other (income) expenses, net	$ (3,222)	$ 10,646	$ (13,868)	(130.3)%

Years ended December 31, 2025 and 2024

The change in fair value of contingent shares liability was attributable to the revaluation of contingent shares issued in connection with the acquisition of Tigo Energy AI Ltd. (f/k/a Foresight Energy, Ltd. ("fSight")) at each reporting period based on the Company's share price as of the revaluation date. The final release of the contingent shares occurred on July 25, 2024.

The gain on sale of intangible assets was attributable to the patent sale which occurred on December 16, 2025. See Note 14, "Patent Sale," of the notes to consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

The loss on extinguishment of Convertible Promissory Note was attributable to the loss recognized on the repayment of the L1 Energy Capital Management note on December 17, 2025. See Note 7, "Debt," of the notes to consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Interest expense decreased by $0.4 million or 3.6% for the year ended December 31, 2025, as compared to the same period in 2024. The decrease was primarily driven the extinguishment of the Company's Convertible Promissory Note on December 17, 2025, which reduced the period over which interest was accrued, and issuance costs were amortized during 2025.

Interest income increased by a de minimis amount for the year ended December 31, 2025, as compared to the same period in 2024.

Other expenses, net of decreased by a de minimis amount for the year ended December 31, 2025, as compared to the same period in 2024.

Income Tax Expense

(in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change in $	Change in %
Income tax expense	$ 603	$ 103	$ 500	485.4%

Years ended December 31, 2025 and 2024

Income tax expense increased by $0.5 million or 485.4% for the year ended December 31, 2025, as compared to the same period in 2024. The increase was primarily driven by a settlement of a foreign tax examination during the year ended December 31, 2025. See Note 13, "Income Taxes," of the notes to consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Liquidity, Going Concern and Capital Resources

In accordance with ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("Subtopic 205-40"), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

As of December 31, 2025, our principal sources of liquidity were cash and cash equivalents of $7.7 million and total working capital, which we define as current assets less current liabilities, of $19.2 million. Our principal uses of cash are for funding our operations, capital expenditures, other working capital requirements and other investments. On December 17, 2025, the Company repaid the full principal balance and accrued interest of its Convertible Promissory Note (see Note 7, "Debt"). As described above in the section entitled "Recent Developments," on February 26, 2026, we closed the Offering resulting in gross proceeds of $15.0 million, before deducting placement agent fees and offering expenses, and net proceeds of approximately $14.0 million, after deducing placement agent fees and estimated offering expenses (see Note 15, "Subsequent Events"). We believe that our cash provided by operations, as well as the gross proceeds received from the Offering, will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments for at least the next 12 months from the issuance date of this Form 10-K for the year ended December 31, 2025.

At-the-market offering. In November 2024, we entered into an ATM Agreement with the Sales Agent, pursuant to which we may offer and sell shares of our common stock from time to time, through the Sales Agent in transactions deemed to be "at-the-market" offerings under federal securities laws (the "2024 ATM Program"). The program concluded in October 2025.

During the year ended December 31, 2025, a total of 8,309,168 shares of common stock were issued pursuant to the ATM Agreement for aggregate gross proceeds of approximately $14.2 million, before deducting commissions and offering expenses payable by us. As of December 31, 2025, the 2024 ATM Program was fully utilized, and there are no additional shares available for issuance under the program. Refer to Note 9, in Part II, Item 8 of this Annual Report on Form 10-K for more information on the at-the-market offering.

Patent Sale. On December 16, 2025, we entered into a patent purchase agreement involving the sale of certain patent rights. Under the terms of the patent purchase agreement, total consideration could amount between $15.0 million and $18.0 million. We received $15.0 million at the initial closing, and an additional holdback amount of up to $3.0 million is contingent on the satisfaction of specified conditions. As of December 31, 2025, these conditions had not been met. Refer to Note 14, in Part II, Item 8 of this Annual Report on Form 10-K for more information on the at-the-market offering.

Convertible Note. On December 17, 2025, we extinguished our Convertible Promissory Notes by paying $51.3 million in cash, which included principal, accrued interest and fees associated with the extinguishment. As of December 31, 2025, we had no outstanding debt obligations. Refer to Note 7, in Part II, Item 8 of this Annual Report on Form 10-K for more information on our Convertible Promissory Notes and extinguishment.

Operating Leases. We have entered into various non-cancelable operating leases primarily for our facilities with original lease periods expiring through the year 2029, with our most significant leases relating to our facilities in Los Gatos, California and Ra'anana, Israel. As of December 31, 2025, we had total lease obligations of $2.7 million recorded on our consolidated balance sheet.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,	
(in thousands)	2025	2024
Net cash provided by (used in) operating activities	$ 10,299	$ (12,354)
Net cash provided by investing activities	22,616	19,756
Net cash used in financing activities	(36,991)	(61)
Net (decrease) increase in cash and cash equivalents	$ (4,076)	$ 7,341

Management closely monitors expenditures and is focused on obtaining new customers and continuing to develop our products. Cash from operations and our liquidity could also be affected by various risks and uncertainties, including, but not limited to, economic concerns related to interest rates, inflation or the supply chain, including timing of cash collections from customers and other risks which are detailed in the section entitled "Risk Factors" in Part I, Item 1A to this Annual Report on Form 10-K.

Cash Flows Provided by (Used in) Operating Activities

Operating cash flows consisted of net loss adjusted for certain non-cash reconciling items, such as non-cash interest expense, stock-based compensation expense, provision to write down inventories to net realizable value, depreciation and amortization, and non-cash lease expense, and changes in our operating assets and liabilities. Cash provided by operating activities increased by $22.7 million in the year ended December 31, 2025, as compared to the same period in 2024.

Cash Flows Provided by Investing Activities

Net cash provided by investing activities was $22.6 million for the year ended December 31, 2025, which is primarily attributable to the sale and maturities of marketable securities, in addition to proceeds from the sale of intangible assets. The cash provided was partially offset by the purchase of additional marketable securities and property and equipment. Net cash provided by investing activities was $19.8 million for the year ended December 31, 2024, which is primarily attributable to the sale and maturities of marketable securities, and was partially offset by the purchase of additional marketable securities and property and equipment.

Cash Flows Used in Financing Activities

Net cash used in financing activities increased by $37.0 million for the year ended December 31, 2025, compared to the same period in 2024 which is primarily attributable to the repayment of principal and accrued interest on our Convertible Promissory Notes, and was partially offset by proceeds from our at-the-market offering during the year ended December 31, 2025.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of our audited consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.

We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates due to risks and uncertainties, including uncertainty in the current economic environment due to the global impact of inflation, interest rate fluctuations, new regulations, and geopolitical conflicts. As of the date of issuance of these financial statements, we are not aware of any specific event or circumstance that would require us to update our estimates, judgments or revise the carrying value of our assets or liabilities. For a description of our significant accounting policies, see Note 2. "Summary of Significant Accounting Policies," in Part II, Item 8 of this Annual Report on Form 10-K. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Inventory

Our inventories are comprised of sellable finished goods, raw materials bought on behalf of our contract manufacturers, and defective units returned under our warranty policy.

Sellable finished goods and raw material inventories are valued at the lower of cost or net realizable value, based on the first-in, first-out ("FIFO") method. Certain factors could affect the realizable value of our inventories, including market and economic conditions, technological changes, existing product changes (mainly due to cost reduction activities) and new product introductions. We consider historic usage, expected demand, anticipated sales price, the effect of new product introductions, product obsolescence, and other factors when evaluating the net realizable value of inventories. Inventory write-downs are equal to the difference between the cost of inventories and their estimated net realizable value. Inventory write downs are recorded as cost of revenues in the accompanying consolidated statements of operations and comprehensive loss.

If estimates regarding customer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to potential losses.

See Note 2 and Note 8 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to inventory valuation.

Product Warranties

We provide a standard limited product warranty for our solar products against defects in materials and workmanship under normal use and service conditions. Our standard warranty period is 25 years for our MLPE devices, 12.5 years for our inverters, and 11 years for our batteries. Other products are sold with standard limited warranties that typically range in duration from five to ten years. In addition, customers in the United States can purchase extended warranties for inverters that extend the warranty period up to 25 years.

Our products are designed to meet the warranty periods, and our reliability procedures cover component selection, design, accelerated life cycle tests, and end-of-manufacturing line testing. However, since our history in selling MLPE devices, batteries, inverters and other hardware is shorter than the warranty period, the calculation of warranty provisions is inherently uncertain.

We accrue estimated warranty costs at the time of sale based on anticipated warranty claims, which are estimated based on actual historical warranty claims experience. Warranty provisions, computed on a per-unit sold basis, are based on our best estimate of such costs and are included in our cost of revenues. The warranty obligation is determined based on actual and predicted failure rates of the products, cost of replacement and service and delivery costs incurred to correct a defective product. Our warranty obligation requires management to make assumptions regarding estimated failure rates and replacement costs. If actual warranty costs differ significantly from these estimates, adjustments may be required in the future, which could adversely affect our gross profit and results of operations. Warranty obligations are classified as short-term and long-term warranty obligations, based on the period in which the warranty is expected to be claimed. The product warranty liability (short and long-term) was $9.3 million and $5.8 million, for the years ended December 31, 2025, and 2024, respectively.

See Note 2 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to product warranty.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination, including identifiable intangible assets and liabilities assumed, and is evaluated for impairment at the reporting unit level. Given the Company operates as a single reporting unit, goodwill is assessed on a consolidated basis.

Goodwill is not amortized and is tested for impairment at least on an annual basis. The goodwill impairment test is performed according to the following principles:

1. An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount;

2. If we conclude it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value is recognized.

As we operate as a single reporting unit, with a centralized business model, we used the market approach to estimate the fair value of the reporting unit. The market approach allows the use of the market price of an individual equity security at the assessment date to calculate the fair value of the reporting unit. We used the closing stock price at the date of assessment to calculate our fair value. As we are considered one reporting unit, we used the consolidated balance sheet to derive the carrying amount of the reporting unit, with the inclusion of goodwill.

We complete the required annual testing of goodwill impairment for the reporting unit in the fourth quarter of each year to determine if goodwill should be impaired. During the year ended December 31, 2025, no impairment of goodwill has been identified. For the annual test impairment test that was conducted in the fourth quarter of 2025, fair value exceeded the carrying value by 257.9%.

The valuation of goodwill inherently involves a degree of uncertainty, particularly as it relates to our stock price and the calculation of our fair value. We closely monitor all conditions and are prepared to perform interim impairment tests should there be indications that the fair value of the reporting unit may have declined below its carrying amount.

See Note 2 and 12 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to goodwill.

Income Taxes

Income taxes are accounted for under the asset-and-liability method as required by *ASC Topic 740, "Income Taxes"* ("ASC Topic 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period corresponding to the enactment date.

Valuation Allowance

We establish an income tax valuation allowance when available evidence indicates that it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we consider the amounts and timing of expected future deductions or carryforwards and sources of taxable income that may enable utilization. We maintain an existing valuation allowance until enough positive evidence exists to support its reversal. Changes in the amount or timing of expected future deductions or taxable income may have a material impact on the level of income tax valuation allowances. Our assessment of the realizability of the deferred tax assets requires judgment about our future results. Inherent in this estimation is the requirement for us to estimate future book and taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environment in which we do business. It is possible that the actual results will differ from the assumptions and require adjustments to the allowance. Adjustments to the allowance would affect future net income.

As of December 31, 2025, our net DTA balance on a consolidated basis was $0.3 million, net of a valuation allowance of $37.1 million. Significant domestic DTAs were generated, primarily due to net operating losses, research and development tax credits, along with capitalized expenditures including research and development. We assessed the ability to realize the benefits of our DTAs in each reporting period by evaluating all available positive and negative evidence, objective and subjective in nature, including, but not limited to, (1) cumulative results of operations in recent years, (2) sources of recent pre-tax income, (3) estimates of future taxable income, (4) respective carryback and/or carryforward periods of tax attributes available to date, and (5) limitation on NOL utilization against taxable income. We measured our current DTA balances against estimates of future income based on objectively verifiable operating results from our recent history, and concluded that sufficient future taxable income will not be generated to realize the benefits of our federal, state and certain foreign DTAs. Therefore, we continue to maintain a valuation allowance against our domestic and certain foreign net deferred tax assets.

Uncertain Tax Positions

We follow ASC Topic 740 that prescribes a financial statement recognition threshold and measurement process for uncertain tax positions taken or expected to be taken on our income tax returns. We recognize income tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. We include interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of operations.

The calculation of our current provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, interpretation of current tax laws and possible outcomes of future tax audits. We have established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although we believe our estimates, assumptions and judgments to be reasonable, any changes in tax law or interpretation of tax law and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

See Note 2 and 13 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to income taxes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a "smaller reporting company" as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is not required to provide the information required under this Item.

Item 8. Financial Statements and Supplementary Data.


TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Tigo Energy, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tigo Energy, Inc. and subsidiaries (collectively the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California
March 19, 2026

We have served as the Company's auditor since 2023.

TIGO ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

		December 31,		
		2025		**2024**
ASSETS				
Current assets				
Cash and cash equivalents	$	7,670	$	11,746
Marketable securities, short-term		—		8,156
Accounts receivable, net of allowance for credit losses of $356 and $2,239 at December 31, 2025, and December 31, 2024, respectively		13,895		7,976
Inventory		31,286		21,997
Prepaid expenses and other current assets		5,148		3,533
Total current assets		57,999		53,408
Property and equipment, net		2,652		2,812
Operating lease right of use assets		2,338		1,576
Intangible assets, net		1,652		1,922
Other assets		1,187		984
Goodwill		12,209		12,209
Total assets	$	78,037	$	72,911
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	29,196	$	8,077
Accrued expenses and other current liabilities		7,129		7,361
Deferred revenue, current portion		961		525
Warranty liability, current portion		626		496
Operating lease liabilities, current portion		856		649
Total current liabilities		38,768		17,108
Warranty liability, net of current portion		8,718		5,302
Deferred revenue, net of current portion		860		644
Long-term debt, net of unamortized debt discount and issuance costs		—		40,511
Operating lease liabilities, net of current portion		1,817		961
Other long-term liabilities		251		—
Total liabilities		50,414		64,526
Commitments and Contingencies (Note 8)				
Stockholders' equity				
Common stock, $0.0001 par value: 150,000,000 shares authorized; 70,424,566 and 60,800,130 shares issued and outstanding at December 31, 2025, and December 31, 2024, respectively		7		6
Additional paid-in capital		168,022		146,903
Accumulated deficit		(140,406)		(138,526)
Accumulated other comprehensive income		—		2
Total stockholders' equity		27,623		8,385
Total liabilities and stockholders' equity	$	78,037	$	72,911

See accompanying notes to consolidated financial statements.

TIGO ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except per share data)

| | Year Ended December 31, | |
	2025	2024
Net revenue	$ 103,536	$ 54,014
Cost of revenue	59,185	58,170
Gross profit (loss)	44,351	(4,156)
Operating expenses:		
Research and development	9,244	9,860
Sales and marketing	17,437	16,921
General and administrative	22,169	21,060
Total operating expenses	48,850	47,841
Loss from operations	(4,499)	(51,997)
Other (income) expenses, net:		
Change in fair value of contingent shares liability	—	(152)
Gain on sale of intangible assets	(14,637)	—
Loss on extinguishment of Convertible Promissory Note	1,132	—
Interest expense	11,010	11,420
Interest income	(919)	(867)
Other expense, net	192	245
Total other (income) expenses, net	(3,222)	10,646
Loss before income tax expense	(1,277)	(62,643)
Income tax expense	603	103
Net loss	(1,880)	(62,746)
Other comprehensive loss:		
Unrealized (loss) gain resulting from change in fair value of marketable securities	$ (2)	$ 61
Total comprehensive loss	$ (1,882)	$ (62,685)
Loss per common share		
Basic	$ (0.03)	$ (1.04)
Diluted	$ (0.03)	$ (1.04)
Weighted-average common shares outstanding		
Basic	65,007,762	60,263,190
Diluted	65,007,762	60,263,190

See accompanying notes to consolidated financial statements.

TIGO ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Stockholders' equity					
	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) gain	Total stockholders' equity
	Shares	Amount				
Balance at December 31, 2024	60,800,130	$ 6	$ 146,903	$ (138,526)	$ 2	$ 8,385
Issuance of common stock upon exercise of stock options	342,044	—	157	—	—	157
Stock-based compensation expense	—	—	7,863	—	—	7,863
Issuance of common stock in connection with employee incentive restricted stock awards	1,248,324	—	1	—	—	1
Issuance of common stock in connection with at-the-market offering, net of offering costs	8,309,168	1	13,466	—	—	13,467
Shares withheld for taxes upon restricted stock awards vesting	(232,023)	—	(368)	—	—	(368)
Shares withheld for taxes upon options exercised	(43,077)	—	—	—	—	—
Unrealized loss resulting from change in fair value of marketable securities	—	—	—	—	(2)	(2)
Net loss	—	—	—	(1,880)	—	(1,880)
Balance at December 31, 2025	70,424,566	$ 7	$ 168,022	$ (140,406)	$ —	$ 27,623

See accompanying notes to consolidated financial statements.

76

TIGO ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Stockholders' equity					
	Common stock					
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) gain	Total stockholders' equity
Balance at December 31, 2023	58,751,666	6	138,657	(75,780)	(59)	62,824
Issuance of common stock upon exercise of stock options	789,097	—	272	—	—	272
Stock-based compensation expense	—	—	7,721	—	—	7,721
Issuance of common stock in connection with the acquisition of fSight	252,288	—	375	—	—	375
Issuance of common stock in connection with employee incentive restricted stock awards	1,088,384	—	—	—	—	—
Issuance of common stock in connection with at-the-market offering, net of offering costs	16,336	—	—	—	—	—
Shares withheld for taxes upon restricted stock awards vesting	(97,641)	—	(122)	—	—	(122)
Unrealized gain resulting from change in fair value of marketable securities	—	—	—	—	61	61
Net loss	—	—	—	(62,746)	—	(62,746)
Balance at December 31, 2024	60,800,130	6	146,903	$ (138,526)	$ 2	$ 8,385

See accompanying notes to consolidated financial statements.

77

TIGO ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net loss	$ (1,880)	$ (62,746)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,266	1,219
Provision to write down inventories to net realizable value	1,481	23,108
Change in fair value of contingent shares liability	—	(152)
Non-cash interest expense	8,605	8,941
Stock-based compensation	7,863	7,721
Change in allowance for credit losses	(17)	(1,684)
Non-cash lease expense	906	1,122
Accretion of interest on marketable securities	(467)	(354)
Loss on disposal of property and equipment	12	—
Gain on sale of intangible assets	(14,637)	—
Loss on extinguishment of Convertible Promissory Note	1,132	—
Changes in operating assets and liabilities:		
Accounts receivable	(5,902)	570
Inventory	(10,770)	16,296
Prepaid expenses and other assets	(1,818)	1,658
Accounts payable	20,913	(6,625)
Accrued expenses and other liabilities	(232)	(793)
Deferred revenue	652	368
Warranty liability	3,546	166
Operating lease liabilities	(605)	(1,169)
Other long-term liabilities	251	$ —
Net cash provided by (used in) operating activities	$ 10,299	$ (12,354)
Cash flows from investing activities:		
Purchase of marketable securities	(31,319)	(10,976)
Purchase of property and equipment	(642)	(1,286)
Sales and maturities of marketable securities	39,940	32,018
Proceeds from sale of intangible assets	14,637	—
Net cash provided by investing activities	$ 22,616	$ 19,756
Cash flows from financing activities:		
Proceeds from exercise of stock options	157	272
Proceeds from at-the-market offering	13,467	16
Payment of offering costs related to at-the-market offering	—	(227)
Payment of tax withholdings on restricted stock awards	(367)	(122)
Repayment of Convertible Note	(50,248)	—
Net cash used in financing activities	$ (36,991)	$ (61)
Net (decrease) increase in cash	(4,076)	7,341
Cash and cash equivalents at beginning of period	11,746	4,405
Cash and cash equivalents at end of period	$ 7,670	$ 11,746

See accompanying notes to consolidated financial statements.

(in thousands)	Years Ended December 31,			
	2025		**2024**	
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	3,591	$	2,510
Cash paid for income taxes, net				
Foreign:				
Italy	$	150		
Israel	$	113		
Cash paid for income taxes, net	$	263	$	575
Supplemental schedule of non-cash investing and financing activities:				
Operating lease right of use assets obtained in exchange for operating lease liabilities	$	1,668	$	195
Property and equipment in accounts payable	$	206	$	—
Non-cash consideration paid for fSight acquisition	$	—	$	375
Unrealized gain resulting from change in fair value of marketable securities	$	(2)	$	61

See accompanying notes to consolidated financial statements.

TIGO ENERGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations

Tigo Energy, Inc. and subsidiaries (together, the "Company") consists of Tigo Energy, Inc. ("Tigo"), its wholly-owned direct and indirect subsidiaries: Tigo Energy MergeCo, Inc. (f/k/a Tigo Energy, Inc.) ("Legacy Tigo"), Tigo Energy Brasil Ltda., Tigo Energy Philippines Inc., Tigo Energy Israel Ltd., Tigo Energy AI Ltd. (f/k/a Foresight Energy, Ltd. ("fSight")), Tigo Energy Italy SRL, Tigo Energy Equipment Trading (Suzhou) Co., Ltd. and Tigo Energy Australia Pty Ltd. Prior to the consummation of the Business Combination (as defined below), the operations of the Company were conducted through Legacy Tigo. Legacy Tigo was incorporated in Delaware in 2007 and commenced operations in 2010.

The Company provides solar and energy storage solutions, including module level power electronics ("MLPE") designed to maximize the energy output of individual solar modules, delivering more energy, active management, and enhanced safety for utility, commercial, and residential solar arrays. By combining its MLPE and solar optimizer technology with intelligent, cloud-based software capabilities, the Company enables advanced energy monitoring, system diagnostics, and real-time control. These smart hardware and software solutions enhance system performance, lower operating costs, and ensure compliance with safety regulations, including rapid shutdown requirements. In addition to MLPE, the Company develops and manufactures inverters and battery energy storage systems for the residential solar-plus storage market, further expanding its suite of solutions for efficient and reliable energy management. The Company is headquartered in Los Gatos, California, with offices in Europe, Asia, and the Middle East.

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") promulgated by the Financial Accounting Standards Board ("FASB"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company has determined the functional currency of the subsidiaries to be the U.S. dollar. The Company remeasures monetary assets and liabilities of its foreign operations at exchange rates in effect at the balance sheet date and nonmonetary assets and liabilities at their historical exchange rates. Net revenue and expenses are remeasured at the weighted-average exchange rates during the relevant reporting period. These remeasurement gains and losses are recorded in other (income) expenses, net in the consolidated statements of operations and comprehensive loss and were not material for the years ended December 31, 2025, and 2024.

2. Summary of Significant Accounting Policies

Liquidity and Going Concern

In accordance with *ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern"* ("Subtopic 205-40"), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

As of December 31, 2025, the Company had cash and cash equivalents of $7.7 million and total net working capital, which we define as current assets less current liabilities, of $19.2 million. On December 17, 2025, the Company repaid the full principal balance and accrued interest of its Convertible Promissory Note (see Note 7, "Debt"). Additionally, on February 24, 2026, we issued and sold, in the Offering (as defined above), an aggregate of 5,000,000 shares of the Company's common stock, par value $0.0001 per share, at a purchase price of $3.00 per share, resulting in gross proceeds of $15.0 million to the Company, before deducting placement agent fees and offering expenses (see Note 15, "Subsequent Events"). We believe that our cash provided by operations, as well as the gross proceeds received from the Offering, will provide adequate liquidity for ongoing operations, planned

capital expenditures and other investments for at least the next 12 months from the issuance date of this Form 10-K for the year ended December 31, 2025.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Use of Estimates

The preparation of the consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Key estimates in the consolidated financial statements include revenue recognition, fair value of investments, allowance for credit allowances, inventory valuation, impairment of long-lived assets, fair value of acquired intangible assets and goodwill, useful lives of acquired intangible assets and property and equipment, product warranty liabilities, incremental borrowing rate for right of use assets and lease liability, valuation allowance on deferred tax assets, assessment of probability of vesting of performance-based equity awards and stock-based compensation, including the underlying fair value of the common stock. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ materially from those estimates due to risks and uncertainties.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, marketable securities and accounts receivable. The Company maintains deposits in federally insured financial institutions, which, at times, may exceed federally insured limits. The Company believes it is not exposed to significant credit risk beyond the normal credit risk associated with commercial banking relationships as the Company's cash is deposited with major financial institutions in the U.S., Europe, the Middle East and Asia. The Company does not believe it is exposed to any significant credit risk due to the high credit quality of the financial instruments in which the money is held. At December 31, 2025, and 2024, the Company held immaterial cash in foreign bank accounts. To date, the Company has not experienced any losses on its deposits of cash.

For the year ended December 31, 2025, no customer accounted for 10% or more of total revenue.

At times, a portion of the Company's accounts receivable are due from customers whose individual balances represent 10% or more of total accounts receivable. Customers accounting for 10% or more of total accounts receivable were as follows:

	Year Ended December 31, 2025
Customer A	22.5%
Customer B	10.6%

No other customer accounted for 10% or more of total accounts receivable as of December 31, 2025.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker ("CODM"), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's CODM is the Chief Executive Officer (the "CEO"). The Company has one business activity — the design, development and sale of solar energy optimization solutions. There are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, management has determined that the Company has a single operating and reportable segment. The CODM assesses performance for the Company, monitors budget versus actual results and determines how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations and comprehensive loss. There are no other significant expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

Fair Value of Financial Instruments

The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurement based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used to estimate the fair value of financial instruments are not necessarily an indication of the risk associated with those financial instruments. The three-level hierarchy for fair value measurement is defined as follows:

- *Level 1:* Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- *Level 2:* Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

- *Level 3:* Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Management believes that the carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accrued expenses and accounts payable approximate fair value due to the short-term nature of these instruments.

Cash and Cash Equivalents

The Company's cash and cash equivalents include short-term highly-liquid investments with an original maturity of 90 days or less when purchased and are carried at fair value in the accompanying consolidated balance sheets. The Company considers all highly-liquid investments with a remaining maturity of three months or less at the date of purchase to be cash. Cash consists primarily of amounts in checking and savings accounts.

Marketable Securities

The Company's marketable securities consist of investments in U.S. agency securities and corporate bonds that are classified as available-for-sale. The securities are carried at fair value with the unrealized gains and losses included in other comprehensive loss, a component of stockholders' equity. Realized gains, losses, and declines in value determined to be other than temporary are included in the Company's consolidated statements of operations and comprehensive loss. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be "other than temporary," the Company reduces the investment to fair value through a charge to the consolidated statements of operations and comprehensive loss. No such adjustments were necessary during the periods presented.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount, do not bear interest, and are typically due 30 days from the invoice date. The Company generally does not require collateral from its customers and maintains an allowance for anticipated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical bad debts, current customer receivable balances, age of customer receivable balances and the customers' financial condition, all of which are subject to change. Additionally, the Company monitors activities and considers future reasonable and supportable forecasts of economic conditions to adjust all general and customer specific reserve percentages, as necessary. Balances recorded for estimated credit losses are written-off when they are determined to be uncollectible. The following table sets forth activities in the allowance for credit losses for the periods indicated:

(in thousands)	Year Ended December 31,	
	2025	2024
Allowance for credit losses, beginning balance	$ 2,239	$ 4,011
Net charges to expense or (recovery)	236	(1,629)
Write-offs	(2,119)	(143)
Allowance for credit losses, ending balance	$ 356	$ 2,239

Inventory

In accordance with *ASC Topic 330, "Inventory"*, inventory is valued at the lower of cost or net realizable value ("NRV") with cost determined under the first-in, first-out ("FIFO") method. The determination of NRV involves numerous judgments, including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders, current contract price, future demand, pricing for the Company's products and technological obsolescence of the Company's products. Inventory that is obsolete, in excess of the Company's forecasted demand or is anticipated to be sold at a loss is written down to its NRV based on expected demand and selling prices.

Property and equipment, net

Property and equipment is stated at cost, less accumulated depreciation. Cost includes amounts paid to acquire or construct the asset as well as any expenditure that substantially adds to the value of or significantly extends the useful life of an existing asset. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which ranges from 1 to 25 years. Leasehold improvements are amortized over the shorter of the lease term or expected useful life of the improvements.

Leases

The Company determines if an arrangement is or contains a lease at inception. Operating lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments over the lease term.

Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using the Company's incremental borrowing rate. Operating lease assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

The Company combines the lease and non-lease components in determining the operating lease assets and liabilities. The Company elected to not record right of use ("ROU") assets or corresponding lease liabilities on the Company's consolidated balance sheet for short term leases with an initial lease term of 12 months or less and purchase options the Company is not reasonably certain will be exercised.

Long-Lived Assets

The Company reviews its long-lived assets, which consist of property and equipment, net and operating lease right of use assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying cost amount or fair value less cost to sell. No impairment losses were identified for the years ended December 31, 2025, and 2024.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired in addition to liabilities assumed arising from the acquisition of Tigo Energy AI Ltd (f/k/a Foresight Energy, Ltd. ("fSight")) in 2023. Initially the Company measures goodwill based upon the value of the consideration paid plus or minus net assets assumed. The goodwill arising from the Company's acquisition is attributable to the value of the potential expanded market opportunity with new customers.

Intangible assets have either an identifiable or indefinite useful life. Intangible assets are recorded at cost or when acquired as part of a business combination at estimated fair value. Intangible assets with identifiable useful lives are amortized on a straight-line basis over their economic or legal life, whichever is shorter. The Company's amortizable intangible assets consist primarily of patents, developed technology, and customer relationships. The useful life of these intangible assets ranges from 6.7 to 10 years. We evaluate the recoverability of finite-lived intangible assets for impairment whenever there are triggering events or circumstances that may indicate the carrying amount of such assets may not be recoverable.

Goodwill is not amortized but is subject to annual impairment testing in the fourth quarter unless circumstances dictate more frequent assessments. The Company will perform an annual impairment assessment for goodwill and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than the carrying amount.

Customer Deposits

Customer deposits consist of deposits received by the Company, as required on certain contracts and agreements, which are refundable at the termination of the contract. Customer deposits are recorded in deferred revenue, current portion within the consolidated balance sheet.

Product Warranties

The Company estimates the cost of its warranty obligations based on several key estimates: the warranty period (which can vary from 5 to 25 years depending on the product), its historical experience of known product failure rates, costs of materials to repair or replace defective products and parts, and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Should the actual experience relative to these factors differ from the estimates, the Company may be required to record additional warranty reserves. Product warranty costs are recorded as expense to cost of revenue based on customer history, historical information and current trends.

The following table summarizes the changes in product warranty liability:

	Year Ended December 31,	
(in thousands)	2025	2024
Balance at the beginning of the period	$ 5,798	$ 5,632
Provision for warranty issued during period	2,968	1,284
Changes in estimate	1,154	(758)
Settlements	(576)	(360)
Balance at the end of the period	$ 9,344	$ 5,798

Convertible Promissory Note and Debt Extinguishment

On January 9, 2023, the Company entered into a convertible promissory note purchase agreement (the "Note Purchase Agreement") with L1 Energy Capital Management S.a.r.l ("L1 Energy") pursuant to which the Company issued a convertible promissory note in an aggregate principal amount of $50.0 million (the "Convertible Promissory Note").

On December 17, 2025, the Company extinguished the Convertible Promissory Note. The Company recognized a loss on extinguishment of the Convertible Promissory Note of $1.1 million during the year ended December 31, 2025, which is included in other (income) expense, net in the consolidated statements of operations and comprehensive loss. Gains and losses on extinguishment of debt are recognized upon extinguishment of debt instruments and are measured as the difference between the reacquisition price and the net carrying amount of the debt at the extinguishment date. Please refer to Note 7, "Debt," for additional details regarding the Convertible Promissory Note and the extinguishment transaction.

Revenue Recognition

The Company complies with *ASC Topic 606*, *"Revenue from Contracts with Customers"* ("ASC Topic 606") for revenue recognition. In accounting for contracts with customers:

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, the Company satisfies a performance obligation

Revenues are recognized when control of the promised goods or services are transferred to the Company's customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The Company generates all of its revenue from contracts with its customers. A description of the principal activities from which the Company generates revenue are as follows:

- *Products Delivered at a Point in Time.* The Company's primary source of revenue is the sale of its hardware products. The Company's hardware products are fully functional at the time of shipment and do not require modification or customization for customers to use the products. The Company sells its products primarily to distributors that resell the Company's products to end users. Distributors do not have general rights of return and generally order goods for immediate resale to end customers. The Company uses present right to payment and transfer of title as indicators to determine the transfer of control to the customer. The Company recognizes revenue at a point in time when its performance obligation has been satisfied and control of the product is transferred to the customer, which generally aligns with shipping terms. Contract shipping terms include ExWorks ("EXW"), FOB Shipping Point and FOB Destination incoterms. Under EXW (meaning the seller fulfills its obligation to deliver when it makes goods available at its premises, or another specified location, for the buyer to collect), the performance obligation is satisfied and control is transferred at the point when the customer is notified that their order is available for pickup. Under FOB Shipping Point, control is transferred to the customer at the time the good is transferred to the shipper and under FOB Destination, at the time the customer receives the goods. We deduct sales returns to arrive at net revenue. Sales tax and other similar taxes are excluded from revenues. The Company has made the election to account for shipping and handling as activities to fulfill the promise to transfer the product and as such records amounts charged to customers for shipping and handling as revenue and the related costs are included in cost of revenues.

- *Services Delivered Over Time.* Revenue recognized from services delivered over time, including monitoring services and Predict+ SaaS services, represented 1.8% of total net revenue for the year ended December 31, 2025. The balance was immaterial for the year ended December 31, 2024. Sales of the Company's hardware products can include the Company's free or premium web-based monitoring service. These monitoring services represent a single performance obligation and is deferred at the sale date. The free monitoring service revenue is recognized ratably over an estimated service period of approximately 5 years as the service is performed. The premium monitoring service is recognized ratably over the contracted service period, up to 20 years, as the service is performed. The full consideration of monitoring service revenue represented less than 1% of the total net revenue during the years ended December 31, 2025, and 2024. The allocation of revenue between the hardware and monitoring service deliverables is based on the Company's best estimate of the standalone selling price determined by considering multiple factors, including internal costs, gross margin and historical selling practices. Additionally, the Company provides software as a service ("SaaS") platform for our Predict+ technology. The Predict+ service revenue is recognized ratably over a contract service period up to 11 years, as the service is performed.

The Company typically incurs incremental costs to acquire customer contracts related to the Company's hardware sales in the form of sales commissions; however, because the expected benefit from these contracts is one year or less, the Company follows the ASC Topic 606 practical expedient and expenses these amounts as incurred.

The Company records certain contra revenue promotions as variable consideration and recognizes these promotions at the time the related revenue is recorded.

Deferred revenue or contract liabilities consists of payments received from customers in advance of revenue recognition for the Company's products and service. The current portion of deferred revenue represents the unearned revenue that will be earned within 12 months of the balance sheet date. Correspondingly, noncurrent deferred revenue represents the unearned revenue that will be earned after 12 months from the balance sheet date.

See Note 5 for additional information.

Cost of Revenue

The Company includes the following in cost of revenue: product costs, warranty costs, operation personnel and logistics costs, inventory reserve charges, shipping and handling costs, hosting service costs related to the monitoring service, depreciation and amortization of manufacturing test equipment, and employee-related expenses which primarily consists of employees' salaries and health insurance expense.

Stock-Based Compensation

The Company measures the cost of employee and non-employee services received in exchange for stock-based awards based on the grant-date fair value of the award. The Company uses the Black-Scholes option pricing model to value its stock option awards. The fair value of restricted stock units ("RSU") granted is determined based on the price of the Company's common stock on the date of grant. The fair value of non-market‑based performance stock units ("PSUs") granted is determined based on the market value of the Company's common stock at the closing market price on the grant date, and the expense is recognized based on whether achievement of performance-based vesting conditions are probable. The Company recognizes compensation expense of its awards over the requisite service period, which is typically the vesting period, for the entire award using the straight-line attribution method. The Company accounts for forfeitures as they occur.

Estimating the fair value of options requires the input of subjective assumptions, including the estimated fair value of the Company's common stock, the expected life of the options, stock price volatility, the risk-free interest rate and expected dividends. The assumptions used in the Company's Black-Scholes option-pricing model represent management's best estimates and involve a number of variables, uncertainties and assumptions and the application of management's judgment, as they are inherently subjective.

Research and Development

Research and development expenses are comprised of costs to design, develop, test or significantly improve our solar energy hardware and software solutions and primarily include personnel costs and facility-related expenses.

Advertising Costs

All advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising expenses incurred by the Company were $0.6 million and $0.6 million for the years ended December 31, 2025, and 2024, respectively.

Income Taxes

Income taxes are accounted for under the asset-and-liability method as required by *ASC Topic 740, "Income Taxes"* ("ASC Topic 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period corresponding to the enactment date. Under ASC Topic 740, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income.

ASC Topic 740 defines the criterion an individual tax position must meet for any part of the benefit of the tax position to be recognized in financial statements prepared in conformity with GAAP. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not such tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the respective tax position. The tax benefits recognized in the consolidated financial statements from such a tax position should be measured based on the largest benefit having a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. In accordance with the disclosure requirements of ASC Topic 740, the Company's policy on income statement classification of interest and penalties related to income tax obligations is to include such items as part of income tax expense.

The Tax Cuts and Jobs Act ("TCJA") subjects a U.S. shareholder to tax on global intangible low-taxed income ("GILTI") earned by certain foreign subsidiaries. Under GAAP, the Company can make an accounting policy election to either treat taxes due on the GILTI inclusion as a current period expense or factor such amounts into the Company's measurement of deferred taxes. The Company elected to treat the GILTI inclusion as a period expense.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to gains and losses that are recorded as an element of stockholders' equity but are excluded from net loss. The Company's other comprehensive loss consists of the change in net unrealized gain on marketable securities.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued *ASU No. 2023-09, "Improvements to Income Tax Disclosures"* ("Topic 740"). This ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024, although retrospective application is permitted. We have adopted and applied the guidance under the ASU for the year ended December 31, 2025, using the prospective method. See enhanced disclosures in our consolidated statement of cash flows and Note 13. "Income Taxes" in the accompanying notes to the consolidated financial statements for further detail.

Recently issued accounting pronouncements not yet adopted

In July 2025, the FASB issued ASU No. *2025-05 — Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which added a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. The guidance is effective for annual periods beginning after December 15, 2025. The Company plans to adopt this ASU on the effective date and does not expect it to have a material impact on the Company's financial statements.

In November 2024, the FASB issued *ASU 2024-03, "Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures* ("Subtopic 220-40")*: Disaggregation of Income (Loss) Statement Expenses"* ("ASU 2024-03"). ASU 2024-03 requires disaggregation of certain costs and expenses included in each relevant expense caption on the Company's consolidated statements of operations and comprehensive loss in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. ASU 2024-04 is effective fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In September 2025, the FASB issued ASU No. *2025-06—Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,* which removed the language around project stages that was used to assess when costs could be capitalized for an internal-use software. The update also requires internal-use software to be disclosed under the *ASC 360 Property, Plant, and Equipment guidance.* The guidance is effective for annual periods beginning after December 15, 2027. The Company is currently assessing the impact of this ASU on the Company's accounting policies and the financial statements.

3. Net Loss Per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period, without consideration for potential dilutive shares of common stock. Diluted net loss per share of common stock is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method and if-converted method, as applicable. In periods in which the Company reports a net loss, diluted net loss per share will be the same as basic net loss per share since dilutive shares are not assumed to have been issued if their effect is antidilutive. As a result, for the periods in which the Company experienced a net loss, the weighted-average shares used to calculate both basic and diluted net loss per share are the same.

For following table sets forth the computation of basic and diluted net loss per share to common stockholders:

	Year Ended December 31,	
(in thousands, except share and per share data)	2025	2024
Numerator:		
Net loss	$ (1,880)	$ (62,746)
Denominator:		
Weighted-average shares of common stock outstanding – basic and diluted	65,007,762	60,263,190
Net loss per share of common stock – basic and diluted	$ (0.03)	$ (1.04)

The Company excluded the effect of the below elements from our calculation of diluted loss per share, as their inclusion would have been anti-dilutive. These amounts represent the number of instruments outstanding at the end of the period.

	As of December 31,	
	2025	**2024**
Outstanding stock options and restricted stock units	4,457,053	4,673,638
Convertible promissory note	—	5,305,861
	4,457,053	9,979,499

4. Fair Value of Financial Instruments

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis:

	Fair value measurement at reporting date using		
(in thousands)	**(Level 1)**	**(Level 2)**	**(Level 3)**
December 31, 2025			
Assets:			
Cash equivalents:			
Money market accounts	$ 126	$ —	$ —
December 31, 2024			
Assets:			
Cash equivalents:			
Money market accounts	$ 6,839	$ —	$ —
U.S. agency securities	$ —	$ 499	$ —
Marketable securities:			
Corporate bonds	$ —	$ 2,018	$ —
U.S. agency securities	$ —	$ 6,138	$ —

During the year ended December 31, 2025, the Company sold all of its available-for-sale marketable securities. Accordingly, the Company held no marketable securities as of December 31, 2025. The proceeds from the sales of marketable securities were used to fund the extinguishment of the Company's Convertible Promissory Note. The following is a summary of the changes in fair value of the Company's marketable securities as of December 31, 2024:

	As of December 31, 2024			
(in thousands)	**Amortized cost**	**Unrealized gain**	**Unrealized loss**	**Fair value**
Available-for-sale marketable securities:				
Current assets				
Corporate bonds	$ 2,019	$ —	$ (1)	$ 2,018
U.S. agency securities	6,135	3	$ —	6,138
Total available-for-sale marketable securities	$ 8,154	$ 3	$ (1)	$ 8,156

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable, and customer deposits approximate fair value due to their short-term nature.

5. Net Revenue

Geographic Net Revenues

The Company sells its products in the Americas (North and South America), EMEA (Europe, Middle East, and Africa), and APAC (Asia-Pacific) regions.

The following table summarizes net revenue by major geographic region, based on customers' location (in millions):

	Year Ended December 31,	
(in thousands)	2025	2024
EMEA[1]	$ 69,478	$ 32,593
Americas[2]	26,533	13,132
APAC	7,525	8,289
Total net revenue	$ 103,536	$ 54,014

[1] Our net revenues generated from the Germany, Czech Republic, the United Kingdom and Italy and represented 15.5%, 15.2%, 15.1%, and 10.3% of our total net revenue for the year ended December 31, 2025, respectively. Our net revenues generated from Germany and the Czech Republic represented 16.3% and 11.8% of our total net revenue for the year ended December 31, 2024, respectively.

[2] Our net revenues generated from the United States represented 23.3% and 20.7% of our total net revenue for the years ended December 31, 2025, and 2024, respectively.

Deferred Revenue

Deferred revenue or contract liabilities consists of payments received from customers in advance of revenue recognition for the Company's products and service. The current portion of deferred revenue represents the unearned revenue that will be earned within 12 months of the balance sheet date. Correspondingly, noncurrent deferred revenue represents the unearned revenue that will be earned after 12 months from the balance sheet date.

The following table summarizes the changes in deferred revenue:

	Year Ended December 31,	
(in thousands)	2025	2024
Balance at the beginning of the period	$ 1,169	$ 801
Deferral of revenue	17,738	7,585
Recognition of unearned revenue	(17,086)	(7,217)
Balance at the end of the period	$ 1,821	$ 1,169

As of December 31, 2025, the Company expects to recognize $1.8 million from remaining performance obligations over a weighted-average term of 2.9 years. The Company recognized approximately $0.5 million and $1.0 million in revenue that was included in the beginning deferred revenue balance during the years ended December 31, 2025, and 2024, respectively.

6. Supplementary Balance Sheet and Geographic Information

Selected financial data as of the dates presented below is as follows (in thousands, except useful life data):

Inventory	December 31, 2025	December 31, 2024
Raw materials	$ 186	$ 662
Finished goods	31,100	21,335
Inventory	$ 31,286	$ 21,997

Inventory reserves were $14.3 million and $24.1 million as of December 31, 2025, and 2024, respectively.

Property and equipment, net	Estimated Useful Life	December 31, 2025	December 31, 2024
Machinery and equipment	1 - 25 years	$ 6,643	$ 6,051
Vehicles	5 years	31	31
Computer software	5 years	212	212
Computer equipment	5 years	656	602
Furniture and fixtures	5 years	222	216
Leasehold improvements	2 - 25 years	357	465
Construction-in-process		140	—
		8,261	7,577
Less: Accumulated depreciation		5,609	4,765
Property and equipment, net		$ 2,652	$ 2,812

For the years ended December 31, 2025, and 2024 the Company recorded depreciation expense of $1.0 million and $0.9 million, respectively in the consolidated statements of operations.

Accrued expenses and other current liabilities	December 31, 2025	December 31, 2024
Accrued vacation	$ 980	$ 924
Accrued compensation	3,808	1,119
Accrued interest	—	1,187
Accrued professional fees	429	894
Accrued warehouse and freight	43	917
Accrued other[1]	1,768	1,773
Other current liabilities	101	547
Accrued expenses and other current liabilities	$ 7,129	$ 7,361

[1] Accrued other as of December 31, 2025, and December 31, 2024, primarily consist of accrued expenses related to legal and tax expense.

Long-lived assets by Geographic Region

The following table presents the Company's long-lived assets, which consist of tangible property and equipment, net of depreciation, and operating ROU assets, by geographic region (in thousands):

Long-lived assets	December 31, 2025	December 31, 2024
EMEA[1]	$ 1,151	$ 1,545
Americas[2]	2,247	719
APAC[3]	1,592	2,124
Total long-lived assets	$ 4,990	$ 4,388

[1] As of December 31, 2025, and 2024, 18.4% and 26.6% of the Company's total long-lived assets were located in Israel.
[2] As of December 31, 2025, and 2024, 45.1% and 16.4% of the Company's total long-lived assets were located in the U.S.
[3] As of December 31, 2025, 21.1% and 10.8% of the Company's total long-lived assets were located in Thailand and China, respectively. As of December 31, 2024, 35.5% and 13.0% of the Company's total long-lived assets were located in Thailand and China, respectively.

7. Debt

Convertible Promissory Notes and Debt Extinguishment

On January 9, 2023, the Company entered into a convertible promissory note purchase agreement ("Note Purchase Agreement") with L1 Energy Capital Management S.a.r.l in exchange for cash of $50.0 million ("Convertible Promissory Notes"). Outstanding borrowings under the Convertible Promissory Notes bear interest at a rate of 5.0% per year. The principal amount was due at the maturity date of January 9, 2026, and interest is payable semiannually beginning in July 2023.

Under the terms of the Note Purchase Agreement, the Convertible Promissory Note may be converted at the option of the note holder into the Company's common stock or an equivalent equity instrument resulting from a public company event. The conversion price is based on a pre-money valuation divided by the aggregate number of the Company's outstanding shares at the issuance date and adjusted for any cash dividends paid on the Company's capital stock. The conversion price and number of conversion shares are subject to standard anti-dilution adjustments. Upon a change of control event the note holder may (i) convert the Convertible Promissory Note immediately prior to the event into the Company's common stock at a conversion price equal to the lesser of the Convertible Promissory Note's original conversion price or the price per share of the Company's common stock implied by the change of control event transaction agreement or (ii) require the redemption of the Convertible Promissory Note in cash, including the payment of a make-whole amount of all unpaid interest that would have otherwise been payable had the Convertible Promissory Note remained outstanding through the maturity date. The Company's obligations under the Note Purchase Agreement may be accelerated, subject to customary grace and cure periods, upon the occurrence of an event of default. The Note Purchase Agreement defines events of default as the occurrence of any one of the following; 1) a default in payment of any part of principal or unpaid accrued interest on the Convertible Promissory Note when due and payable; 2) the Company issues a written statement that it is unable to pay its debts as they become due, or the Company files a voluntary petition for bankruptcy or insolvency proceeding, the Company, or its directors or majority stockholders take action looking to the dissolution or liquidation of the Company; 3) the involuntary bankruptcy of the Company defined as the commencement of any proceeding against the Company seeking any bankruptcy reorganization; 4) the Company defaults on any of its performance obligations under the Note Purchase Agreement; 5) any material portion of the assets of the Company or any subsidiary of the Company is seized or a levy is filed against such assets; 6) a default that remains uncured on any other agreement evidencing the indebtedness of the Company or its subsidiaries for an amount of $10 million or more whose terms allow for the acceleration of the repayment of such indebtedness due to the consummation of the transactions contemplated in this Note Purchase Agreement.

On December 17, 2025, the Company extinguished the Convertible Promissory Notes by paying $51.3 million in cash which included principal, accrued interest and fees associated with the extinguishment. The reacquisition price of the debt was higher than the related carrying value at the extinguishment date, therefore resulting in a loss on extinguishment of Convertible Promissory Notes of $1.1 million. The loss on extinguishment of the Convertible Promissory Note is included in other (income) expense, net in the consolidated statements of operations and comprehensive loss.

The Company had no outstanding debt as of December 31, 2025. Long-term debt consisted of the following as of December 31, 2024 (in thousands):

	December 31, 2024
Convertible Promissory Note	$ 50,000
Less: unamortized debt discount and issuance costs	(9,489)
Long-term debt, net of unamortized debt discount and issuance costs	$ 40,511

8.   Commitments and Contingencies

Employment Agreements

The Company entered into employment agreements with key personnel providing compensation and severance in certain circumstances, as defined in the respective employment agreements.

Legal

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business and that have not been fully resolved. Some litigation or legal disputes may not be covered by insurance. While the Company intends to vigorously defend itself with respect to such disputes, any potential outcomes resulting from such claims would be inherently difficult to quantify. The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated. During the year ended December 31, 2025, the Company has not recorded a material loss with respect to any legal claims or other legal matters arising in the normal course of business.

Indemnification Agreements

From time to time, in its normal course of business, the Company may indemnify other parties with which it enters into contractual relationships, including customers, lessors and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from third-party claims or a breach of representation or covenant. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. In addition, we believe the likelihood is remote that payments under any indemnification agreements described above will have a material effect on the Company's consolidated financial statements.

The Company has also indemnified its Directors and Executive Officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a Director or Executive Officer.

The Company believes the current estimated fair value of any obligation from these indemnification agreements is minimal; therefore, these consolidated financial statements do not include a liability for potential indemnification-related obligations at December 31, 2025.

9. Common and Preferred Stock

Common Stock and Preferred Stock

The Company is authorized to issue 150,000,000 shares of common stock. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders.

The Company is authorized to issue 10,000,000 shares of Preferred Stock. As of December 31, 2025, there was no Preferred Stock outstanding.

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance were as follows:

	As of December 31, 2025
Stock options issued and outstanding	4,707,635
Restricted stock units issued and outstanding	3,530,813
Performance stock units issued and outstanding	1,760,048
Shares available for grant under 2023 Equity Incentive Plan	550,227
Total shares reserved for future issuance	10,548,723

At-The-Market Offering Program

In November 2024, we entered into an At-The-Market Offering Agreement (the "ATM Agreement") with Craig-Hallum Capital Group LLC (the "Sales Agent"), allowing for the sale of common stock with an aggregate gross offering price of up to $14.2 million (the "2024 ATM Program"). Under the ATM Agreement, the Sales Agent may sell shares in an "at-the-market" offering under Rule 415(a)(4) of the Securities Act, including sales on Nasdaq or other trading markets, to or through market makers, directly to the Sales Agent as principal, or in negotiated transactions at prevailing market prices. The offering of Shares pursuant to the ATM Agreement will terminate upon (a) five business days' advance notice from the Company to the Sales Agent or five business days' advance notice from the Sales Agent to the Company or (b) otherwise by mutual agreement of the parties pursuant to the terms of the ATM Agreement. Sales under the 2024 ATM Program are subject to a maximum commission of up to 3.0% of the gross proceeds per share sold through the Sales Agent. As of December 31, 2025, the 2024 ATM Program was fully utilized, and there are no additional shares available for issuance under the program.

The following is a summary of the shares issued under our 2024 ATM Program during the year ended December 31, 2025 (in thousands except average price per share):

Period Ended	Shares Issued	Average Net Price Per Share[1]	Gross Proceeds	Net Proceeds
December 31, 2025	8,309,168	$ 1.66	$ 14,205	$ 13,779

[1] Represents the average price per share after commission.

10. Stock-Based Compensation

The Company adopted the 2008 Stock Plan ("2008 Plan") under which it may issue stock options to purchase shares of common stock, and award restricted stock and stock appreciation rights to employees, Directors and consultants. The 2008 Plan expired in March 2018 and all award issuance therefore ceased. Options generally vest over a four-year period with a one-year cliff. The option term is no longer than five years for incentive stock options for which the grantee owns greater than 10% of the Company's capital stock and no longer than 10 years for all other options. The Company has a repurchase option on unvested restricted stock exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason. The Company's repurchase right lapses in accordance with the vesting terms. Options outstanding under the 2008 Plan will remain outstanding until they are exercised, canceled or expire.

In May 2018, the Company adopted the 2018 Stock Plan ("2018 Plan") under which the Company may issue stock options to purchase shares of common stock, and award restricted stock and stock appreciation rights to employees, Directors and consultants.

Under the 2018 Plan, the Board of Directors may grant incentive stock options or nonqualified stock options. Incentive stock options may only be granted to Company employees. The 2018 Plan expired in May 2023 and all award issuance therefore ceased. The exercise price of incentive stock options and non-qualified stock options cannot be less than 100% of the fair value per share of the Company's common stock on the grant date. If an individual owns more than 10% of the Company's outstanding capital stock, the price of each share incentive stock option will be at least 110% of the fair value. Fair value was determined by the Board of Directors. Options generally vest over a four-year period with a one-year cliff. The option term is no longer than five years for incentive stock options for which the grantee owns greater than 10% of the Company's capital stock and no longer than 10 years for all other options. The Company has a repurchase option on unvested restricted stock exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason. The Company's repurchase right lapses in accordance with the vesting terms. Options outstanding under the 2018 Plan will remain outstanding until they are exercised, canceled or expire.

In May 2023, the Company adopted the 2023 Equity Incentive Plan ("2023 Plan") under which the Company may issue stock options to purchase shares of common stock, award restricted stock, restricted stock units ("RSU"), performance stock units ("PSUs"), dividend equivalents, stock appreciation rights, and other stock-based or cash-based awards to employees, Directors and consultants.

Stock options granted to newly hired employees generally vest over a four-year period, following the date of grant, with 25% vesting on the first anniversary of the grant date and the remaining vesting in equal monthly installments thereafter, and grants of additional stock options to employees generally vest in equal monthly installments over a four-year period with no cliff vesting. As of December 31, 2025, 844,406 stock options granted under the 2023 Plan had vested and were exercisable. There have been 3,825 stock options exercised under the 2023 Plan. The RSUs generally vest over a three-year period, following the date of grant, with a third of the award vesting on each year on the annual anniversary of the grant date.

Collectively, the 2008 Stock Plan, 2018 Stock Plan and the 2023 Equity Incentive Plan are referred to as "the Plans".

The Company measures stock-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company also measures the PSU awards at their grant-date fair value. If the performance goals are not met, no compensation expense is recognized and any recognized compensation expense is reversed. The Company recorded stock-based compensation expense in the following expense categories in its accompanying consolidated statements of operations and comprehensive loss:

| | Year Ended December 31, | |
(in thousands)	2025	2024
Cost of sales	$ 87	$ 141
Research and development	925	1,231
Sales and marketing	2,460	2,104
General and administrative	4,391	4,245
Total stock-based compensation[1]	$ 7,863	$ 7,721

[1] A portion of the stock-based compensation in the table above pertains to Incentive Stock Options, which are nondeductible and the balance that is related to stock-based compensation is offset by valuation allowance. Therefore, we have excluded the income tax effect associated with the stock-based compensation in the calculation above.

Stock Options

The following table summarizes stock option activity for the Plans for the year ended December 31, 2025:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in 000's)
Outstanding at December 31, 2024	5,403,090	$ 1.74	7.18	
Exercised	(342,044)	$ 0.62		
Forfeited/expired	(353,411)	$ 4.97		
Outstanding at December 31, 2025	4,707,635	$ 1.58	6.61	$ 1,158
Exercisable at December 31, 2025	2,967,729	$ 1.52	5.46	$ 1,072

As of December 31, 2025, the total unrecognized compensation expense related to unvested stock option awards was $4.0 million, which the Company expects to recognize over a weighted-average period of 2.2 years.

The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying common stock at the grant date, expected term, expected volatility, risk-free interest rate and dividend yield. The fair value of each grant of options was determined using the methods and assumptions discussed below.

- The expected term of employee options with service-based vesting is determined using the "simplified" method, as prescribed in the U.S. Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company's lack of sufficient historical data. The expected term of non-employee options is equal to the contractual term.

- The expected volatility is based on historical volatilities of similar entities within the Company's industry which were commensurate with the expected term assumption as described in SAB No. 107.

- The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

- The expected dividend yield is 0% because the Company has not historically paid and does not expect for the foreseeable future to pay a dividend on its common stock.

- As Legacy Tigo's common stock was not publicly traded prior to the Business Combination, its Board of Directors periodically estimated the fair value of the Company's common stock considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*.

The Company did not grant options during the year ended December 31, 2025. For the year ended December 31, 2024, the fair value of each stock option was estimated on the date of grant using the weighted-average assumptions in the table below:

	December 31, 2024
Expected volatility	72.4%
Risk-free interest rate	3.5%
Expected term (in years)	6.0
Expected dividend yield	—%

Restricted Stock Units

The following table summarizes RSU activity for the 2023 Plan for the year ended December 31, 2025:

	Number of shares		Weighted average grant date fair value per share
Outstanding at December 31, 2024	2,103,946	$	3.50
Granted	2,729,301	$	1.48
Vested	(1,248,324)	$	3.06
Forfeited/expired	(54,110)	$	4.55
Outstanding at December 31, 2025	3,530,813	$	2.08

As of December 31, 2025, the total unrecognized compensation expense related to unvested RSUs was $5.5 million, which the Company expects to recognize over a weighted-average period of 1.9 years.

Performance Stock Units

As of December 31, 2025, and 2024, the Company had an outstanding balance of 1,760,048 PSUs, with a weighted average grant date fair value per share of $1.58. The PSUs vest over a three-year period beginning on January 1, 2025, with one-third of the award eligible to vest at the end of each fiscal year through December 31, 2027, based on the Company's level of achievement of certain performance-based criteria tied to annual net revenue and adjusted EBITDA targets. The PSUs were valued using the market value of the Company's common stock at the closing market price on the grant date.

As of December 31, 2025, an aggregate of 432,851 PSUs had vested in accordance with the terms of the Company's equity incentive plans. The related shares were issued in March 2026.

During the year ended December 31, 2025, the Company recognized stock-based compensation expense related to PSUs of approximately $1.3 million, which was recorded within research and development, sales and marketing and general and administrative expense in the consolidated statements of operations.

As of December 31, 2025, the total unrecognized compensation expense related to PSUs that were deemed probable to vest at the end of their respective performance period was $0.7 million, which the Company expects to recognize over a weighted-average period of 1.5 years.

11. Leases

As a lessee, the Company currently leases office space and vehicles in the United States, Italy, Israel, China, Philippines and Thailand. All of the Company's leases are classified as operating leases. The Company has no leases classified as finance or sales-type leases. For leases with terms greater than 12 months, the Company records the related assets and obligations at the present value of lease payments over the term. Many of the Company's leases include rental escalation clauses, renewal options and/or termination options that are factored into the Company's determination of lease payments.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of its leases do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement. The majority of the Company's leases have remaining lease terms of one to five years, some of which include options to extend the leases for up to eight years, and some of which include options to terminate the leases within one year.

The components of lease expense are as follows (in thousands):

| | Year Ended December 31, | |
(in thousands)	2025	2024
Operating lease costs	$ 1,063	$ 1,302
Variable lease costs	388	510
Total lease cost	$ 1,451	$ 1,812

Other information related to leases was as follows:

| | Year Ended December 31, | |
Supplemental Cash Flows Information (in thousands)	2025	2024
Operating lease right of use assets obtained in exchange for operating lease liabilities	$ 1,668	$ 195
Cash paid for amounts included in the measurement of lease liabilities	$ 906	$ 1,362

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (years)	3.0	2.5
Weighted-average discount rate	6.6%	4.9%

Future maturities of lease liabilities were as follows as of December 31, 2025:

(in thousands)	Operating Leases
2026	$ 1,028
2027	920
2028	658
2029	386
2030	—
Thereafter	—
Total future minimum lease payments	$ 2,992
Less: imputed interest	319
Present value of lease liabilities	$ 2,673

12. Goodwill and Intangible Assets

As of December 31, 2025, the Company had a goodwill balance of $12.2 million. The goodwill balance is related to the acquisition of Tigo Energy AI Ltd (f/k/a Foresight Energy, Ltd. ("fSight)).

The Company's intangible assets by major asset class are as follows:

(in thousands, except for useful life amounts)	Weighted Average Useful Life (Years)	Gross		Accumulated Amortization		Net Book Value	
December 31, 2025							
Amortizing:							
Patents	6.7	$	450	$	(208)	$	242
Customer relationships	10.0		170		(50)		120
Developed technology	10.0		1,820		(530)		1,290
Total intangible assets		$	2,440	$	(788)	$	1,652

(in thousands, except for useful life amounts)	Weighted Average Useful Life (Years)	Gross		Accumulated Amortization		Net Book Value	
December 31, 2024							
Amortizing:							
Patents	6.7	$	450	$	(137)	$	313
Customer relationships	10.0		170		(33)		137
Developed technology	10.0		1,820		(348)		1,472
Total intangible assets		$	2,440	$	(518)	$	1,922

The Company recognized amortization expense related to intangible assets of $0.3 million and $0.3 million for the years ended December 31, 2025, and 2024, respectively.

Amortization expense related to intangible assets at December 31, 2025, in each of the next five years and beyond is expected to be incurred as follows (in thousands):

(in thousands)	Amount
2026	270
2027	262
2028	260
2029	227
2030	202
Thereafter	431
	$ 1,652

13. Income Taxes

The domestic and foreign components of loss before income taxes consisted of the following (in thousands):

	Years Ended December 31			
	2025		2024	
U.S. loss before income taxes	$	(2,079)	$	(60,757)
Foreign income (loss) before income taxes		802		(1,886)
Loss before income taxes	$	(1,277)	$	(62,643)

The provision for income taxes for the years presented is as follows (in thousands):

	Years Ended December 31	
	2025	2024
Current:		
Federal	$ —	$ —
State	—	—
Foreign	669	284
Total current	$ 669	$ 284
Deferred:		
Federal	$ —	$ —
State	—	—
Foreign	(66)	(181)
Total deferred	$ (66)	$ (181)
Provision for income taxes	$ 603	$ 103

The following tables reconcile the statutory federal income tax rate to the effective tax rate after the adoption of ASU 2023-09 (in thousands, except percentages):

	December 31, 2025	
	Amount	Percentage
U.S. federal statutory tax rate	$ (268)	21.0%
State and local income taxes, net of federal income tax effect	(17)	1.3%
Tax credits:		
Research and development	(90)	7.1%
Change in valuation allowance	(346)	27.1%
Nondeductible items:		
Stock based compensation	578	(45.2)%
Section 162(m) Compensation	209	(16.4)%
Other	51	(4.1)%
Worldwide changes in unrecognized tax benefits	44	(3.4)%
Foreign tax effects:		
Israel		
Foreign rate differential	9	(0.7)%
Change in valuation allowance	161	(12.6)%
Nondeductible Items	35	(2.7)%
Italy		
Foreign rate differential	14	(1.1)%
Other	(36)	2.8%
Italian tax examination	292	(22.8)%
Australia		
Foreign rate differential	(1)	0.1%
Other	(58)	4.6%
Other jurisdictions	26	(2.0)%
Total	$ 603	(47.2)%

The following table reconciles the statutory federal income tax rate to the effective tax rate prior to the adoption of ASU 2023-09 (in thousands, except percentages):

	December 31, 2024
Tax at federal statutory rate	21.0%
State tax, net of federal benefit	0.9%
Research and development tax credits	0.3%
Global intangible low taxed income	(0.1)%
Foreign rate differential	0.1%
Stock based compensation	(1.5)%
Foreign tax and other	0.1%
Change in valuation allowance	(20.4)%
Other	(0.6)%
Total	(0.2)%

On July 4, 2025, the OBBB was enacted in the United States. The OBBB includes several significant tax provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company will no longer be required to capitalize its domestic research and experimental costs under Section 174 of the Internal Revenue Code beginning with the tax year ending December 31, 2025. The Company evaluated the impact of the OBBB and determined that it did not have a material impact on the Company's consolidated financial statements for the year ended December 31, 2025.

The components of the net deferred tax assets and deferred tax liabilities were comprised of the following (in thousands):

	Years Ended December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 23,807	$ 22,996
Research and development tax credits	3,221	3,146
Stock based compensation	1,028	506
Capitalized research costs	2,253	3,352
Lease liability	579	339
Reserves and accruals	3,468	2,493
Uniform capitalization on inventory	389	1,942
Inventory reserve	3,124	5,251
Other	440	37
Total deferred tax assets	38,309	40,062
Less: valuation allowance	(37,144)	(36,880)
Total deferred tax assets, net of valuation allowance	1,165	3,182
Deferred tax liabilities:		
Fixed assets and intangibles	(395)	(451)
Right of use leased assets	(506)	(332)
Debt discount	—	(2,201)
Total deferred tax liabilities	(901)	(2,984)
Net deferred tax assets	$ 264	$ 198

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the history of losses incurred by the Company, management believes it is not more likely than not that substantially all of the U.S. federal, state and certain foreign deferred tax assets can be realized. Accordingly, the Company established and recorded a full valuation allowance on its U.S. domestic and certain foreign net deferred tax assets of $37.1 million and $36.9 million as of December 31, 2025, and 2024, respectively. The valuation allowance increased by $0.2 million during the year ended December 31, 2025, and increased by $12.6 million during the year ended December 31, 2024.

No deferred tax liabilities have been recorded relating to the undistributed earnings of the Company's foreign subsidiaries since all such earnings are intended to be indefinitely reinvested. The amount of the unrecognized deferred tax liability associated with these earnings is immaterial.

Utilization of the net operating loss and tax credit carryforwards is subject to a substantial annual limitation due to the "ownership change" limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended ("IRC") and other similar state provisions. Any annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization. As of December 31, 2025, the Company had $74.9 million of U.S. federal net operating loss carryforwards available to reduce future taxable income, of which $40.1 million will be carried forward indefinitely for U.S. federal tax purposes and $34.8 million will expire beginning in 2028. The Company also has $56.5 million of U.S. state net operating loss carryforwards that will expire beginning in 2044. The Company also has $17.8 million of foreign net operating loss carryforwards that do not expire.

The Company also has federal and state research and development ("R&D") and other tax credit carryforwards of $2.5 million and $2.6 million, respectively, as of December 31, 2025. The federal credit carryforwards began expiring in 2025 and state research credit carryforwards do not expire.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	2025	2024
Unrecognized tax benefits—January 1	$ 1,489	$ 1,381
Gross increases to current year tax positions	48	108
Unrecognized tax benefits—December 31	$ 1,537	$ 1,489

At December 31, 2025, and 2024, the balance of gross unrecognized tax benefits was $1.5 million and $1.5 million, respectively. For each of the years ended December 31, 2025, and 2024, the balance of gross unrecognized tax benefits increased $0.1 million and $0.1 million, respectively. None of the Company's unrecognized tax benefits would, if recognized, reduce the Company's effective tax rate since the tax benefits would increase a deferred tax asset that is currently offset by a full valuation allowance. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal, California and other various state and international jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Carryover attributes beginning in 2008 remain open to adjustment by the U.S. and state authorities. There are no tax examinations in any material tax jurisdictions.

The Company recognizes any interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2025, there were no accrued interest and penalties related to uncertain tax positions.

14. Patent Sale

On December 16, 2025 (the "Initial Closing date"), the Company entered into a patent purchase agreement with Tigo Energy Innovations LLC (the "Purchaser"), an unaffiliated third party, pursuant to which the Company sold certain patents (the "Assigned Patents"). Under the terms of the patent purchase agreement, total consideration could amount between $15.0 million and $18.0 million. In connection with the transaction, the Company received a non-exclusive grant-back license to practice the Assigned Patents in connection with the Seller's products.

The consideration consisted of $15.0 million which was paid upon the Initial Closing date of the patent purchase agreement. An additional holdback amount between $2.8 million and $3.0 million is payable after the initial closing, which is contingent on the Company satisfying certain conditions. If these conditions are not met, the Purchaser is not entitled to the patents subject to these conditions and the Company will not receive any amount related to the holdback consideration noted above. As of December 31, 2025, the conditions were not met for the Company to receive any portion of the holdback amount.

The Company accounted for the sale of the Assigned Patents as sale of non-financial assets under *ASC Topic 610-20, "Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets"* ("ASC Topic 610-20"). The patents transferred under the patent purchase agreement were not recognized as separate intangible assets as the Company retains perpetual, royalty-free, non-exclusive rights to continue using the underlying technology. As result, no intangible assets were derecognized, and the Company's Developed Technology and Patent intangible assets will continue to be amortized over their originally established useful lives. At the Initial Closing, the Company recognized a gain of $14.6 million, which is the consideration paid at the Initial Closing date, net of transaction costs. In accordance with ASC Topic 610-20, the gain is presented within other (income) expenses, net, on the Company's consolidated statements of operations and comprehensive loss for the year ended December 31, 2025.

Additionally, seller-retained royalties under the purchase patent agreement, which entitle the Company to receive up to $5.0 million of future license proceeds, represent contingent income and will be recognized in other (income) expenses, net when and if earned. As of December 31, 2025, the Company has not collected any seller-retained royalties.

15. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On February 24, 2026, we entered into a Securities Purchase Agreement with certain institutional investors, pursuant to which we issued and sold, in a registered direct offering (the "Offering"), an aggregate of 5,000,000 shares of the Company's common stock, par value $0.0001 per share, at a purchase price of $3.00 per share (the "Shares"), for gross proceeds from the Offering of $15.0 million, before deducting placement agent fees and offering expenses. The closing of the Offering occurred on February 26, 2026.

The Shares were offered by us pursuant to our effective shelf registration statement on Form S-3 (File No. 333-282013) that was filed with the SEC on September 9, 2024, and declared effective on September 17, 2024. A prospectus supplement and accompanying base prospectus describing the terms of the Offering has been filed with the SEC.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls were effective as of December 31, 2025.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on that evaluation, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

As an emerging growth company, management's assessment of internal control over financial reporting was not subject to attestation by our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item will be set forth in our definitive proxy statement for our 2026 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

    a)   Financial Statements and Schedules: The required information is set forth in "Part 2, Item 8 – Financial Statements and Supplementary Data" in this Annual Report.

    b)   Exhibits: The following exhibits are filed or furnished as an exhibit to this Annual Report on Form 10-K.

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation of Tigo Energy, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 30, 2023).
3.2	Amended and Restated Bylaws of Tigo Energy, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the SEC on May 30, 2023).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on S-4/A (File No. 333-264811), filed with the SEC on April 20, 2023).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 21, 2024).
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on S-4/A (File No. 333-264811), filed with the SEC on April 20, 2023).
10.2	Amended and Restated Registration Rights Agreement, dated as of May 23, 2023, by and among Tigo Energy, Inc., CHLM Sponsor LLC, CR Financial Holdings, Inc., and each party listed under Holder on the signature pages thereto (incorporated by reference to Exhibit 10.2 the Company's Current Report on Form 8-K, filed with the SEC on May 30, 2023).
10.3+	2023 Equity Incentive Plan of Tigo Energy, Inc. (incorporated by reference to Exhibit 10.4 the Company's Current Report on Form 8-K, filed with the SEC on May 30, 2023).
10.4+	2008 Stock Plan of Tigo Energy, Inc. (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on S-4/A (File No. 333-264811), filed with the SEC on April 20, 2023).
10.5+	Amended and Restated 2018 Stock Plan of Tigo Energy, Inc. (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on S-4/A (File No. 333-264811), filed with the SEC on April 20, 2023).
10.6+	Amended and Restated Employment Agreement, dated as of February 19, 2025, by and between Zvi Alon and Tigo Energy, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on February 21, 2025).
10.7+	Amended and Restated Employment Agreement, dated as of February 19, 2025, by and between Bill Roeschlein and Tigo Energy, Inc. incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on February 21, 2025).
10.8#	Office Lease, dated May 27, 2025, between Tigo Energy Inc. and Boccardo Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 30, 2025).
10.9#***	Patent Purchase Agreement, dated December 16, 2025, by and among Tigo Energy, Inc., Tigo Energy AI Ltd. and Tigo Energy Innovations LLC (incorporated by reference to Exhibit 10.1 the Company's Current Report on Form 8-K, filed with the SEC on December 17, 2025).
10.10+	Executive Short Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 21, 2025).
10.11+	Form of Restricted Stock Unit Award Grant Notice (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 (File No. 333-273897), filed with the SEC on August 10, 2023).
10.12+	Form of Stock Option Grant Notice (incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-8 (File No. 333-273897), filed with the SEC on August 10, 2023).

10.13+	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-8 (File No. 333-273897), filed with the SEC on August 10, 2023).
10.14+	Form of Stock Appreciation Right Award Agreement for China Grantees (incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form S-8 (File No. 333-273897), filed with the SEC on August 10, 2023).
10.15+	Form of Stock Option Grant Notice for Israeli Participants (incorporated by reference to Exhibit 4.12 to the Company's Registration Statement on Form S-8 (File No. 333-273897), filed with the SEC on August 10, 2023).
10.16+	Tigo Energy, Inc. Independent Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 14, 2024).
10.17#***	Amended and Restated Manufacturing and Supply Agreement, dated December 18, 2025, between Tigo Energy, Inc. and EG4 Electronics LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 19, 2025).
10.18+	Israeli Participants Sub-Plan to the Tigo Energy, Inc. 2023 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 7, 2023).
10.19+***	Form of Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 6, 2024).
10.20	At the Market Offering Agreement by and between the Company and Craig-Hallum Capital Group LLC dated November 26, 2024 (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 26, 2024).
10.21#	Form of Securities Purchase Agreement, dated February 24, 2026, by and among Tigo Energy, Inc. and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 26, 2026).
19.1	Tigo Energy, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K, filed with the SEC on March 20, 2025).
21.1	Subsidiaries of Tigo Energy, Inc. (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K, filed with the SEC on March 20, 2025).
23.1†	Consent of Deloitte & Touche LLP.
24.1†	Power of Attorney (included on the signature page to this Annual Report).
31.1†	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).
31.2†	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).
32.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)/15d-14(b).
32.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)/15d-14(b).
97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 21, 2024).
101.INS†	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH†	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

---

†	Filed herewith.
*	Furnished herewith
+	Indicates management contract or compensatory plan.
**#	Annexes, schedules and exhibits to this Exhibit omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
***	Certain confidential information contained in this document has been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tigo Energy, Inc.

Date: March 19, 2026

By:	/s/ Zvi Alon
Name:	**Zvi Alon**
Title:	Chief Executive Officer and Director
	(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Zvi Alon and Bill Roeschlein, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Exchange Act, this report has been signed by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Name	Title	Date
/s/ Zvi Alon **Zvi Alon**	Chief Executive Officer and Director (Principal Executive Officer)	March 19, 2026
/s/ Bill Roeschlein **Bill Roeschlein**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 19, 2026
/s/ Tomer Babai **Tomer Babai**	Director	March 19, 2026
/s/ Joan C. Conley **Joan C. Conley**	Director	March 19, 2026
/s/ Sagit Manor **Sagit Manor**	Director	March 19, 2026
/s/ Michael Splinter **Michael Splinter**	Director	March 19, 2026
/s/ Stanley Stern **Stanley Stern**	Director	March 19, 2026
/s/ John Wilson **John Wilson**	Director	March 19, 2026

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BOARD OF DIRECTORS

Zvi Alon
Chairman of the Board and Chief Executive Officer of Tigo Energy, Inc.

Tomer Babai
Consultant

Joan C. Conley
Senior Advisor on Corporate Governance & ESG Programs at Nasdaq, Inc.

Sagit Manor
Chief Financial Officer of Nayax Ltd.

Michael Splinter
Former Chief Executive Officer and Executive Chairman of Applied Materials

Stanley Stern
Managing Partner of Alnitak Capital

John Wilson
Founding Partner of Energy Growth Momentum LLP

EXECUTIVE OFFICERS

Zvi Alon, Chairman of the Board and Chief Executive Officer

Bill Roeschlein, Chief Financial Officer

Anita Chang, Chief Operating Officer

Jing Tian, Chief Revenue Officer and Chief Growth Officer

James (JD) Dillion, Chief Marking Officer